Form 10-K, Exhibit 13
period 1993-12-31
OWENS & MINOR INC
filed 1994-03-09
CIK 75252

Financial Information

Contents

Management's Discussion and Analysis of
Results of Operations and Financial Condition       18

Consolidated Financial Statements                   22

Notes to Consolidated Financial Statements          26

Independent Auditors' Report                        37

Market and
Dividend Information                                40

Management's Discussion and Analysis of Operations and Financial Condition



Selected Financial Data
                                                       Year ended December 31,

(in thousands, except ratios and per share data)     1993          1992      1991
Income Statement Data:
Continuing operations:
Net sales                                         $1,396,971    $1,177,298    $1,021,014
Cost of sales                                      1,249,660     1,052,998       918,304











Gross margin                                         147,311       124,300       102,710
Selling, general and administrative expenses         106,362        90,027        77,082
Depreciation and amortization                          7,593         5,861         4,977
Interest expense, net                                  2,939         2,472         4,301
Total expenses                                       116,894        98,360        86,360
Income before income taxes                            30,417        25,940        16,350
Provision for income taxes                            11,900        10,505         6,681
Net income from continuing operations                 18,517        15,435         9,669
Discontinued operations:
      Income from discontinued operations,
       net of taxes                                        -            77         2,358
      Gain on disposals, net of other provisions
       and taxes                                         911         5,610             -
Cumulative effect of change in accounting
 principles                                              706          (730)            -
Net income                                          $ 20,134      $ 20,392    $   12,027
Selected Financial Information:
Net income per share:
Continuing operations                               $    .90      $    .78    $      .49
Discontinued operations                                  .04           .29           .12
Cumulative effect of change in accounting
  principles                                             .03          (.04)            -
Net income per share                                $    .97      $   1.03    $      .61
Cash dividends per share                            $    .210     $    .165   $     .132
Weighted average common shares and common
      share equivalents                               20,675        19,788        19,641
Price Range of Common Stock Per Share:
      High                                          $  23.38      $  15.17    $    16.17
      Low                                           $  12.63      $  11.00    $     6.25
Selected Ratios:
Gross margin as a percent of net sales*                10.5%         10.6%          10.1%
Selling, general and administrative expenses
 as a percent of net sales*                             7.6%          7.7%           7.6%
Average receivable days sales outstanding*             34.2          35.7          38.1
Average inventory turnover*                            11.5          11.4          11.1
Return on average equity*                              14.6%         14.4%         10.6%
Current ratio                                           2.0           1.8           1.9
Balance Sheet Data:
Working capital                                  $  139,091       $99,826      $122,675
Total assets                                        334,322       274,540       311,786
Long-term debt                                       50,768        24,986        67,675
Capitalization ratio                                   27.1%         17.6%         41.1%
Stockholders' equity                                136,943       116,659        97,091
Stockholders' equity per share outstanding       $     6.75      $   5.95      $   5.01

*Continuing operations only.



                    Year ended December 31,

                                                 1990       1989       1988      1987       1986       1985       1984       1983











Income Statement Data:
Continuing operations:
Net sales                                      $916,709   $708,089   $500,435   $367,034   $272,222   $199,294   $170,777 $147,640
Cost of sales                                   827,441    641,011    445,456    326,651    239,170    171,099    145,990  125,040
Gross margin                                     89,268     67,078     54,979     40,383     33,052     28,195     24,787   22,600
Selling, general and administrative expenses     67,171     57,943     42,668     31,302     26,204     23,196     21,262   20,271
Depreciation and amortization                     4,210      2,795      2,416      1,922      1,319      1,050        772      590
Interest expense, net                             5,858      5,078      2,230      2,006      1,789      1,303      1,279    1,288
Total expenses                                   77,239     65,816     47,314     35,230     29,312     25,549     23,313   22,149
Income before income taxes                       12,029      1,262      7,665      5,153      3,740      2,646      1,474      451
Provision for income taxes                        4,634        628      3,032      2,148      1,806      1,224        652      207
Net income from continuing operations             7,395        634      4,633      3,005      1,934      1,422        822      244
Discontinued operations:
 Income from discontinued
   operations, net of taxes                       1,380      1,855      3,734      3,481      2,968      2,986      2,815    2,766
 Gain on disposals, net of other provisions
   and taxes                                          -          -          -          -          -          -          -       -
Cumulative effect of change in accounting
 principles                                           -          -          -          -          -          -          -       -
Net Income                                     $  8,775   $  2,489   $  8,367   $  6,486   $  4,902   $  4,408   $  3,637   $3,010

Selected Financial Information:
Net Income per share:
Continuing operations                          $    .39   $    .03   $    .24   $    .16   $    .11   $    .09   $    .06   $  .02
Discontinued operations                             .07        .10        .20        .19        .16        .18        .22      .26
Cumulative effect of change in accounting
  principles                                          -           -          -          -          -          -          -       -
Net income per share                           $    .46   $    .13   $    .44   $    .35   $    .27   $    .27   $    .28   $  .28
Cash dividends per share                       $   .115   $   .115   $   .113   $    .098  $   .089   $   .080   $   .071   $ .058
Weighted average common shares and common
  share equivilants                              19,170     18,941     18,842      18,791    18,468     16,163     12,839   10,799
Price Range of Common Stock Per Share:
  High                                         $   6.67   $   7.06   $   6.78   $   6.55   $   6.00   $   5.41   $   3.06   $ 3.80
  Low                                          $   4.78   $   5.06   $   3.93   $   3.48   $   3.93   $   2.62   $   2.22   $ 2.52
Selected Ratios:
Gross margin as a percent of net sales*            9.7%       9.5%      11.0%      11.0%      12.1%      14.1%      14.5%    15.3%
Selling, general and administrative expenses
  as a percent of net sales*                       7.3%       8.2%       8.5%       8.5%       9.6%      11.6%      12.5%    13.7%
Average receivable days sales outstanding*         39.2       41.4       41.0       41.0       40.6       45.9       44.0     44.3
Average inventory turnover*                        10.8        8.5        7.6        8.0        8.3        7.9        7.0      5.7
Return on average equity*                          9.1%        .8%       6.3%       5.4%       5.0%       4.2%       2.7%     1.0%
Current ratio                                       1.9        2.4        2.7        2.8        2.7        2.6        3.0      2.8
Balance Sheet Data:
Working capital                                $117,983   $133,309   $106,545   $ 89,056    $71,317    $54,248    $44,840  $35,897
Total assets                                   290,233    258,683    189,916    154,390    126,779     96,825     74,702   62,130
Long-term debt                                   71,339     85,324     46,819     33,713     42,562     27,546     20,092   12,658
Capitalization ratio                              45.6%      52.4%      37.8%      32.3%      51.0%      43.4%      38.5%    30.2%
Stockholders' equity                             85,002     77,560     77,170     70,761     40,878     35,914     32,059   29,320
Stockholders' equity per share outstanding     $   4.49   $   4.13   $   4.12   $   3.78    $  3.07    $  2.77    $  2.53 $   2.31

*Continuing operations only.

Management's Discussion and Analysis of Operations and Financial Condition (continued)

Owens & Minor, Inc. and Subsidiaries

Results of Operations
1993 Compared to 1992

Continuing Operations:
Net Sales
Net sales from continuing operations increased 18.7% to $1.4 billion in 1993. Same store sales increased 15.0%. The increase is primarily the result of increased account penetration, the development of new partnerships with key customers around the country, market share improvement due to the continuing consolidation in the industry, the sale of new products and lines and the opening or acquisitions of six new distribution centers. Net sales under the VHA contract increased by $72.6 million, or 18.8%, to $459.6 million in 1993.

Gross Margin
Gross margin as a percent of net sales decreased by .1 percentage points to 10.5% in 1993. This decrease is a result of continued margin pressure and a greater percentage of business coming from major national accounts. The margin decrease was offset through aggressive and strategic buying practices, the development of revenue-producing value-added services for our customers and tighter control of price and contract adjustments using electronic data interchange (EDI).

Selling, General and Administrative Expenses
Selling, general and administrative expenses decreased to 7.6% of net sales in 1993 from 7.7% in
1992. This decrease was primarily the result of the Company's effort to reduce administrative expenses to offset the margin decrease. The decrease in administrative expense was partially offset with the costs of opening new distribution centers in Birmingham, Detroit, Boston and
Seattle. The Company also continued its committment to quality through investing in training and
information system technology development.

Interest Expense, net
Net interest expense increased $.5 million to $2.9 million in 1993. The average interest rate decreased from 8.3% in 1992 to 6.5% in 1993. The increase in interest expense was primarily the result of increased borrowings to finance the new distribution centers discussed above, the acquisitions of Lyons Physician Supply Company in Youngstown, Ohio and A. Kuhlman & Company in
Detroit, Michigan and increased inventory from product line expansion.

Income Taxes
The effective tax rate decreased by 1.4 percentage points from 40.5% in 1992 to 39.1% in 1993. A reconciliation of the statutory income tax rate to the Company's effective income tax rate is provided in Note 10 of the Notes to Consolidated Financial Statements.

Net Income
Net income increased by $3.1 million to $18.5 million in 1993. Net income per share increased by
$.12 to $.90 per share in 1993.

Discontinued Operations
The Company's divestitures of the Wholesale Drug and Specialty Packaging Divisions are discussed in Note 2 of the Notes to Consolidated Financial Statements.

Change in Accounting Principle
Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No.
109, Accounting for Income Taxes. The cumulative effect of this change in accounting for income taxes resulted in a benefit of $.7 million in 1993.












Results of Operations
1992 Compared to 1991
Continuing Operations:

Net Sales











Net sales from continuing operations increased 15.3% to $1.2 billion in 1992. The increase is primarily the result of increased account penetration, the development of new partnerships with key customers around the country, market share improvement due to the continuing consolidation in the industry and the sale of new products and lines. Net sales under the VHA contract increased by $31.4 million, or 8.8%, to $387.0 million in 1992.

Gross Margin
Gross margin as a percent of net sales increased by .5 percentage points to 10.6% in 1992. This increase reflects more aggressive and strategic buying practices, the development of revenue-producing value-added services for our customers and tighter control of price and contract adjustments using electronic data interchange (EDI).

Selling, General and Administrative Expenses
Selling, general and administrative expenses increased to 7.7% of net sales in 1992 from 7.6% in
1991. This increase reflects a continued investment in our quality process, training, monetary incentives for the accomplishment of team and Company goals and increased information systems costs.

Interest Expense, net
Net interest expense decreased $1.8 million to $2.5 million in 1992 and the average interest rate increased from 8.0% in 1991 to 8.3% in 1992.
The decrease in interest expense is primarily the result of paying off debt with cash proceeds received from the divestitures of the Wholesale Drug Division and Vangard Labs, Inc. as discussed in Note 2 of the Notes to Consolidated Financial Statements. The increase in the average interest rate is primarily the result of the repayment of the Company's variable rate debt versus higher fixed rate debt.

Income Taxes
The effective tax rate decreased by .4 percentage points from 40.9% in 1991 to 40.5% in 1992. A reconciliation of the statutory income tax rate to the Company's effective income tax rate is provided in Note 10 of the Notes to Consolidated Financial Statements.

Net Income






















Net income increased by $5.8 million to $15.4 million in 1992. Net income per share increased by
$.29 to $.78 per share in 1992. A 3 for 2 stock split was distributed on March 22, 1993, to shareholders of record as of  March 8, 1993.

Discontinued Operations
The Company's divestitures of the Wholesale Drug and Specialty Packaging Divisions are discussed in Note 2 of the Notes to Consolidated Financial Statements.

Change in Accounting Principle
In 1992, the Company elected early adoption of the provisions of Statement of Financial
Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than
Pensions. In applying this pronouncement, the Company recognized the accumulated postretirement benefit obligation as of the beginning of 1992 of $.7 million.

Financial Condition
Liquidity and Capital Resources
The Company uses a number of measurements of liquidity and capital resources for internal management purposes and evaluation. These measurements, which relate to asset management, working capital and leverage, are summarized below:


                                  Year ended December 31,

                                1993        1992       1991

Average asset turnover*          4.6         4.5        4.3
Average inventory turnover*     11.5        11.4       11.1
Average receivable days
   sales outstanding*           34.2        35.7       38.1
Working capital (000's)     $139,091     $99,826   $122,675
Current ratio                    2.0         1.8        1.9
Inventory ownership*            15.3%        6.1%       8.6%
Capitalization ratio (long-
   term debt to long-term
     debt plus equity)          27.1%       17.6%      41.1%

*Continuing operations only.

Asset Management
For continuing operations, average asset turnover increased to 4.6 in 1993 from
4.5 in 1992;











average inventory turnover increased to 11.5 in 1993 from 11.4 in 1992; and average receivable days outstanding decreased to 34.2 days in 1993 from 35.7 days in 1992. The current ratio improved to 2.0 in 1993 from 1.8 in 1992.
 The improvement in average inventory turnover resulted from continued











strengthening of
inventory controls. Average receivable days sales outstanding decreased as a result of the continued emphasis placed on accounts receivable controls.

Working Capital
Working capital increased by $39.3 million to $139.1 million in 1993. The increase in working capital is primarily due to increased inventory from product line expansion and increased accounts receivable from sales volume growth.

Leverage
Long-term debt, including current maturities, increased by $24.4 million in 1993 to $52.3 million.
The capitalization ratio increased from 17.6% in 1992
to 27.1% in 1993. The increase in long-term debt was necessary to finance new distribution centers in Birmingham, Detroit, Boston, and Seattle, two acquisitions, Lyons Physician Supply
Company in Youngstown, Ohio and    A. Kuhlman & Company in Detroit and increased
inventory from
product line expansion. In November 1993, the Company repaid the $12.0 million outstanding principle balance of the 9.3% Senior Notes. (See Note 6 of the Notes to Consolidated Financial
Statements.)

Inflation
It is the Company's policy to pass through price increases from suppliers. However, these increases are offset where possible with savings in productivity and volume. The effects of inflation on inventories are reflected in net income because the Company uses the LIFO inventory method.

VHA Agreement











The Company entered into a new supply agreement with VHA in November 1993. Under the provisions of the new agreement, commencing on April 1, 1994, the Company will sell products to VHA-member hospitals and affiliates on a variable cost-plus basis that is generally dependent upon dollar volume of purchases and percentage of total products purchased from the Company. Accordingly, as the Company's sales to and penetration of VHA-member customers increase, the cost-plus pricing charged to such customers decreases. Prior to April 1, 1994, products were sold on a straight cost-plus basis. Although the new cost-plus pricing formulation is likely to reduce the
Company's overall gross margin, any such reduction may be offset in whole or in part by the combined effect of increased sales to and penetration of VHA-member customers resulting from the
new pricing formulation, additional amounts that the Company may charge such customers for certain value-added services and operating efficiencies and economies of scale associated with increased sales to VHA-member customers.

Stuart Medical Proposal
On December 22, 1993, the Company entered into an agreement with Stuart Medical, Inc. whereby the companies will combine their two businesses. See Note 2 of the Notes to Consolidated
Financial Statements for further discussion of this combination.

Consolidated Statements of Income
Owens & Minor, Inc. and Subsidiaries



                                                       Year ended December 31,
(in thousands, except per share data)             1993        1992          1991
Continuing operations:
Net sales                                      $1,396,971   $1,177,298   $1,021,014











Cost of sales                                   1,249,660    1,052,998      918,304
Gross margin                                      147,311      124,300      102,710
Selling, general and administrative expenses      106,362       90,027       77,082
Depreciation and amortization                       7,593        5,861        4,977
Interest expense, net                               2,939        2,472        4,301
Total expenses                                    116,894       98,360       86,360
Income before income taxes                         30,417       25,940       16,350
Provision for income taxes                         11,900       10,505        6,681
Net income from continuing operations              18,517       15,435        9,669
Discontinued operations:
   Income from discontinued operations,
     net of taxes                                       -           77        2,358
   Gain on disposals, net of other provisions
     and taxes                                        911        5,610            -
Cumulative effect of change in accounting
 principles                                           706         (730)           -
Net income                                      $  20,134   $   20,392       $12,027
Net income per share:
Continuing operations                           $     .90   $      .78       $   .49
Discontinued operations                               .04          .29           .12
Cumulative effect of change in accounting
  principles                                          .03         (.04)            -
Net income per share                            $     .97   $     1.03       $   .61
Cash dividends per share                        $    .210   $     .165       $  .132
Weighted average common shares and common
   share equivalents                               20,675       19,788        19,641

See Notes to Consolidated Financial Statements.













Consolidated Balance Sheets
Owens & Minor, Inc. and Subsidiaries

                                                        December 31,
(in thousands)                                       1993        1992
Assets
Current assets
 Cash and cash equivalents                        $  2,048    $  7,068
 Accounts and notes receivable, less
   allowances of $4,678 in 1993











    and $4,442 in 1992                             144,629     116,984
 Merchandise inventories                           124,848      92,973
 Other current assets                               10,638      12,050
 Total current assets                              282,163     229,075
Property and equipment, net                         23,863      22,037
Excess of purchase price over net assets
 acquired, net                                      17,316      14,621
Other assets                                        10,980       8,807
 Total Assets                                     $334,322    $274,540
Liabilities and Stockholders' Equity
Current liabilities
 Current maturities of long-term debt             $  1,494    $  2,882
 Accounts payable                                  120,699     103,235
 Accrued payroll and related liabilities             5,768       5,674
 Other accrued liabilities                          15,111      17,458
 Total current liabilities                         143,072     129,249
 Long-term debt                                     50,768      24,986
 Accrued pension and retirement plan                 3,539       3,646
 Total liabilities                                 197,379     157,881
 Stockholders' equity
 Preferred stock, par value $10.00 per
  share; authorized-1,000 shares;
  none issued                                            -           -
 Series A Participating Cumulative
  Preferred stock, par value $10.00 per share;
    authorized-300 shares; none issued                   -           -
 Common stock, par value $2.00 per share;
   authorized-30,000 shares;
   issued-20,285 shares in 1993 and
   19,596 shares in 1992                            40,569      39,191
 Paid-in capital                                     9,258       8,007
 Retained earnings                                  87,116      69,461
 Total stockholders' equity                        136,943     116,659
Commitments and contingencies
 Total Liabilities and Stockholders' Equity       $334,322    $274,540

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity
Owens & Minor, Inc. and Subsidiaries














                                              Common
                                              Shares       Common       Paid-in     Retained
   (in thousands, except per share data)   Outstanding      Stock       Capital     Earnings      Total
   Balance December 31, 1990                  8,422        $16,843       $25,554    $42,605     $ 85,002
   Net income                                     -              -             -     12,027       12,027
   Cash dividends ($.132 per share)               -              -             -     (2,551)      (2,551)
   Proceeds from exercised stock options,
      including tax benefits realized
      of $563                                   190            380         1,996          -        2,376
   Acquisition related payout                    26             53           347          -          400
   Stock split (three-for-two)                4,286          8,572        (8,578)         -           (6)
   Retirement plan liability adjustment           -              -             -       (157)        (157)
   Balance December 31, 1991                 12,924         25,848        19,319     51,924       97,091
   Net income                                     -              -             -     20,392       20,392
   Cash dividends ($.165 per share)               -              -             -     (3,224)      (3,224)
   Proceeds from exercised stock options,
      including tax benefits realized
      of $493                                    85            170           759          -          929
   Common stock issued for incentive plan        15             30           269          -          299
   Acquisition related payout                    40             79           724          -          803
   Stock split (three-for-two)                6,532         13,064       (13,064)         -            -
   Retirement plan liability adjustment           -              -             -        369          369
   Balance December 31, 1992                 19,596         39,191         8,007     69,461      116,659
   Net income                                     -              -             -     20,134       20,134
   Cash dividends ($.210 per share)               -              -             -     (4,222)      (4,222)
   Proceeds from exercised stock options,
    including tax benefits realized
    of $495                                     119            239         1,256          -        1,495
Common stock issued for incentive plan           31             62           387          -          449
Pooling of interests with Lyons Physician
 Supply Co.                                     476            951        (1,189)     1,743        1,505
Acquistion related payout                        63            126           797          -          923
Balance December 31, 1993                    20,285        $40,569       $ 9,258   $ 87,116     $136,943

See Notes to Consolidated Financial Statements.


Consolidated Statements of Cash Flows
Owens & Minor, Inc. and Subsidiaries


                                                        Year ended December 31,






















(in thousands)                                       1993        1992        1991
Operating Activities
Net income and noncash charges
Net income                                         $20,134      $20,392     $12,027
Noncash charges to income
   Gain on disposals of business segments, net        (911)      (5,610)          -
   Cumulative effect of change in
    accounting principles                             (706)         730           -
   Depreciation and amortization                     7,593        5,861       6,070
   Provision for losses on accounts and notes
     receivable                                        497        1,351       1,506
   Provision for LIFO reserve                          661        1,056       3,816
   Other, net                                          897        1,135         554
Cash provided by net income and noncash charges     28,165       24,915      23,973
Changes in working capital
   Accounts and notes receivable                   (23,424)           5     (11,414)
   Merchandise inventories                         (28,232)         359      (3,798)
   Accounts payable                                 13,307       (8,885)      3,635
   Net change in other current assets and
    current liabilities                               (258)     (10,591)      3,366
Other, net                                             431       (2,112)        904
Cash provided by (used for) operating activities   (10,011)       3,691      16,666
Investing Activities
Proceeds from disposals of business segments             -       50,920           -
Business acquisitions, net of cash acquired         (2,416)           -      (3,052)
Additions to property and equipment                 (6,288)      (4,955)     (5,947)
Other, net                                          (3,377)      (2,535)       (257)
Cash provided by (used for) investing activities   (12,081)      43,430      (9,256)
Financing Activities
Cash dividends paid                                 (4,222)      (3,224)     (2,551)
Additions to long-term debt                         37,000            -           -
Reductions of long-term debt                       (17,471)     (44,619)     (7,542)
Other short-term financing                             765        6,599      (1,700)
Stock split fractional shares                            -            -          (6)
Exercise of options                                  1,000          436       1,813
Cash provided by (used for) financing activities    17,072      (40,808)     (9,986)
Net increase (decrease) in cash and
 cash equivalents                                   (5,020)       6,313      (2,576)
Cash and cash equivalents at beginning of year       7,068          755       3,331
Cash and cash equivalents at end of year           $ 2,048      $ 7,068      $  755

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements












Owens & Minor, Inc. and Subsidiaries

Note 1 - Summary of Significant Accounting Policies
Principles of Consolidation
   The consolidated financial statements include the accounts of the Company and its wholly
owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents
   Cash and cash equivalents include cash and marketable securities with an original maturity at the date of purchase of three months or less. The carrying amount of marketable securities approximates fair value because of the short maturity of these instruments.

Merchandise Inventories
   Merchandise inventories are valued at the lower of cost or market with the cost of all inventories determined on a last-in, first-out (LIFO) basis.

Property and Equipment
   Additions to property and equipment are recorded at cost. At inception, capital leases are recorded at the lesser of fair value of the leased property or the discounted present value of the minimum lease payments. The cost of assets sold or retired and the related amounts of accumulated depreciation and amortization have been eliminated from the accounts in the year of sale or retirement and the resulting gain or loss has been reflected in operations. Normal maintenance and repairs are expensed as incurred, and renovations and betterments are capitalized.
   Depreciation is computed on the straight-line method over the estimated useful lives of the various assets. Capital leases and leasehold improvements are amortized by the straight-line method over the shorter of their estimated useful lives or the term of the lease. Accelerated methods and lives are used for income tax reporting purposes. Estimated useful lives for financial reporting purposes are:

                                                  Estimated
Assets                                           Useful Life

Buildings and improvements                       20-50 years
Furniture, fixtures and equipment                 3-10 years
Vehicles                                          3-6 years

Excess of Purchase Price Over Net Assets Acquired
   The excess of purchase price over net assets acquired (goodwill) is being amortized on a straight-line basis over 40 years from the dates of acquisition.

Computer Software
   Computer software, purchased in connection with major system developments, is capitalized.











Additionally, certain software development costs are capitalized when incurred and when technological feasibility has been established. Amortization of all capitalized software costs is computed on a product-by-product basis over the estimated economic life of the product which ranges from three to five years. Computer software costs are included in other assets in the
Consolidated Balance Sheets.

Pension and Retirement Plans
   Annual costs of the Company's pension and retirement plans are determined actuarially in accordance with Statement of Financial Accounting Standards No. 87, Employers' Accounting for
Pensions.

Postretirement Benefits Other Than Pensions
   Annual costs of the Company's postretirement benefits other than pensions are determined actuarially in accordance with Statement of Financial Accounting Standards No. 106, Employers'
Accounting for Postretirement Benefits Other Than Pensions.

Income Taxes
   The Company uses the asset and liability method in accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income
Taxes. Deferred income taxes result primarily from the use of different methods for financial reporting and tax purposes.

Net Income per Share
   Net income per share is computed using the weighted average number of shares of common stock and common stock equivalents outstanding during the year. The assumed conversion of all convertible debentures has not been included in the computation because the resulting dilution is not material.


Note 2 - Business Acquisitions and Divestitures
   On December 22, 1993, the Company entered into an agreement with Stuart Medical, Inc.
(Stuart), whereby the companies will combine their two businesses. Stuart, a distributor of medical/surgical supplies, has distribution centers located primarily in the West, Midwest and Northeast and had sales for the year ended
December 31, 1993 of $890.5 million (unaudited). In the proposed transaction, the Company will form a holding company that will own all of the currently outstanding capital stock of the











Company and Stuart.

   Under the terms of the agreement, the new holding company would exchange $40,200,000 in cash and $115,000,000 par value of convertible preferred stock for all of the capital stock of
Stuart. Each outstanding share of the Company's common stock would be exchanged for one share of common stock of the new holding company. The Company intends to account for this transaction as a purchase, if consumated.

   The convertible preferred stock will be convertible into approximately 4,650,000 shares of common stock of the new holding company (or about 17.8 percent of the pro forma fully diluted outstanding shares of the new holding company); entitled to an annual cash dividend of 4.5 percent; and redeemable by the Company under certain circumstances after three years. The
Company will also refinance Stuart's pro forma debt of $141,000,000 (unaudited).

   The Board of Directors of the Company and the requisite shareholders of Stuart have unanimously approved this transaction. The Company's shareholders will vote on the proposed transaction at the annual shareholders' meeting with expected closing of the transaction to occur in the second quarter. Had this acquisition been completed on January 1, 1993, on a pro forma basis, net sales, net income and net income per share for the Company would have been approximately $2,339,000,000, $24,000,000 and $.93
(all unaudited).

   On May 28, 1993, the Company issued 476,190 shares of its common stock for all the outstanding common stock of Lyons Physician Supply Company (Lyons) of Youngstown, Ohio. This merger has been accounted for as a pooling of interests, and the Company's fiscal 1993 financial statements include the activity of Lyons as of January 1, 1993.

   On June 25, 1993, the Company acquired all of the outstanding common stock of
A. Kuhlman &
Co. (Kuhlman's) of Detroit, Michigan. The acquisition was accounted for as a purchase with the results of Kuhlman's included from the acquisition date. The cost of the acquisition was approximately $2,900,000 and exceeded the net book value of the tangible assets acquired and liabilities assumed by approximately $1,700,000. Pro forma results of this acquisition, assuming it had been made at the beginning of the year, would not be materially different from the results reported.

   On February 28, 1992, the Company sold substantially all of the net assets of its
Wholesale Drug Division to Bergen Brunswig Corporation. Accordingly, the











operations of the
Wholesale Drug Division have been classified as discontinued operations for all years presented in the accompanying Consolidated Statements of Income. The proceeds from the sale of approximately $49,552,000, resulted in a gain of $9,783,000, net of applicable income tax expense of $6,408,000 for the year ended December 31, 1992. Net income of this division was
$2,270,000 in 1991 and is net of applicable income tax expense of $1,439,000.

   On May 29, 1992, the Company sold substantially all of the net assets of Vangard Labs,
Inc., completing the disposition of the Specialty Packaging Segment, to Medical Technology
Systems, Inc. The proceeds from the sale of approximately $2,000,000, resulted in a loss of
$2,858,000, net of applicable income tax benefit of $1,257,000, for the year ended December 31,
1992. On December 31, 1990 the principle operating assets of Harbor Medical, Inc., a portion of the Specialty Packaging Segment, were sold to Sterile Concepts, Inc. The Specialty Packaging
Segment is accounted for as discontinued operations for all years presented in the accompanying
Consolidated Statements of Income. Net income for this division was $77,000 for the first four months of 1992 and $88,000 in 1991 and is net of applicable income tax expense of $23,000 and
$15,000, respectively.

   The Company periodically re-evaluates the adequacy of its accruals associated with discontinued operations.
In 1993, the Company decreased its loss provision for discontinued operations by $911,000 based on settlement of established liabilities and changes in prior estimates of expenses. In 1992, the loss provision was increased by $1,315,000 for such changes in prior estimates. Changes in these estimates are included in discontinued operations in the accompanying Consolidated Statements of Income.

   On December 2, 1991, the Company acquired for cash the common stock of Koley's Medical
Supply, Inc. (Koley's) in a business combination accounted for as a purchase. The acquisition of
Koley's, a distributor of medical/surgical supplies, provided the Company with three distribution centers located in Iowa and Nebraska. The cost of the acquisition was approximately
$3,593,000 and exceeded the net book value of the tangible assets acquired and liabilities assumed by approximately $1,637,000. The purchase price was funded through normal working capital.

   The purchase agreement for Koley's specified that the purchase price may be increased in future years if certain criteria are met. Pursuant to the terms of this agreement, an additional
$1,177,000 was paid in 1993.


Note 3 - Merchandise Inventories
   All inventories are valued using the last-in, first-out (LIFO) method of inventory valuation. If LIFO inventories had been valued at current costs (FIFO), they would have been greater by the following amounts:

(in thousands)

December 31, 1993                 $17,620
December 31, 1992                 $16,959
December 31, 1991                 $29,196


Note 4 - Property and Equipment
   The Company's investment in property and equipment consists of the following:

                                               December 31,

(in thousands)                              1993          1992

Land and buildings                        $ 4,617       $ 2,720
Furniture, fixtures and equipment          27,042        23,615
Transportation equipment                    1,093           788
Capitalized leases                          7,776         8,150
Leasehold improvements                      5,898         4,866
                                           46,426        40,139
Less: Accumulated depreciation             17,304        14,262
Less: Accumulated amortization of
 capitalized leases                         5,259         3,840

Property and equipment, net               $23,863       $22,037


   For continuing operations, depreciation expense for property and equipment for 1993, 1992,
and 1991 was $6,368,000, $5,129,000 and $4,115,000, respectively.

Note 5 - Accounts Payable
   The Company's accounts payable consists of the following:
                                      December 31,












(in thousands)                     1993        1992

Trade accounts payable          $ 99,096   $ 82,397
Drafts payable                    21,603     20,838
Total accounts payable         $ 120,699   $103,235






Note 6 - Long-Term Debt
        Long-term debt consists of the following:
                                                 December 31,

(in thousands)                                 1993        1992

Revolving credit notes                      $ 37,000     $     -
9.3% Senior Notes                                  -      12,000
0% Subordinated Note                           8,214       7,440
6 1/2% Convertible Subordinated Debenture      3,500       3,500
Obligations under capitalized leases           3,548       4,928
                                              52,262      27,868
Current maturities                            (1,494)     (2,882)

Long-term debt                               $50,768     $24,986


   The Company has a revolving credit agreement that provides for a maximum borrowing of
$40,000,000. The interest rates on the revolving credit notes vary with, but do not exceed, the prime rate (6.0% as of December 31, 1993). The agreement expires on May 31, 1996 and any outstanding balances are payable in full on that date.
   On May 31, 1989, the Company issued an $11.5 million 0% Subordinated Note and a $3.5 million 6 1/2% Convertible Subordinated Debenture to partially finance the National Healthcare acquisition. The 0% Subordinated Note due May 31, 1997 was discounted for financial reporting purposes at an effective rate of 10.4% to $5,215,000 on the date of issuance. The 6 1/2%
Convertible Subordinated Debenture due May 31, 1996 is convertible into approximately 578,250 common shares. Interest is payable semi-annually on May 31 and November 30. The Company can redeem all or any portion of the debentures without penalty.
   The Company leases certain data processing equipment under capitalized lease agreements.
These leases require monthly payments and expire at various dates through 1996. Interest is imputed on these leases at rates ranging from 6.5% to 10.5%.
   The Company entered into capital leases for additional computer equipment in the amounts of $1,734,000 and $1,744,000 during 1992 and 1991, respectively. These represent non-cash investing and financing activities for purposes of the Consolidated Statements of Cash Flows.
There were no new capital leases during 1993.
   Under certain of the loan agreements, the Company is required to maintain tangible net worth at specified levels. Other financial covenants relate to levels of indebtedness, liquidity and cash flow.
   The Company has four bank lines of credit aggregating $62,000,000. At December 31, 1993, there were no borrowings under these lines.
   Based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, except for the convertible debenture which is valued at book value because the conversion price was substantially below the current market price, the fair value of long-term debt, including current maturities, is approximately $53,238,000, as of
December 31, 1993.
   Cash payments for interest during 1993, 1992 and 1991 were $2,341,000, $2,126,000 and
$5,106,000, respectively.
   Maturities of long-term debt for the five years subsequent to 1993 are: 1994-











$1,494,000;
1995-$1,504,000; 1996-$41,050,000; 1997-$8,214,000; 1998-$0.


Note 7 - Employee Benefit Plans
   The Company has a noncontributory pension plan covering substantially all employees.
Employees become participants in the plan after one year of service and attainment of age 21.
Pension benefits are based on years of
service and average compensation. The amount funded for this plan is not less than the minimum required under federal law nor more than the amount deductible for federal income tax purposes.
Plan assets consist primarily of equity securities, including 22,963 shares as of December 31,
1993 of the Company's common stock, and U.S. Government securities.
   The Company also has a noncontributory, unfunded retirement plan for certain officers and other key employees. Benefits are based on a percentage of the employees' compensation. The Company maintains life insurance policies on plan participants to act as a financing source for the plan.
   The following table sets forth the plans' financial status and the amounts recognized in the Company's Consolidated Balance Sheets at December 31, 1993 and 1992:


                                                              Pension Plan         Retirement Plan
(in thousands)                                              1993       1992       1993        1992
Actuarial present value of benefit obligations:
   Accumulated benefit obligations
      Vested                                             $10,984      $8,970     $1,225      $1,279
      Non-vested                                             528       1,041        780         499











   Total benefits                                         11,512      10,011      2,005       1,778
Additional amounts related to projected salary increases   2,110       1,116      1,226         854
Projected benefit obligations for service rendered
 to date                                                  13,622      11,127      3,231       2,632
Plan assets at fair market value                          13,603      11,445          -           -
Plan assets over (under) projected benefit obligations       (19)        318     (3,231)     (2,632)











Unrecognized net (gain) loss from past experience            (42)     (1,032)     1,080         828
Unrecognized prior service cost (benefit)                    479         715        (23)       (109)
Unrecognized net (asset) obligation being recognized
   over 11 and 17 years, respectively                       (321)       (428)       369         410
Adjustment required to recognize minimum liability
   under SFAS 87                                               -           -       (200)       (275)
Accrued pension asset (liability)                        $    97      $ (427)   $(2,005)    $(1,778)


   The components of net pension cost for both plans are as follows:

                                                    Year ended December 31,

(in thousands)                                      1993        1992        1991
Service cost-benefits earned during the year       $1,146      $  944     $  864
Interest cost on projected benefit obligations      1,056         994        865
Actual return on plan assets                       (1,450)       (748)    (1,829)
Net amortization and deferral                         453        (145)     1,103
Net periodic pension cost                          $1,205      $1,045     $1,003


   The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations are assumed to be 7.5% and 5.5% for 1993, respectively and 8% and 6% for 1992, respectively. The expected long-term rate of return on plan assets is 9%.
   In 1992, a curtailment gain of $123,000 which resulted from the dispositions of the business units classified as discontinued operations, was not reflected in net pension cost in the preceding table, but was included in gain on disposals in the Consolidated Statements of Income.
   Substantially all employees of the Company may become eligible for certain medical benefits if they remain employed until retirement age and fulfill other eligibility requirements specified by the plan. The plan is contributory with retiree contributions adjusted annually.
   The Company elected early adoption of the accounting provisions of the Statement of
Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other
Than Pensions. This new standard requires that the expected cost of retiree health benefits be
charged to expense during the years that the employees render service rather than the Company's past practice of recognizing these costs on a pay-as-you-go basis. As part of adopting the new standard, the Company recorded in the first quarter of 1992, a one-time, non-cash charge against earnings of $1,200,000 before taxes and $730,000 after taxes, or $.04 per share. This cumulative catchup adjustment as of January 1, 1992 represents the discounted present value of expected future retiree health benefits attributed to employees' service rendered prior to that date.
    The following table sets forth the plan's financial status and the amount recognized in the Company's Consolidated Balance Sheets at December 31, 1993 and 1992:

(in thousands)                                          1993        1992

Accumulated postretirement benefit obligation:
   Retirees                                           $  (251)   $  (208)
   Fully eligible active plan participants               (464)      (384)
   Other active plan participants                        (980)      (849)

Accumulated postretirement benefit obligation          (1,695)    (1,441)

Unrecognized loss from past experience                     64          -

Accrued postretirement benefit liability              $(1,631)   $(1,441)


   The components of net postretirement benefit cost are as follows:

                                                Year Ended December 31,
(in thousands)                                    1993          1992

Service cost                                      $142          $137
Interest                                           122           105

Net periodic postretirement benefit cost          $264          $242


   For measurement purposes, a 13% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1994; the rate was assumed to decrease gradually to 6.5% for the year 2001 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1993 by $104,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit
cost for the year then ended by $52,000. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% for 1993 and 8% for 1992.


Note 8 - Stockholders' Rights Plan
   On June 22, 1988, the Company adopted a stockholders' rights plan and distributed a dividend of one right for each outstanding share of common stock. Each right entitles the holder to buy one unit of a newly authorized series of preferred stock at an exercise price of $33.33 per right. The rights are exercisable only if a person or group acquires 20% or more of the Company's common stock or announces a tender offer for 30% or more of such stock.
If a person or group purchases 30% or more of the common stock, each right will entitle the holder (except the acquiring person) to acquire preferred stock or, at the Company's option, common stock having a value equal to twice the right's exercise price.
   If the Company were acquired in a merger or other business combination, or if 50% of its earning power
(as defined) or assets were sold in one transaction or a series of transactions, each right would entitle the holder (except the acquiring person) to purchase securities of the surviving company having a market value equal to twice the exercise price of the right.
   If a person or group acquires 20% or more of the Company's common stock, the Company may issue a share of common stock in exchange for each outstanding preferred share purchase right
(except for rights held by the acquiring person). The rights, which expire on June 22, 1998, may be redeemed at any time up to 10 days after the announcement that a 20% position has been acquired, unless such period has been extended by the Board of Directors.

Note 9 - Stock Option Plans
   Under the terms of the Company's stock option plans, 2,383,505 shares of common stock have been reserved for future issuance. Options may be designated as either Incentive Stock Options
(ISO) or non-qualified stock options. Options granted under the Plans have an exercise price equal to the fair market value of the stock on the date of grant and can be exercised up to ten years from date of grant. As of December 31, 1993, there were 687,038 non-qualified and no ISO stock options issued and outstanding under the Plans.
   The changes in shares under outstanding options for the three years ended December 31,











1993 are as follows:

                                                Shares        Grant Price
Year ended December 31, 1993
Outstanding at beginning of year               569,748       $5.30 - 14.00
Granted                                        282,880       12.88 - 14.75
Exercised                                     (120,490)       5.30 - 14.00
Expired/cancelled                              (45,100)       5.33 - 14.00
Outstanding at end of year                     687,038       $5.33 - 14.75
Exercisable                                    295,586
Shares available for additional grants       1,696,467
Year ended December 31, 1992
Outstanding at beginning of year               570,852       $ 3.55 - 14.00
Granted                                        156,573        12.00 - 13.08
Exercised                                     (137,990)        3.55 - 8.39
Expired/cancelled                              (19,687)        5.61 - 14.00
Outstanding at end of year                     569,748       $ 5.30 - 14.00
Exercisable                                    332,950
Shares available for additional grants         284,247
Year ended December 31, 1991
Outstanding at beginning of year               755,933       $ 3.55 - 6.22
Granted                                        296,625         8.39 - 14.00
Exercised                                     (474,281)        3.55 - 8.39
Expired/cancelled                               (7,425)        3.55 - 5.61
Outstanding at end of year                     570,852       $ 3.55 - 14.00
Exercisable                                    227,312
Shares available for additional grants         441,374













   Stock Appreciation Rights (SARs) may be granted in conjunction with any option granted under the Plans, and to the extent either is exercised, the other is cancelled. SARs are payable in cash, common stock or a combination of both, equal to the appreciation of the underlying shares from the date of grant to date of exercise, and may be exercised from one up to ten years from date of grant. As of December 31, 1993, there were no SARs issued and outstanding.


Note 10 - Income Taxes
   The Company adopted Statement of Financial Accounting Standards No. 109, Accounting for
Income Taxes, as
of January 1, 1993. The cumulative effect of this change in accounting for income taxes is a favorable adjustment of $706,000 and is reported separately in the Consolidated Statements of
Income for the year ended December 31, 1993. Prior years' financial statements have not been restated to apply the provisions of Statement 109.
   The provision for income taxes for continuing operations consists of the following:












                                       Year ended December 31,

(in thousands)                      1993        1992        1991
Current tax provision
   Federal                        $10,405      $9,386      $6,387
   State                            2,123       2,262       1,435
Total current provision            12,528      11,648       7,822
Deferred tax benefit
   Federal                           (555)       (916)       (928)
   State                              (73)       (227)       (213)
Total deferred benefit               (628)     (1,143)     (1,141)
Provision for income taxes        $11,900     $10,505      $6,681


   A reconciliation of the Federal statutory rate to the Company's effective income tax rate for continuing operations follows:
                                               Year ended December 31,
                                              1993        1992       1991
Federal statutory rate                        35.0%       34.0%       34.0%
Increases (reductions) in the rate
 resulting from:
   State income taxes, net of Federal
     income tax benefit                        4.4         5.1         5.7
   Other, net                                  (.3)        1.4         1.2
Effective rate                                39.1%       40.5%       40.9%


   The significant components of deferred income tax benefit attributable to income from continuing operations for the year ended December 31, 1993 are as follows:

(in thousands)
Deferred tax benefit                                   $(432)
Adjustments to deferred tax assets and
 liabilities for enacted changes in tax rates           (196)
Total deferred benefit                                 $(628)

   The components of deferred income tax expense (benefit) for continuing operations for the years ended December 31, 1992 and 1991 are as follows:
                                   Year Ended December 31,
(in thousands)                       1992        1991

Inventories                        $  (135)     $  175
Depreciation                           225         (77)
Employee benefit plans                (611)       (239)
Allowance for doubtful accounts       (303)       (372)
Real estate sale/leaseback              88        (178)
Reserve for fixed assets               126        (274)
Other, net                            (533)       (176)
Total deferred benefit             $(1,143)    $(1,141)

   The tax effects of temporary differences that give rise to significant portions of the
deferred tax assets and deferred tax liabilities at December 31, 1993 are presented below:

(in thousands)
Deferred tax assets:











   Allowance for doubtful accounts                         $  2,702
   Accrued liabilities not deductible until paid              1,998
   Employee benefits plans                                    3,038
   Leased assets                                              3,512
   Other                                                      1,641

Total deferred tax assets                                    12,891

Deferred tax liabilities:
   Property and equipment                                     4,484
   Merchandise inventories                                      920
   Other                                                      1,352

Total deferred tax liabilities                                6,756

Net deferred tax asset (included in
 other current assets and other assets)                     $ 6,135


   Management has determined, based on the Company's carryback availability, history of earnings and its expectation of earnings in future years, that it is more likely than not that all of the deferred tax asset will be realized. Therefore, the Company has not recognized a valuation allowance for the gross deferred tax asset recorded in the accompanying 1993 Consolidated Balance Sheet.
   Cash payments for income taxes, including taxes on discontinued operations, for 1993, 1992 and 1991 were $12,153,000, $21,672,000 and $6,756,000, respectively.
   For income tax purposes, the Company has unused operating loss carryforwards expiring in
2004 of approximately $640,000 which are available to offset future federal taxable income.
   The tax benefit relating to discontinued operations for the year ended December 31, 1993, was $333,000.

Note 11 - Commitments and Contingencies
   The Company has entered into noncancellable lease agreements for certain office and warehouse facilities and data processing and delivery equipment with remaining lease terms ranging from one to twelve years. Certain leases include renewal options, generally for five year increments. At December 31, 1993, future minimum annual payments under noncancellable leases with original terms in excess of one year are as follows:

                                                Capital        Operating
(in thousands)                                  Leases          Leases

1994                                            $1,760          $10,305
1995                                             1,629            9,647
1996                                               561            7,214
1997                                                 -            5,403
1998                                                 -            4,738
Later years                                          -            9,039
Total minimum lease payments                     3,950          $46,346
Less imputed interest                              402
Present value of minimum lease payments         $3,548


   Minimum lease payments have not been reduced by minimum sublease rentals aggregating
$3,160,000 due in the future under noncancellable subleases.
   Rent expense for continuing operations for the years ended December 31, 1993, 1992 and
1991 was $12,857,000, $11,329,000 and $10,468,000, respectively.
   The Company has limited concentrations of credit risk with respect to financial instruments. Temporary cash investments are placed with high credit quality institutions and concentrations within accounts and notes receivable are limited due to their geographic dispersion. Additionally, no single customer accounted for 10% or more of the Company's sales during 1993, except for sales under contract to member hospitals of the VHA, which amounted to
$459.6 million or 32.9% of the Company's total net sales from continuing operations.

Note 12 - Quarterly Financial Data (Unaudited)
   The following table presents the summarized quarterly financial data for 1993, 1992 and
1991:


(in thousands, except per share data)
Year                                                                     1993
Quarter                                                    1st         2nd       3rd        4th
Net sales from continuing operations                     $317,812   $341,221   $361,959   $375,979
Gross margin                                               33,634     35,654     38,151     39,872
Net income from continuing operations                       3,826      4,265      4,790      5,636
Gain on disposals, net of other provisions and taxes            -          -          -        911











Cumulative effect of change in accounting principle           706          -          -          -
Net income                                               $  4,532   $  4,265   $  4,790   $  6,547
Net income per share:
Continuing operations                                    $    .19   $     .21  $    .23   $    .27
Discontinued operations                                         -           -         -        .04











Cumulative effect of change in accounting principle           .03           -         -          -
Net income per share                                     $    .22   $     .21  $    .23   $    .31

Year                                                                     1992
Quarter                                                    1st         2nd         3rd        4th
Net sales from continuing operations                    $282,481    $289,705    $300,018   $305,094
Gross margin                                              28,514      29,778      31,450     34,558
Net income from continuing operations                      3,085       3,613       3,952      4,785
Discontinued operations:
   Income (loss) from discontinued operations,
    net of taxes                                             123         (46)          -          -
   Gain (loss) on disposals, net of other provisions
     and taxes                                             9,933      (3,080)          -     (1,243)
Cumulative effect of change in accounting principle         (730)          -           -          -
Net income                                              $ 12,411    $    487     $ 3,952   $  3,542
Net income (loss) per share:
Continuing operations                                   $    .16    $    .18     $   .20   $    .24
Discontinued operations                                      .51        (.16)          -       (.06)
Cumulative effect of change in accounting principle         (.04)          -           -          -
Net income per share                                    $    .63    $    .02     $   .20   $    .18

Year                                                                     1991
Quarter                                                    1st          2nd        3rd        4th
Net sales from continuing operations                    $239,378     $247,441   $260,382   $273,813
Gross margin                                              23,384       24,493     25,962     28,871
Net income from continuing operations                      1,800        2,227      2,699      2,943
Income from discontinued operations, net of taxes            533          510        757        558
Net income                                                $2,333      $ 2,737   $  3,456   $  3,501
Net income per share:
Continuing operations                                     $  .09      $   .11   $    .14   $    .15
Discontinued operations                                      .03          .03        .03        .03
Net income per share                                      $  .12      $   .14   $    .17   $    .18

KPMG Peat Marwick
Certified Public Accountants
Suite 1900
1021 East Cary Street
Richmond, Virginia 23219-4023


Independent Auditors' Report
To the Board of Directors and Stockholders
Owens & Minor, Inc.:

   We have audited the accompanying consolidated balance sheets of Owens & Minor, Inc. and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended
December 31, 1993. These consolidated financial statements are the responsibility of the
Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those
standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Owens & Minor, Inc. and subsidiaries as of
December 31, 1993 and 1992 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993 in conformity with generally accepted accounting principles.
   As discussed in Note 10 to the Consolidated Financial Statements, as of January 1, 1993, the Company changed its method of accounting for income taxes.

KPMG Peat Marwick

February 4, 1994

Market and Dividend Information

   On January 29, 1988, Owens & Minor, Inc.'s common stock began trading on the New York Stock Exchange under the symbol OMI. The following table indicates the range of high and low sales prices per share of the Company's common shares as reported on the New York Stock Exchange and the quarterly cash dividends paid by the Company:

Year                                1993
Quarter                   1st      2nd      3rd      4th
Market Price
   High                 $17.38   $21.00   $23.25   $23.38
   Low                  $12.63   $12.63   $18.25   $18.00
Dividends per share     $.0525   $.0525   $.0525   $.0525


Year                                1992
Quarter                   1st      2nd      3rd      4th
Market Price
   High                 $14.50   $12.50   $13.33   $15.17
   Low                  $11.25   $ 11.00  $11.33   $11.83
Dividends per share     $.0350   $.0433   $.0433   $.0433













Year                                1991
Quarter                   1st       2nd     3rd      4th
Market Price
   High                 $ 9.25   $10.67   $12.50   $16.17
   Low                  $ 6.25   $ 8.09   $10.33   $12.33
Dividends per share     $.0289   $.0333   $.0350   $.0350













   At December 31, 1993, there were approximately 11,600 shareholders.