Form 10-K, Exhibit 13
OWENS & MINOR INC/VA/
filed 1995-03-29
CIK 75252

SELECTED FINANCIAL DATA(2) (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA) OWENS & MINOR, INC. AND SUBSIDIARIES

Year ended December 31,                                              1994               1993             1992
INCOME STATEMENT DATA:
Continuing operations:
Net sales                                                    $     2,395,803     $     1,396,971     $1,177,298
Cost of sales                                                      2,163,459           1,249,660      1,052,998
Gross margin                                                         232,344             147,311        124,300
Selling, general and administrative expenses                         163,621             106,362         90,027
Depreciation and amortization                                         13,034               7,593          5,861
Interest expense, net                                                 12,098               2,939          2,472
Nonrecurring restructuring expenses (1)                               29,594                   -              -
Total expenses                                                       218,347             116,894         98,360
Income before income taxes                                            13,997              30,417         25,940
Provision for income taxes                                             6,078              11,900         10,505
Income from continuing operations                                      7,919              18,517         15,435
Discontinued operations:
   Income from discontinued operations, net of taxes                       -                   -             77
   Gain on disposals, net of other provisions and taxes                    -                 911          5,610
Cumulative effect of change in accounting principles                       -                 706           (730)
Net income                                                             7,919              20,134         20,392
Dividends on preferred stock                                           3,309                   -              -
Net income attributable to common stock                      $         4,610     $        20,134     $   20,392
COMMON SHARE DATA:
Net income per common share:
Continuing operations                                        $           .15     $           .60     $      .52
Discontinued operations                                                    -                 .03            .20
Cumulative effect of change in accounting principles                       -                 .02           (.03)
Net income per common share                                  $           .15     $           .65     $      .69
Cash dividends per common share                              $          .170     $          .140     $     .110
Weighted average common shares and common share
  equivalents                                                         31,108              31,013         29,682
Price range of common stock per share:
   High                                                      $         18.13     $         15.59     $    10.11
   Low                                                       $         13.25     $          8.42     $     7.33
SELECTED RATIOS:
Gross margin as a percent of net sales*                                  9.7%               10.5%          10.6%
Selling, general and administrative expenses as a percent
  of net sales*                                                          6.8%                7.6%           7.7%
Average receivable days sales outstanding*                              35.9                34.2           35.7
Average inventory turnover*                                              8.8                11.5           11.4
Return on average total equity*                                          3.7%               14.6%          14.4%
Current ratio                                                            1.8                 2.0            1.8
BALANCE SHEET DATA:
Working capital                                              $       281,788     $       139,091     $   99,826
Total assets                                                         868,560             334,322        274,540
Long-term debt                                                       248,427              50,768         24,986
Capitalization ratio                                                    49.2%               27.1%          17.6%
Shareholders' equity                                                 256,176             136,943        116,659
Shareholders' equity per common share outstanding            $          4.59     $          4.50     $     3.97

*  CONTINUING OPERATIONS ONLY.

(1) THE COMPANY INCURRED $17.9 MILLION (NET OF $11.7 MILLION TAX
BENEFIT) OR $.57 PER COMMON SHARE OF NONRECURRING RESTRUCTURING EXPENSES RELATED TO ITS RESTRUCTURING PLAN DEVELOPED IN CONJUNCTION WITH ITS COMBINATION WITH STUART MEDICAL, INC. SEE FURTHER DISCUSSION IN NOTE 3 OF NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

(2) SEE NOTE 2 OF NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR A DISCUSSION OF ACQUISITIONS AND DIVESTITURES THAT MAY AFFECT
COMPARABILITY OF DATA.

                                                                1991              1990             1989             1988
INCOME STATEMENT DATA:
Continuing operations:
Net sales                                                   $1,021,014          $ 916,709        $ 708,089         $500,435
Cost of sales                                                  918,304            827,441          641,011          445,456
Gross margin                                                   102,710             89,268           67,078           54,979
Selling, general and administrative expenses                    77,082             67,171           57,943           42,668
Depreciation and amortization                                    4,977              4,210            2,795            2,416
Interest expense, net                                            4,301              5,858            5,078            2,230
Nonrecurring restructuring expenses (1)                             -                   -                -                -
Total expenses                                                  86,360             77,239           65,816           47,314
Income before income taxes                                      16,350             12,029            1,262            7,665
Provision for income taxes                                       6,681              4,634              628            3,032
Income from continuing operations                                9,669              7,395              634            4,633
Discontinued operations:
   Income from discontinued operations, net of taxes             2,358              1,380            1,855            3,734
   Gain on disposals, net of other provisions and taxes              -                  -                -                -
Cumulative effect of change in accounting principles                 -                  -                -                -
Net income                                                      12,027             8,775            2,489             8,367
Dividends on preferred stock                                         -                  -                -                -
Net income attributable to common stock                     $   12,027          $   8,775        $   2,489         $  8,367
COMMON SHARE DATA:
Net income per common share:
Continuing operations                                       $      .33          $     .26        $     .02         $    .16
Discontinued operations                                            .08                .05              .07              .13
Cumulative effect of change in accounting principles                -                  -                -                -
Net income per common share                                 $      .41          $     .31        $     .09         $    .29
Cash dividends per common share                             $     .088          $    .077        $    .077         $   .075
Weighted average common shares and common share
  equivalents                                                   29,462             28,755           28,412           28,263
Price range of common stock per share:
   High                                                     $    10.78          $    4.45        $    4.71         $   4.52
   Low                                                      $     4.17          $    3.19        $    3.37         $   2.62
SELECTED RATIOS:
Gross margin as a percent of net sales*                           10.1%               9.7%             9.5%            11.0%
Selling, general and administrative expenses as a percent
  of net sales*                                                    7.6%               7.3%             8.2%             8.5%
Average receivable days sales outstanding*                        38.1               39.2             41.4             41.0
Average inventory turnover*                                       11.1               10.8              8.5              7.6
Return on average total equity*                                   10.6%               9.1%              .8%             6.3%
Current ratio                                                      1.9                1.9              2.4              2.7
BALANCE SHEET DATA:                                         $  122,675          $ 117,983        $ 133,309         $106,545
Working capital                                                311,786            290,233          258,683          189,916
Total assets
Long-term debt                                                  67,675             71,339           85,324           46,819
Capitalization ratio                                              41.1%              45.6%            52.4%            37.8%
Shareholders' equity                                            97,091             85,002           77,560           77,170
Shareholders' equity per common share outstanding           $     3.34          $    2.99        $    2.75         $   2.75





                                                             1987             1986             1985            1984
INCOME STATEMENT DATA:
Continuing operations:
Net sales                                                $    367,034       $  272,222       $  199,294       $170,777
Cost of sales                                                 326,651          239,170          171,099        145,990
Gross margin                                                   40,383           33,052           28,195         24,787
Selling, general and administrative expenses                   31,302           26,204           23,196         21,262
Depreciation and amortization                                   1,922            1,319            1,050            772
Interest expense, net                                           2,006            1,789            1,303          1,279
Nonrecurring restructuring expenses (1)                             -                -                -              -
Total expenses                                                 35,230           29,312           25,549         23,313
Income before income taxes                                      5,153            3,740            2,646          1,474
Provision for income taxes                                      2,148            1,806            1,224            652
Income from continuing operations                               3,005            1,934            1,422            822
Discontinued operations:
   Income from discontinued operations, net of taxes            3,481            2,968            2,986          2,815
   Gain on disposals, net of other provisions and taxes             -                -                -              -
Cumulative effect of change in accounting principles                -                -                -              -
Net income                                                      6,486            4,902            4,408          3,637
Dividends on preferred stock                                        -                -                -              -
Net income attributable to common stock                  $      6,486       $    4,902       $    4,408       $  3,637
COMMON SHARE DATA:
Net income per common share:
Continuing operations                                    $        .11       $      .07       $      .06       $    .04
Discontinued operations                                           .12              .11              .12            .15
Cumulative effect of change in accounting principles               -                -                -              -
Net income per common share                              $        .23       $      .18       $      .18       $    .19
Cash dividends per common share                          $       .065       $     .059       $     .053       $   .047
Weighted average common shares and common share
  equivalents                                                  28,187           27,702           24,245         19,259
Price range of common stock per share:
   High                                                  $       4.37       $     4.00       $     3.61       $   2.04
   Low                                                   $       2.32       $     2.62       $     1.75       $   1.48
SELECTED RATIOS:
Gross margin as a percent of net sales*                          11.0%            12.1%            14.1%          14.5%
Selling, general and administrative expenses as a percent
  of net sales*                                                   8.5%             9.6%            11.6%          12.5%
Average receivable days sales outstanding*                       41.0             40.6             45.9           44.0
Average inventory turnover*                                       8.0              8.3              7.9            7.0
Return on average total equity*                                   5.4%             5.0%             4.2%           2.7%
Current ratio                                                     2.8              2.7              2.6            3.0
BALANCE SHEET DATA:                                      $     89,056       $   71,317       $   54,248       $ 44,840
Working capital                                               154,390          126,779           96,825         74,702
Total assets
Long-term debt                                                 33,713           42,562           27,546         20,092
Capitalization ratio                                             32.3%            51.0%            43.4%          38.5%
Shareholders' equity                                           70,761           40,878           35,914         32,059
Shareholders' equity per common share outstanding        $       2.52       $     2.05       $     1.85       $   1.69

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

OWENS & MINOR, INC. AND SUBSIDIARIES


RESULTS OF OPERATIONS
1994 COMPARED TO 1993

NET SALES
      Net sales increased 71.5% to $2.4 billion in 1994. Assuming the Stuart Medical, Inc. (Stuart) combination occurred January 1, 1993, the increase was approximately 16.6%. The "same store" sales increase is due primarily to new contracts with large healthcare providers such as Columbia/HCA Healthcare Corp., Premier Health Alliance and the Department of Defense; a new distribution agreement with VHA Inc., the Company's largest contract, which provided incentives to member hospitals to increase purchases from Owens & Minor; and the continued product line expansion by the Company. Sales under the VHA agreement grew to approximately $960 million, or 40% of total net sales, in 1994 from approximately $460 million, or 33% of net sales, in 1993. During the fourth quarter of 1994, VHA expanded its distribution agreement to include Baxter Healthcare Corporation, the Company's single largest competitor. The loss of sales related to this change in the agreement is projected to be offset by the ability of the Company to distribute Baxter products to VHA member hospitals, which was not previously possible.

GROSS MARGIN
        Gross margin as a percent of net sales decreased by .8 percentage points to 9.7% in 1994. The decrease is a result of the sales increases from large lower margin contracts. As the healthcare industry consolidates, gross margin as a percent to net sales will continue to be under pressure. However, the Company should continue to be able to offset percentage decreases with sales volume increases, producing an overall increase in gross margin dollars (58% increase in 1994). Additionally, the Company anticipates stabilizing the gross margin percent by offering more value-added services to its customers and working with its manufacturing partners in achieving equitable returns, on the sales it provides these partners.



SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
        Selling, general and administrative expenses decreased to 6.8% of net sales in 1994 from 7.6% in 1993. This decrease was primarily the result of the synergies obtained from the Stuart combination and the sales volume increases from large customers such as VHA, Columbia/HCA Healthcare Corp. and Premier Health Alliance. The Company will be able to reduce this ratio further as conversions to one computer system are completed, a distributed (client/server) environment is implemented and the healthcare industry continues to consolidate. The majority of system conversions are scheduled for completion by the latter part of 1995, the client/server applications and distributed workflow will continue over the next few years and the Company will continue to pursue consolidation opportunities within the distribution segment of the healthcare industry and assist its partners in the consolidation of other segments.


DEPRECIATION AND AMORTIZATION
       Depreciation and amortization increased by 71.7%, due primarily to the additional goodwill amortization and depreciation expenses related to the Stuart combination and the depreciation of the Company's continued investment in new and improved technology.

INTEREST EXPENSE, NET
       Net interest expense increased $9.2 million to $12.1 million in 1994. The increase is due primarily to the debt increase related to the Stuart combination and the increase in the Company's average interest rate on its variable rate revolving credit facility from 3.8% in 1993 to 5.6% in 1994. The rate increase is due to the overall rate increases in the lending markets. The Company has initiated an interest rate management program to fix the interest rate on a portion of the revolving credit facility.

NONRECURRING RESTRUCTURING EXPENSES
       As a result of the Company's combination with Stuart and its related decision to outsource the operation of its mainframe computer system, the Company implemented a restructuring plan. The plan was designed to eliminate duplicate costs within the Company by closing overlapping facilities and redesigning ineffective processes, and to focus internal teammates on implementing client/server technology. During 1994, the Company incurred approximately $29.6 million (pretax) or $.57 per common share (after tax) of nonrecurring expenses related to the plan. These expenses are comprised primarily of duplicate facility costs (approximately $15.2 million), costs associated with redesigning and implementing operating processes to increase efficiencies within the combined company (approximately $7.1 million) and costs associated with the contracting out of the Company's mainframe computer operations (approximately $7.3 million). The total expenses and timeframe of the plan have expanded from the Company's initial estimates for several reasons. The sales growth combined with the Stuart combination created a need to outsource the operations of the mainframe computer. Efforts were extended to reduce duplicate costs and improveefficiencies in the Company's operating processes. Finally and most importantly, the Company wanted to ensure the effectiveness of the plan. The restructuring plan is anticipated to be completed during 1995 with expected charges to income of approximately $9.0 million in 1995.

INCOME TAXES
       The effective tax rate increased by 4.3 percentage points to 43.4% in 1994, due primarily to the non-deductible goodwill arising out of the Stuart combination. A complete reconciliation of the statutory income tax rate to the Company's effective income tax rate is provided in Note 11 of the Notes to Consolidated Financial Statements.

INCOME FROM CONTINUING OPERATIONS
       Income decreased by $10.6 million due to the nonrecurring restructuring expenses previously discussed. Without these expenses the Company's income increased by $7.3 million or 39.3% and the Company's income per common share increased to $.72 from $.60 in 1993. The increase is due primarily to the sales growth and administrative synergies the Company has achieved.

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

GROSS MARGIN
       Gross margin as a percent of net sales decreased by .1 percentage point to 10.5% in 1993. This decrease is a result of continued margin pressure and a greater percentage of business coming from major national accounts. The margin decrease was offset through aggressive and strategic buying practices, the development of revenue-producing value-added services for our customers and tighter control of price and contract adjustments using electronic data interchange (EDI).

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
       Selling, general and administrative expenses decreased to 7.6% of net sales in 1993 from 7.7% in 1992. This decrease was primarily the result of the Company's effort to reduce administrative expenses to offset the margin decrease. The decrease in administrative expense was partially offset with the costs of opening new distribution centers in Birmingham, Detroit, Boston and Seattle. The Company also continued its commitment to quality through investing in training and information system technology development.

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

INCOME TAXES
       The effective tax rate decreased by 1.4 percentage points from 40.5% in 1992 to 39.1% in 1993. A reconciliation of the statutory income tax rate to the Company's effective income tax rate is provided in Note 11 of the Notes to Consolidated Financial Statements.

INCOME FROM CONTINUING OPERATIONS
      Income increased by $3.1 million to $18.5 million in 1993. Income per common share increased by $.08 to $.60 per common share in 1993.

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

FINANCIAL CONDITION

CAPITAL RESOURCES
       As part of the Company's growth and commitment to being the low cost distributor of medical/surgical supplies, the Company began in 1994 a major initiative to move from a mainframe computer system to an open dis- tributed (client/server) environment. This initiative will be ongoing over the next several years and will require significant capital investment. The first phase of this project is scheduled for rollout during the second quarter of 1995 and the payback is expected to be realized immediately upon each phase's rollout. The payback should consist of significantly improved asset management and reduced selling, general and administrative expenses.

ASSET MANAGEMENT
       During 1994, several factors unfavorably impacted the Company's measurements of asset management. The Stuart combination, and several new customer contracts requiring higher fill rates and expanded product lines, combined to decrease asset turnover from 4.6 in 1993 to 3.7 in 1994, decrease inventory turnover from 11.5 in 1993 to 8.8 in 1994, and increase accounts receivable days outstanding from 34.2 in 1993 to 35.9 in 1994. Although these measurements have declined, the Company continues to be a leader in asset management within the industry. The Company will continue to focus on asset management and, as its new technology is implemented, should improve its measurements.

LIQUIDITY
       The Company increased its debt to equity ratio to 49.2% in 1994 from 27.1% in 1993. This increase was caused by its combination with Stuart, its interrelated restructuring plan, a reduction in operating cash flow from Stuart receivables not purchased as part of the combination, a reduction in operating cash flow from increased inventory levels in response to customer requirements and its technology investments. At December 31, 1994, the Company had approximately $115 million of unused credit under its $350 million revolving credit facility. Subsequent to year end, the Company increased its credit facility to $425 million to finance its technology initiatives, its working capital growth and its initiatives to increase gross margin by decreasing payment terms with its manufacturing partners. The Company believes its financing resources more than adequately meet its needs.

CONSOLIDATED STATEMENTS OF INCOME (IN THOUSANDS, EXCEPT PER SHARE DATA) OWENS & MINOR, INC. AND SUBSIDIARIES

Year ended December 31,                                    1994          1993           1992
Continuing operations:
Net sales                                              $2,395,803    $1,396,971    $1,177,298
Cost of sales                                           2,163,459     1,249,660     1,052,998

Gross margin                                              232,344       147,311       124,300

Selling, general and administrative expenses              163,621       106,362        90,027
Depreciation and amortization                              13,034         7,593         5,861
Interest expense, net                                      12,098         2,939         2,472
Nonrecurring restructuring expenses                        29,594             -             -

Total expenses                                            218,347       116,894        98,360

Income before income taxes                                 13,997        30,417        25,940
Provision for income taxes                                  6,078        11,900        10,505

Income from continuing operations                           7,919        18,517        15,435
Discontinued operations:
  Income from discontinued operations, net of taxes             -             -            77
  Gain on disposals, net of other provisions and taxes          -           911         5,610
Cumulative effect of change in accounting principles            -           706          (730)

Net income                                                  7,919        20,134        20,392
Dividends on preferred stock                                3,309             -             -

Net income attributable to common stock                $    4,610    $   20,134    $   20,392

Net income per common share:
Continuing operations                                  $      .15    $      .60    $      .52
Discontinued operations                                         -           .03           .20
Cumulative effect of change in accounting principles            -           .02          (.03)

Net income per common share                            $      .15    $      .65    $      .69

Cash dividends per common share                        $      .17    $      .14    $      .11

Weighted average common shares and common
  share equivalents                                        31,108        31,013        29,682

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS (IN THOUSANDS, EXCEPT PER SHARE DATA)

OWENS & MINOR, INC. AND SUBSIDIARIES

December 31,                                                   1994        1993
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                  $    513    $  2,048
  Accounts and notes receivable, net of allowance of $
    5,340 in 1994
    and $4,678 in 1993                                        290,240     144,629
  Merchandise inventories                                     323,851     124,848
  Other current assets                                         26,222      10,638

  TOTAL CURRENT ASSETS                                        640,826     282,163
Property and equipment, net                                    38,620      23,863
Excess of purchase price over net assets acquired, net        175,956      17,316
Other assets                                                   13,158      10,980

  TOTAL ASSETS                                               $868,560    $334,322

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Current maturities of long-term debt                       $    236    $  1,494
  Accounts payable                                            296,878     120,699
  Accrued payroll and related liabilities                      11,294       5,768
  Other accrued liabilities                                    50,630      15,111

  TOTAL CURRENT LIABILITIES                                   359,038     143,072
Long-term debt                                                248,427      50,768
Accrued pension and retirement plan                             4,919       3,539

  TOTAL LIABILITIES                                           612,384     197,379

SHAREHOLDERS' EQUITY
  Preferred stock, par value $100 per share; authorized
    - 10,000 shares
    Series A; Participating Cumulative Preferred
      Stock; none issued                                            -           -
    Series B; Cumulative Preferred Stock; 4.5%,
      convertible; issued - 1,150 shares in 1994              115,000           -
  Common stock, par value $2 per share; authorized -
    200,000 shares;
    issued - 30,764 shares in 1994 and 20,285 shares
      in 1993                                                  61,528      40,569
  Paid-in capital                                               1,207       9,258
  Retained earnings                                            78,441      87,116

  TOTAL SHAREHOLDERS' EQUITY                                  256,176     136,943

Commitments and contingencies

  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                 $868,560    $334,322

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS)

OWENS & MINOR, INC. AND SUBSIDIARIES

Year ended December 31,                                          1994         1993         1992
OPERATING ACTIVITIES
Net income                                                   $   7,919     $ 20,134     $ 20,392
Noncash charges (credits) to income
  Depreciation and amortization                                 13,034        7,593        5,861
  Provision for losses on accounts and notes receivable          1,149          497        1,351
  Provision for LIFO reserve                                       671          661        1,056
  Gain on disposals of business segments, net                        -         (911)      (5,610)
  Cumulative effect of change in accounting principles               -         (706)         730
  Other, net                                                     1,093          897        1,135

Cash provided by net income and noncash charges                 23,866       28,165       24,915
Changes in assets and liabilities, net of effects from
  acquisitions
  Accounts and notes receivable                               (144,917)     (23,424)           5
  Merchandise inventories                                      (81,318)     (28,232)         359
  Accounts payable                                              22,375       13,307       (8,885)
  Net change in other current assets and current
    liabilities                                                 25,323         (258)     (10,591)
  Other, net                                                       790          431       (2,112)

CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES              (153,881)     (10,011)       3,691

INVESTING ACTIVITIES
Business acquisitions, net of cash acquired                    (40,608)      (2,416)           -
Proceeds from disposals of business segments                         -            -       50,920
Additions to property and equipment                             (6,634)      (6,288)      (4,955)
Other, net                                                      (1,513)      (3,377)      (2,535)

CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES               (48,755)     (12,081)      43,430

FINANCING ACTIVITIES
Additions to long-term debt                                    197,088       37,000            -
Reductions of long-term debt                                   (55,032)     (17,471)     (44,619)
Other short-term financing                                      65,426          765        6,599
Cash dividends paid                                             (7,664)      (4,222)      (3,224)
Exercise of options                                              1,283        1,000          436

CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES               201,101       17,072      (40,808)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS            (1,535)      (5,020)       6,313
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                   2,048        7,068          755

CASH AND CASH EQUIVALENTS AT END OF YEAR                     $     513     $  2,048     $  7,068

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (IN THOUSANDS, EXCEPT RATIOS AND PER
 SHARE DATA)

OWENS & MINOR, INC. AND SUBSIDIARIES

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

   The consolidated financial statements include the accounts of Owens & Minor, Inc. and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

CASH AND CASH EQUIVALENTS
   Cash and cash equivalents include cash and marketable securities with an original maturity at the date of purchase of three months or less. The carrying amount of marketable securities approximates fair value because of the short maturity of these instruments.

MERCHANDISE INVENTORIES
   Merchandise inventories are valued at the lower of cost or market with the cost of approximately 64% of the Company's inventories determined on a last-in, first-out (LIFO) basis and the remainder on a first-in, first-out (FIFO) basis.

PROPERTY AND EQUIPMENT
   Property and equipment are recorded at cost. At inception, capital leases are recorded at the lesser of fair value of the leased property or the discounted present value of the minimum lease payments. The cost of assets sold or retired and the related amounts of accumulated depreciation and amortization have been eliminated from the accounts in the year of sale or retirement and the resulting gain or loss has been reflected in operations. Normal maintenance and repairs are expensed as incurred, and renovations and betterments are capitalized.

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

                                   ESTIMATED
ASSETS                            USEFUL LIFE
Buildings and improvements        20-40 years
Furniture, fixtures and equipment  3-10 years
Transportation equipment            3-6 years


EXCESS OF PURCHASE PRICE OVER NET ASSETS ACQUIRED
   The excess of purchase price over net assets acquired (goodwill) is being amortized on a straight-line basis over 40 years from the dates of acquisition. Based upon management's assessment of future cash flows of acquired businesses, the carrying value of goodwill at December 31, 1994, has not been impaired.

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


NET INCOME PER COMMON SHARE
    Net income per common share is computed using the weighted average number of shares of common stock and common stock equivalents outstanding during the year. The convertible preferred stock is considered a common stock equivalent; however, it has been excluded from the number of weighted average shares due to the dilutive effect of the preferred dividend. The assumed conversion of all convertible debentures has not been included in the computation because the resulting dilution is not material.

DERIVATIVE FINANCIAL INSTRUMENTS

   The Company enters into interest rate swap and cap agreements to manage interest rate risk of variable debt and not for trading purposes. The differences to be paid or received on the interest rate swaps and the amortization of the cap fees are included in interest expense.


NOTE 2 - BUSINESS ACQUISITIONS AND DIVESTITURES

   On May 10, 1994, the Company paid $40,200 and exchanged 1,150 shares of 4.5%, $100 par value, Series B Cumulative Preferred Stock for all the capital stock of Stuart Medical, Inc. (Stuart), a distributor of medical/surgical supplies. The Series B Cumulative Preferred Stock is convertible into approximately 7,000 shares of common stock. The transaction was accounted for as a purchase and, accordingly, the operating results of Stuart have been included in the Company's consolidated operating results since May 1, 1994. The purchase price exceeded the net assets acquired by approximately $159,000 which is being amortized on a straight-line basis over 40 years.

   The following unaudited pro forma results of operations for the years ended December 31,1994, and 1993 assume the Stuart combination occurred January 1, 1993. The amounts reflect adjustments, such as increased interest expense on acquisition debt, amortization of the excess of purchase price over net assets acquired, reversal of nonrecurring restructuring expenses and related income tax effects.


Year Ended December 31,        1994          1993
Net sales                   $2,718,000    $2,331,000
Net income                  $   28,100    $   24,200
Net income per common share $      .74    $      .62

   The pro forma results are not necessarily indicative of what actually would have occurred if the combination had been in effect for the entire years presented. In addition, they are not intended to be a projection of future results.

  On October 1, 1994, the Company acquired substantially all of the assets of Emery Medical Supply, Inc. (Emery) of Denver, Colorado for cash. The acquisition was accounted for as a purchase with results of Emery included from the acquisition date. Pro forma results of this acquisition, assuming it had been made at the beginning of the year, would not be materially different from the results reported.

   On May 28, 1993, the Company issued shares of its common stock for all the outstanding common stock of Lyons Physician Supply Company (Lyons) of Youngstown, Ohio. This merger has been accounted for as a pooling of interests, and the Company's 1993 consolidated financial statements include the activity of Lyons as of January 1, 1993.

    On June 25, 1993, the Company acquired all of the outstanding common stock of A. Kuhlman & Co. (Kuhlman) of Detroit, Michigan. The acquisition was accounted for as a purchase with the results of Kuhlman included from the acquisition date. The cost of the acquisition was approximately $2,900 and exceeded the net book value of the tangible assets acquired and liabilities assumed by approximately $1,700. Pro forma results of this acquisition, assuming it had been made at the beginning of the year, would not be materially different from the results reported.

   On February 28, 1992, the Company sold substantially all of the net assets of its Wholesale Drug Division to Bergen Brunswig Corporation. Accordingly, the operations of the Wholesale Drug Division have been classi- fied as discontinued operations for all years presented in the accompanying Consolidated Statements of Income. The proceeds from the sale of approximately $49,552 resulted in a gain of $9,783, net of applicable income tax expense of $6,408, for the year ended December 31, 1992.


    On May 29, 1992, the Company sold substantially all of the net assets of Vangard Labs, Inc., completing the disposition of the Specialty Packaging Segment, to Medical Technology Systems, Inc. The proceeds from the sale of approximately $2,000 resulted in a loss of $2,858, net of applicable income tax benefit of $1,257, for the year ended December 31, 1992.

    The Company periodically re-evaluates the adequacy of its accruals associated with discontinued operations. In 1993, the Company decreased its loss provision for discontinued operations by $911 based on settlement of established liabilities and changes in prior estimates of expenses. In 1992, the loss provision was increased by $1,315 for such changes in prior estimates.


NOTE 3 - NONRECURRING RESTRUCTURING EXPENSES

    During 1994, the Company incurred $29,594 of nonrecurring restructuring expenses in connection with the Company's combination with Stuart and the Company's related decision to contract out the management and operation of its mainframe computer system. These expenses are comprised primarily of duplicate facility costs (approximately $15,200), costs associated with redesigning and implementing operating processes to increase efficiencies within the combined company (approximately $7,100) and costs associated with the contracting out of the Company's mainframe computer operations (approximately $7,300). The nonrecurring expenses include non-cash asset write downs of approximately $3,200 and accrued liabilities of $2,100 at December 31, 1994. The restructuring plan is anticipated to be completed during 1995 with expected charges to income of approximately $9,000 in 1995.


NOTE 4 - MERCHANDISE INVENTORIES

  Approximately 64% of the Company's inventories are valued using the last-in, first-out (LIFO) method of inventory valuation. If LIFO inventories had been valued at current costs (FIFO), they would have been greater by the following amounts:

DECEMBER 31, 1994    $18,291
December 31, 1993    $17,620
December 31, 1992    $16,959

NOTE 5 - PROPERTY AND EQUIPMENT

  The Company's investment in property and equipment consists of the following:


December 31,                                           1994       1993
Land and buildings                                   $13,589    $ 4,617
Furniture, fixtures and equipment                     39,566     27,042
Transportation equipment                               1,264      1,093
Capitalized leases                                       835      7,776
Leasehold improvements                                 6,891      5,898
                                                      62,145     46,426
Less: Accumulated depreciation                        22,930     17,304
Less: Accumulated amortization of capitalized leases     595      5,259
Property and equipment, net                          $38,620    $23,863

   For continuing operations, depreciation expense for property and equipment for 1994, 1993, and 1992 was $8,417, $6,368 and $5,129,
respectively.


NOTE 6 - ACCOUNTS PAYABLE

  The Company's accounts payable consists of the following:


December 31,               1994         1993
Trade accounts payable   $209,849    $ 99,096
Drafts payable             87,029      21,603
Total accounts payable   $296,878    $120,699

NOTE 7 - LONG-TERM DEBT

  The Company's long-term debt consists of the following:


December 31,                         1994          1993
Revolving credit notes             $235,300     $ 37,000
0% Subordinated Note                  9,067        8,214
Convertible Subordinated Debenture    3,333        3,500
Other                                   963        3,548
                                    248,663       52,262
Current maturities                     (236)      (1,494)
Long-term debt                     $248,427     $ 50,768

  Simultaneous with the Stuart combination, the Company entered into a $350,000 Senior Credit Agreement with interest based on, at the Company's discretion, the London Interbank Borrowing Offering Rate (LIBOR) or the Prime Rate. The Agreement expires in April 1999. Under certain provisions of the Agreement, the Company is required to maintain tangible net worth at specified levels. Other financial covenants relate to levels of indebtedness, liquidity and cash flow. The proceeds were used to fund the $40,200 cash paid in the combination, repay certain of the long-term debt of Stuart and the Company and fund the working capital requirements associated with the accounts receivable of Stuart. Stuart sold its accounts receivable at a discount to a related funding company, thus no receivables were acquired by the Company in the combination.

  The Company entered into interest rate swap and cap agreements to reduce the potential impact of increases in interest rates on the $350,000 Senior Credit Agreement. Under the swap agreements the Company pays the counterparties a fixed interest rate, ranging from 6.35%-6.71%, and the counterparties pay the Company interest at a variable rate based on the 3-month LIBOR. The total notional amount of the interest rate swaps was $55,000 at December 31, 1994 and the term of the agreements ranged from 2-3 years. Under the interest rate cap agreements, the Company receives from the counterparties amounts by which the 3-month LIBOR rate exceeds 6.5% based on the notional amounts of the cap agreements which total $20,000. The term of these agreements is 2 years. The Company is exposed to certain losses in the event of nonperformance bythe counterparties to these agreements, however, the Company's exposure is not significant and nonperformance is not anticipated. Based on estimates obtained from a dealer at which the interest rate swap and cap agreements could be settled, the Company had unrealized gains of approximately $1,547 and $266, respectively, as of December 31, 1994.

  On May 31, 1989, the Company issued an $11,500, 0% Subordinated Note and a $3,500, 6.5% Convertible Subordinated Debenture to partially finance the National Healthcare acquisition. The 0% SubordinatedNote due May 31, 1997 was discounted for financial reporting purposes at an effective rate of 10.4% to $5,215on the date of issuance. In 1994, the 6.5% Convertible Subordinated Debenture was exchanged for a $3,333, 9.1% Convertible Subordinated Debenture which is convertible into approximately 867 common shares. Interest is payable semi-annually on May 31 and November 30. The Company can redeem all or any portion of the debentures without penalty.

  Based on the borrowing rates currently available to the Company for loans with similar terms and average maturities, except for the convertible debenture which is valued at book value because the conversion price was substantially below the current market price, the fair value of long-term debt, including current maturities, is approximately $248,980 as of December 31, 1994.

  Cash payments for interest during 1994, 1993 and 1992 were $9,831, $2,341 and $2,126, respectively.

  Maturities of long-term debt for the five years subsequent to 1994 are: 1995 - $236; 1996 - $3,491;1997 - $9,143; 1998 - $78; and 1999 -
$235,381.

NOTE 8 - EMPLOYEE BENEFIT PLANS

  The Company has a noncontributory pension plan covering substantially all employees. Employees become participants in the plan after one year of service and attainment of age 21. Pension benefits are based on years of service and average compensation. The amount funded for this plan is not less than the minimum required under federal law nor more than the amount deductible for federal income tax purposes. Plan assets consist primarily of equity securities, including 34 shares as of December 31, 1994 of the Company's common stock, and U.S. Government securities.

  The Company also has a noncontributory, unfunded retirement plan for certain officers and other key employees. Benefits are based on a percentage of the employees' compensation. The Company maintains life insurance policies on plan participants to act as a financing source for the plan.

  The following table sets forth the plans' financial status and the amounts recognized in the Company's Consolidated Balance Sheets at December 31, 1994 and 1993:

                                                                    Pension Plan              Retirement Plan
                                                               1994            1993         1994          1993
Actuarial present value of benefit obligations:
   Accumulated benefit obligations
      Vested                                               $   (12,302)    $ (10,984)    $ (1,195)    $ (1,225)
      Non-vested                                                  (939)         (528)      (1,018)        (780)
Total accumulated benefit obligations                          (13,241)      (11,512)      (2,213)      (2,005)
Additional amounts related to projected salary increases        (1,446)       (2,110)      (1,366)      (1,226)
Projected benefit obligations for service rendered to date     (14,687)      (13,622)      (3,579)      (3,231)
Plan assets at fair market value                                12,696        13,603            -            -
Plan assets under projected benefit obligations                 (1,991)          (19)      (3,579)      (3,231)
Unrecognized net (gain) loss from past experience                1,058           (42)       1,108        1,080
Unrecognized prior service cost (benefit)                          407           479          (22)         (23)
Unrecognized net (asset) obligation being recognized
   over 11 and 17 years, respectively                             (214)         (321)         328          369
Adjustment required to recognize minimum liability
   under SFAS 87                                                     -             -          (49)        (200)
Accrued pension asset (liability)                          $      (740)    $      97     $ (2,214)    $ (2,005)


 The components of net periodic pension cost for both plans are as follows:

Year ended December 31,                          1994        1993       1992

Service cost-benefits earned during the year   $ 1,314     $ 1,146     $  944
Interest cost on projected benefit obligations   1,232       1,056        994
Actual return on plan assets                       436      (1,450)      (748)
Net amortization and deferral                   (1,462)        453       (145)
Net periodic pension cost                      $ 1,520     $ 1,205     $1,045


  The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations was assumed to be 8.0% and 5.5% for 1994, respectively, and 7.5% and 5.5% for 1993, respectively. The expected long-term rate of return on plan assets was 8.5% for 1994 and 9.0% for 1993.

  Substantially all employees of the Company may become eligible for certain medical benefits if they remain employed until retirement age and fulfill other eligibility requirements specified by the plan. The plan is contributory with retiree contributions adjusted annually.

  The Company adopted the accounting provisions of the Statement of Financial Accounting Standards No. 106, EMPLOYERS' ACCOUNTING FOR POSTRETIREMENT BENEFITS OTHER THAN PENSIONS as of January 1, 1992. This standard requires that the expected cost of retiree health benefits be charged to expense during the years that the employees render service rather than the Company's past practice of recognizing these costs on a pay-as-you-go basis. As part of adopting the new standard, the Company recorded in the first quarter of 1992, a one-time, non-cash charge against earnings of $1,200 before taxes and $730 after taxes, or $.03 per share. The cumulative adjustment as of January 1, 1992 represents the discounted present value of expected future retiree health benefits attributed to employees' service rendered prior to that date.

  The following table sets forth the plan's financial status and the amount recognized in the Company's Consolidated Balance Sheets at December 31, 1994 and 1993:


Accumulated postretirement benefit obligation:      1994        1993
   Retirees                                     $   (246)   $   (251)
   Fully eligible active plan participants          (590)       (464)
   Other active plan participants                 (1,391)       (980)
Accumulated postretirement benefit obligation     (2,227)     (1,695)
Unrecognized loss from past experience               262          64
Accrued postretirement benefit liability        $ (1,965)   $ (1,631)

 The components of net periodic postretirement benefit cost are as follows:

Year Ended December 31,                                      1994    1993    1992
Service cost-benefits earned during the year                 $206    $142    $137
Interest cost on accumulated postretirement benefit
  obligation                                                  160     122     105
Net amortization                                                6       -       -
Net periodic postretirement benefit cost                     $372    $264    $242

 For measurement purposes, a 13% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1994 and 1993; the rate was assumed to decrease gradually to 6.5% for the year 2001 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rate by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994 by $179 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $49. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 8.0% for 1994 and 7.5% for 1993.

NOTE 9 - SHAREHOLDERS' EQUITY

  On May 10, 1994, the Company issued 1,150 shares of Series B preferred stock as part of its combination with Stuart. Each share of preferred stock has an annual dividend of $4.50, payable quarterly, has voting rights on items submitted to a vote of the holders of common stock, is convertible into approximately 6.1 shares of com- mon stock at the shareholders' option and is redeemable by the Company after April 1997 at a price of $100.


 The changes in common stock, paid-in capital and retained earnings are shown as follows:

                                           COMMON
                                           SHARES     COMMON     PAID-IN     RETAINED
                                         OUTSTANDING   STOCK     CAPITAL     EARNINGS     TOTAL
Balance December 31, 1991                   12,924    $25,848    $ 19,319     $51,924     $ 97,091
Net income                                       -          -           -      20,392       20,392
Cash dividends of $.11 per common share          -          -           -      (3,224)      (3,224)
Proceeds from exercised stock options,
  including tax benefits realized of $493       85        170         759           -          929
Common stock issued for incentive plan          15         30         269           -          299
Acquisition related payout                      40         79         724           -          803
Stock split (three-for-two)                  6,532     13,064     (13,064)          -            -
Retirement plan liability adjustment             -          -           -         369          369

Balance December 31, 1992                   19,596     39,191       8,007      69,461      116,659
Net income                                       -          -           -      20,134       20,134
Cash dividends of $.14 per common share          -          -           -      (4,222)      (4,222)
Proceeds from exercised stock options,
  including tax benefits realized of $495      119        239       1,256           -        1,495
Common stock issued for incentive plan          31         62         387           -          449
Pooling of interests with Lyons Physician
  Supply Co.                                   476        951      (1,189)      1,743        1,505
Acquisition related payout                      63        126         797           -          923

Balance December 31, 1993                   20,285     40,569       9,258      87,116      136,943
NET INCOME                                       -          -           -       7,919        7,919
CASH DIVIDENDS OF $.17 PER COMMON SHARE          -          -           -      (5,221)      (5,221)
CASH DIVIDENDS OF $4.50 PER PREFERRED SHARE      -          -           -      (3,309)      (3,309)
PROCEEDS FROM EXERCISED STOCK OPTIONS,
  INCLUDING TAX BENEFITS REALIZED OF $761      189        379       1,665           -        2,044
COMMON STOCK ISSUED FOR INCENTIVE PLAN          24         48         515           -          563
ACQUISITION RELATED PAYOUT                      63        125       2,112           -        2,237
STOCK SPLIT (THREE-FOR-TWO)                 10,203     20,407     (12,343)     (8,064)           -

BALANCE DECEMBER 31, 1994                   30,764    $61,528    $  1,207     $78,441     $141,176

 A 3-for-2 stock split was distributed on June 8, 1994 to shareholders of record as of May 24, 1994. All applicable share and per common share information has been restated to reflect this transaction.

  The Company has a shareholder rights agreement under which 8/27ths of a Right is attendant to each outstanding share of common stock of the Company. Each full Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Participating Cumulative Preferred Stock (the "Series A Preferred Stock"), at an exercise price of $75 (the "Purchase Price"). The Rights will become exercisable, if not earlier redeemed, only if a person or group acquires 20% or more of the outstanding shares of the common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 20% or more of such outstanding shares. Each holder of a Right, upon the occurrence of certain events, will become entitled to receive, upon exercise and payment of the Purchase Price, Series A Preferred Stock (or in certain circumstances, cash, property or other securities of the Company or a potential acquirer) having a value equal to twice the amount of the Purchase Price. The Rights will expire on May 10, 2004, if not earlier redeemed.


NOTE 10 - STOCK OPTION PLANS

   Under the terms of the Company's stock option plans, 3,347 shares of common stock have been reserved for future issuance at December 31, 1994. Options may be designated as either Incentive Stock Options (ISO) or non-qualified stock options. Options granted under the plans have an exercise price equal to the fair market value of the stock on the date of grant and can be exercised up to ten years from date of grant. As of December 31, 1994, there were 1,742 non-qualified and no ISO stock options issued and outstanding under the plans.

  The changes in shares under outstanding options for each of the years in the three year period ended December 31, 1994 are as follows:


                                      SHARES      GRANT PRICE
YEAR ENDED DECEMBER 31, 1994
OUTSTANDING AT BEGINNING OF YEAR       1,031     $ 3.55- 9.83
GRANTED                                  953      14.92-16.50
EXERCISED                               (227)      3.55- 9.83
EXPIRED/CANCELLED                        (15)      8.33-15.42
OUTSTANDING AT END OF YEAR             1,742     $ 3.55-16.50
EXERCISABLE                              545
SHARES AVAILABLE FOR ADDITIONAL GRANTS 1,605
Year ended December 31, 1993
Outstanding at beginning of year         855     $  3.53-9.33
Granted                                  425        8.59-9.83
Exercised                               (181)       3.53-9.33
Expired/cancelled                        (68)       3.55-9.33
Outstanding at end of year             1,031     $  3.55-9.83
Exercisable                              443
Shares available for additional grants 2,545
Year ended December 31, 1992
Outstanding at beginning of year         856     $  2.37-9.33
Granted                                  235        8.00-8.72
Exercised                               (207)       2.37-5.59
Expired/cancelled                        (29)       3.74-9.33
Outstanding at end of year               855     $  3.53-9.33
Exercisable                              499
Shares available for additional grants   426

   Stock Appreciation Rights (SARs) may be granted in conjunction with any option granted under the plans, and to the extent either is exercised, the other is cancelled. SARs are payable in cash, common stock or a combination of both, equal to the appreciation of the underlying shares from the date of grant to date of exercise, and may be exercised from one up to ten years from date of grant. As of December 31, 1994, there were no SARs issued and outstanding.


NOTE 11 - INCOME TAXES

    The Company adopted Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES, as of January 1, 1993. The cumulative effect of this change in accounting for income taxes was a favorable adjustment of $706 and is reported separately in the Consolidated Statements of Income for the year ended December 1993. Prior years' financial statements have not been restated to apply the provisions of Statement 109.

 The provision for income taxes for continuing operations consists of the following:

Year ended December 31,       1994       1993        1992
Current tax provision
   Federal                 $ 6,663     $10,405     $ 9,386
   State                     1,635       2,123       2,262
Total current provision      8,298      12,528      11,648
Deferred tax benefit
   Federal                  (1,816)       (555)       (916)
   State                      (404)        (73)       (227)
Total deferred benefit      (2,220)       (628)     (1,143)
Provision for income taxes $ 6,078     $11,900     $10,505

  A reconciliation of the Federal statutory rate to the Company's effective income tax rate for continuing operations follows:

Year ended December 31,                                   1994      1993      1992
Federal statutory rate                                    35.0%     35.0%     34.0%
Increases (reductions) in the rate resulting from:
   State income taxes, net of Federal income tax
     benefit                                               4.6       4.4       5.1
   Nondeductible goodwill                                  2.8        .5        .5
   Other, net                                              1.0       (.8)       .9
Effective rate                                            43.4%     39.1%     40.5%

 The components of deferred income tax benefit for continuing operations for the year ended December 31, 1992 are as follows:


Year ended December 31,              1992
Inventories                        $  135
Depreciation                         (225)
Employee benefit plans                611
Allowance for doubtful accounts       303
Real estate sale/leaseback            (88)
Reserve for property and equipment   (126)
Other, net                            533
Total deferred benefit             $1,143


   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1994 and 1993 are presented below:

                                                               1994       1993
Deferred tax assets:
   Allowance for doubtful accounts                           $ 2,115    $ 2,702
   Accrued liabilities not deductible until paid              10,912      1,998
   Employee benefit plans                                      4,195      3,038
   Leased assets                                                   -      3,512
   Merchandise inventories                                     1,190          -
   Nonrecurring restructuring expenses                         5,011          -
   Other                                                       3,606      1,641
Total deferred tax assets                                     27,029     12,891

Deferred tax liabilities:
   Property and equipment                                         48      4,484
   Merchandise inventories                                         -        920
   Leased assets                                                 165          -
   Other                                                       1,097      1,352
Total deferred tax liabilities                                 1,310      6,756
Net deferred tax asset (included in other current assets
  and other assets)                                          $25,719    $ 6,135

   Management has determined, based on the Company's carryback availability, history of earnings and its expectation of earnings in future years, that it is more likely than not that all of the deferred tax assets will be realized. Therefore, the Company has not recognized a valuation allowance for the gross deferred tax asset recorded in the accompanying Consolidated Balance Sheets.

   Cash payments for income taxes, including taxes on discontinued operations, for 1994, 1993 and 1992 were $8,164, $12,153 and $21,672, respectively.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

   The Company has entered into noncancelable agreements to lease certain office and warehouse facilities and to manage the operations of its mainframe computer system with remaining terms ranging from one to twelve years. Certain leases include renewal options, generally for five year increments. At December 31, 1994, future minimum annual payments under noncancelable agreements with original terms in excess of one year are as follows:

                            Operating   Mainframe
                             Leases    Operations   Total
1995                         $18,981    $15,740    $34,721
1996                          13,801      4,300     18,101
1997                          11,723          -     11,723
1998                          10,079          -     10,079
1999                           7,219          -      7,219
Later years                   16,976          -     16,976
Total minimum payments       $78,779    $20,040    $98,819

   Minimum lease payments have not been reduced by minimum sublease rentals aggregating $2,609 due in the future under noncancelable subleases.

    Rent expense for continuing operations for the years ended December 31, 1994, 1993 and 1992 was $21,264, $12,857 and $11,329, respectively.

  The Company sold transportation equipment with a net book value of approximately $407 in a sale/leaseback agreement in 1994. The gain realized in the sale transaction totaling $1,328 has been deferred and is being credited to income as a rent expense adjustment over the lease terms.

  The Company has limited concentrations of credit risk with respect to financial instruments. Temporary cash investments are placed with high credit quality institutions and concentrations within accounts and notes receivable are limited due to their geographic dispersion. Additionally, no single customer accounted for 10% or more of the Company's net sales during 1994, except for sales under contract to member hospitals of the VHA, which amounted to $960,000 or 40% of the Company's net sales.

NOTE 13 - QUARTERLY FINANCIAL DATA (UNAUDITED)

  The following table presents the summarized quarterly financial data for 1994, 1993 and 1992, after restatement for a 3-for-2 stock split distributed on June 8, 1994, to shareholders of record as of May 24, 1994:

                                                           1994
QUARTER                               1ST             2ND            3RD            4TH
Net sales                          $    390,794    $581,763     $    693,004    $    730,242
Gross margin                             39,126      56,809           66,234          70,175
Net income (loss)                         4,756      (5,125)           1,486           6,802
Net income (loss) per common share $        .15    $   (.19)    $        .01    $        .18

                                                                                  1993
Quarter                                                    1st              2nd            3rd            4th
Net sales                                            $    317,812    $    341,221    $    361,959    $    375,979
Gross margin                                               33,634          35,654          38,151          39,872
Income from continuing operations                           3,826           4,265           4,790           5,636
Gain on disposals, net of other provisions and taxes            -               -               -             911
Cumulative effect of change in accounting principle           706               -               -               -
Net income                                           $      4,532    $      4,265    $      4,790    $      6,547
Net income per common share:
Continuing operations                                $        .13    $        .14    $        .15    $        .18
Discontinued operations                                         -               -               -             .03
Cumulative effect of change in accounting principle           .02               -               -               -
Net income per common share                          $        .15    $        .14    $        .15    $        .21

                                                                       1992
Quarter                                                         1st           2nd            3rd           4th
Net sales                                                     $282,481     $289,705        $300,018      $305,094
Gross margin                                                    28,514       29,778          31,450        34,558
Income from continuing operations                                3,085        3,613           3,952         4,785
Discontinued operations:
   Income (loss) from discontinued operations, net of
     taxes                                                         123          (46)              -             -
   Gain (loss) on disposals, net of other provisions
     and taxes                                                   9,933       (3,080)              -        (1,243)
Cumulative effect of change in accounting principle               (730)           -               -             -
Net income                                                    $ 12,411     $    487        $  3,952      $  3,542
Net income (loss) per common share:
Continuing operations                                         $    .11     $    .12        $    .13      $    .16
Discontinued operations                                            .34         (.10)              -          (.04)
Cumulative effect of change in accounting principle               (.03)           -               -             -
Net income per common share                                   $    .42     $    .02        $    .13      $    .12

INDEPENDENT AUDITORS' REPORT
                   (KPMG PEAT MARWICK LLP LOGO)

                   CERTIFIED PUBLIC ACCOUNTANTS

                   Suite 1900
                   1021 East Cary Street
                   Richmond, VA 23219-4023



The Board of Directors and Shareholders
Owens & Minor, Inc.:

    We have audited the accompanying consolidated balance sheets of Owens & Minor, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Owens & Minor, Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.




February 3, 1995



                                    (SIGNATURE OF KPMG PEAT MARWICK LLP)






                 Member Firm of
                 Klynveld Peat Marwick Goerdeler



                    MARKET AND DIVIDEND INFORMATION

     Owens & Minor, Inc.'s common stock trades on the New York Stock Exchange under the symbol, OMI. The following table, which reflects the 3-for-2 stock split distributed on June 8, 1994, to shareholders of record as of May 24, 1994, indicates the range of high and low sales prices per share of the Company's common shares as reported on the New York Stock Exchange and the quarterly cash dividends paid by the Company:

Year                                 1994
Quarter                 1st      2nd      3rd      4th
Market Price
  High                $18.13   $17.13   $16.75   $16.75
  Low                 $14.63   $14.13   $13.25   $13.63
Dividends per share   $ .035   $ .045   $ .045   $ .045

Year                                 1993
Quarter                 1st      2nd      3rd      4th
Market Price
  High                $11.59   $14.00   $15.50   $15.59
  Low                 $ 8.42   $ 8.42   $12.17   $12.00
Dividends per share   $ .035   $ .035   $ .035   $ .035

Year                                 1992
Quarter                 1st      2nd      3rd      4th
Market Price
  High                $ 9.67   $ 8.33   $ 8.89   $10.11
  Low                 $ 7.50   $ 7.33   $ 7.55   $ 7.89
Dividends per share   $ .023   $ .029   $ .029   $ .029


     At December 31, 1994, there were approximately 12,000 shareholders.