Form 10-K, Exhibit 13
period 1995-12-31
OWENS & MINOR INC/VA/
filed 1996-03-13
CIK 75252

SELECTED FINANCIAL DATA(1) (in thousands, except ratios and per share data)

Owens & Minor, Inc. and Subsidiaries

Year ended December 31,                                                     1995              1994              1993
------------------------------------------------------------------------------------------------------------------------
Statement of Operations:
Net sales                                                                $2,976,486        $2,395,803       $1,396,971
Cost of sales                                                             2,708,668         2,163,459        1,249,660
------------------------------------------------------------------------------------------------------------------------
Gross margin                                                                267,818           232,344          147,311
Selling, general and administrative expenses                                225,897           165,564          107,771
Depreciation and amortization                                                15,416            13,034            7,593
Interest expense, net                                                        25,538            10,155            1,530
Discount on accounts receivable securitization                                  641                 -                -
Nonrecurring restructuring expenses (2)                                      16,734            29,594                -
------------------------------------------------------------------------------------------------------------------------
Total expenses                                                              284,226           218,347          116,894
------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                           (16,408)           13,997           30,417
Income tax provision (benefit)                                               (5,100)            6,078           11,900
------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                                    (11,308)            7,919           18,517
Discontinued operations                                                           -                 -              911
Cumulative effect of change in accounting principles                              -                 -              706
------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                           (11,308)            7,919           20,134
Dividends on preferred stock                                                  5,175             3,309                -
------------------------------------------------------------------------------------------------------------------------
Net income (loss) attributable to common stock                           $  (16,483)       $    4,610       $   20,134
------------------------------------------------------------------------------------------------------------------------
Common Share Data:
Net income (loss) per common share:
Continuing operations                                                    $     (.53)       $      .15       $      .60
Discontinued operations                                                           -                 -              .03
Cumulative effect of change in accounting principles                              -                 -              .02
------------------------------------------------------------------------------------------------------------------------
Net income (loss) per common share                                       $     (.53)       $      .15       $      .65
------------------------------------------------------------------------------------------------------------------------
Cash dividends per common share                                          $     .180        $     .170       $     .140
------------------------------------------------------------------------------------------------------------------------
Weighted average common shares and common share equivalents                  30,820            31,108           31,013
------------------------------------------------------------------------------------------------------------------------
Price range of common stock per share:
     High                                                                $    14.88        $    18.13       $    15.59
     Low                                                                 $    11.63        $    13.25       $     8.42
------------------------------------------------------------------------------------------------------------------------
Selected Ratios of Continuing Operations:
Gross margin as a percent of net sales                                          9.0%              9.7%            10.5%
Selling, general and administrative expenses as a percent of net sales          7.6%              6.9%             7.7%
Average receivable days sales outstanding (3)                                  37.7              35.9             34.2
Average inventory turnover                                                      8.3               8.8             11.5
Return on average total equity                                                 (4.6%)             3.7%            14.6%
Current ratio                                                                   2.1               1.8              2.0
------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
Working capital                                                          $  331,663        $  281,788       $  139,091
Total assets                                                                857,803           868,560          334,322
Long-term debt                                                              323,308           248,427           50,768
Capitalization ratio                                                           57.9%             49.2%            27.1%
Shareholders' equity                                                        235,271           256,176          136,943
Shareholders' equity per common share outstanding                        $     3.90              4.59       $     4.50
------------------------------------------------------------------------------------------------------------------------


SELECTED FINANCIAL DATA (1) (continued)

Year ended December 31,                                                     1992             1991            1990         1989
---------------------------------------------------------------------------------------------------------------------------------
Statement of Operations:
Net sales                                                                $1,177,298     $1,021,014        $916,709     $708,089
Cost of Sales                                                             1,052,998        918,304         827,441      641,011
---------------------------------------------------------------------------------------------------------------------------------
Gross Margin                                                                124,300        102,710          89,268       67,078
---------------------------------------------------------------------------------------------------------------------------------
Selling, general and adminsitrative expenses                                 91,371         78,191          67,171       57,943
Depreciation and amortization                                                 5,861          4,977           4,210        2,795
Interest expense, net                                                         1,128          3,192           5,858        5,078
Discount on acounts receivable securitization                                     -              -               -            -
Nonrecurring restructuring expenses (2)                                           -              -               -            -
---------------------------------------------------------------------------------------------------------------------------------
Total Expenses                                                               98,360         86,360          77,239       65,816
---------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                            25,940         16,350          12,029        1,262
Income tax provision (benefit)                                               10,505          6,681           4,634          628
---------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                                     15,435          9,669           7,395          634
Discontinued operations                                                       5,687          2,358           1,380        1,855
Cumulative effect of change in accounting principals                           (730)             -               -            -
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                            20,392         12,027           8,775        2,489
Dividends on preferred stock                                                      -              -               -            -
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss) attributable to common stock                           $   20,392     $   12,027        $  8,775     $  2,489
---------------------------------------------------------------------------------------------------------------------------------
Common Share Data:
Net income (loss) per common share:
Continuing operations                                                    $      .52     $      .33        $    .26     $    .02
Discontinued operations                                                         .20            .08             .05          .07
Cumulative effect of change in accounting principals                           (.03)             -               -            -
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss) per common share                                       $      .69     $      .41        $    .31     $    .09
---------------------------------------------------------------------------------------------------------------------------------
Cash dividends per common share                                          $     .110     $     .088        $   .077     $   .077
---------------------------------------------------------------------------------------------------------------------------------
Weighted average common shares and common share equivalents                  29,682         29,462          28,755       28,412
---------------------------------------------------------------------------------------------------------------------------------
Price range of common stock per share:
    High                                                                 $    10.11     $    10.78        $   4.45     $   4.71
    Low                                                                  $     7.33           4.17        $   3.19     $   3.37
---------------------------------------------------------------------------------------------------------------------------------
Selected Ratios of Continuing Operations:
Gross margin as a percent of net sales                                         10.6%          10.1%            9.7%         9.5%
Selling, general and administrative expenses as a percent of net sales          7.8%           7.7%            7.3%         8.2%
Average receivable days sales outstanding (3)                                  35.7           38.1            39.2         41.4
Average inventory turnover                                                     11.4           11.1            10.8          8.5
Return on average total equity                                                 14.4%          10.6%            9.1%          .8%
Current ratio                                                                   1.8            1.9             1.9          2.4
---------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
Working capital                                                          $   99,826     $  122,675        $ 117,983    $133,309
Total assets                                                                274,540        311,786          290,233     258,683
Long-term debt                                                               24,986         67,675           71,339      85,324
Capitalization ratio                                                           17.6%          41.1%            45.6%       52.4%
Shareholders' equity                                                        116,659         97,091           85,002      77,560
Shareholders' equity per common share outstanding                        $     3.97           3.34        $    2.99    $   2.75
---------------------------------------------------------------------------------------------------------------------------------


SELECTED FINANCIAL DATA (1) (continued)

Year ended December 31,                                                    1988           1987              1986         1985
---------------------------------------------------------------------------------------------------------------------------------
Statement of Operations:
Net sales                                                                $500,435       $367,034          $272,222     $199,294
Cost of Sales                                                             445,456        326,651           239,170      171,099
---------------------------------------------------------------------------------------------------------------------------------
Gross Margin                                                               54,979         40,383            33,052       28,195
---------------------------------------------------------------------------------------------------------------------------------
Selling, general and adminsitrative expenses                               42,668         31,302            26,204       23,196
Depreciation and amortization                                               2,416          1,922             1,319        1,050
Interest expense, net                                                       2,230          2,006             1,789        1,303
Discount on acounts receivable securitization                                   -              -                 -            -
Nonrecurring restructuring expenses (2)                                         -              -
---------------------------------------------------------------------------------------------------------------------------------
Total Expenses                                                             47,314         35,230            29,312       25,549
---------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                           7,665          5,153             3,740        2,646
Income tax provision (benefit)                                              3,032          2,148             1,806        1,224
---------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                                    4,633          3,005             1,934        1,422
Discontinued operations                                                     3,734          3,481             2,968        2,986
Cumulative effect of change in accounting principals                            -              -                 -            -
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                           8,367          6,486             4,902        4,408
Dividends on preferred stock                                                    -              -                 -            -
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss) attributable to common stock                           $  8,367       $  6,486          $  4,902     $  4,408
---------------------------------------------------------------------------------------------------------------------------------
Common Share Data:
Net income (loss) per common share:
Continuing operations                                                    $    .16       $    .11          $    .07     $    .06
Discontinued operations                                                       .13            .12               .11          .12
Cumulative effect of change in accounting principals                            -              -                 -            -
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss) per common share                                       $    .29       $    .23          $    .18     $    .18
---------------------------------------------------------------------------------------------------------------------------------
Cash dividends per common share                                          $   .075       $   .065          $   .059     $   .053
---------------------------------------------------------------------------------------------------------------------------------
Weighted average common shares and common share equivalents                28,263         28,187            27,702       24,245
---------------------------------------------------------------------------------------------------------------------------------
Price range of common stock per share:
    High                                                                 $   4.52       $   4.37          $   4.00     $   3.61
    Low                                                                  $   2.62       $   2.32          $   2.62     $   1.75
---------------------------------------------------------------------------------------------------------------------------------
Selected Ratios of Continuing Operations:
Gross margin as a percent of net sales                                       11.0%          11.0%             12.1%        14.1
Selling, general and administrative expenses as a percent of net sales        8.5%           8.5%              9.6%        11.6
Average receivable days sales outstanding (3)                                41.0           41.0              40.6         45.9
Average inventory turnover                                                    7.6            8.0               8.3          7.9
Return on average total equity                                                6.3%           5.4%              5.0%         4.2
Current ratio                                                                 2.7            2.8               2.7          2.6
---------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
Working capital                                                          $106,545       $ 89,056          $ 71,317     $ 54,248
Total assets                                                              189,916        154,390           126,779       96,825
Long-term debt                                                             46,819         33,713            42,562       27,546
Capitalization ratio                                                         37.8%          32.3%             51.0%        43.4
Shareholders' equity                                                       77,170         70,761            40,878       35,914
Shareholders' equity per common share outstanding                        $   2.75       $   2.52          $   2.05     $   1.85
---------------------------------------------------------------------------------------------------------------------------------

(1) See Note 2 of Notes to Consolidated Financial Statements for a discussion of acquisitions and divestitures that may affect comparability of data.

(2) The Company incurred $16.7 and $29.6 million in 1995 and 1994, respectively, or $.33 and $.57, respectively, per common share, of nonrecurring restructuring expenses related to its restructuring plans developed in conjunction with its combination with Stuart Medical, Inc. See further discussion in Note 3 of Notes to Consolidated Financial Statements.

(3) Excludes impact of off balance sheet receivables securitization agreement. See further discussion in Note 7 of Notes to Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Owens & Minor, Inc. and Subsidiaries

GENERAL

     Owens & Minor, Inc. and subsidiaries (the Company or O&M) is one of the two largest distributors of medical/surgical supplies in the United States. The Company distributes approximately 300,000 finished medical/surgical products produced by approximately 3,000 manufacturers to over 4,000 customers from 49 distribution centers nationwide. The Company's customers are primarily hospitals and also include alternate care facilities, such as physicians' offices, clinics, nursing homes and surgery centers. The majority of the Company's sales consists of dressings, endoscopic products, intravenous products, needles and syringes, sterile procedure trays, surgical products and gowns, sutures and urological products.

     In May 1994, the Company acquired Stuart Medical, Inc. (Stuart), then the third largest distributor of medical/surgical supplies in the United States with 1993 pro forma net sales of approximately $934.0 million. In addition to expanding its customer base, the Stuart acquisition significantly enhanced the Company's distribution capabilities in the Northeastern and Midwestern regions of the United States, thus strengthening the Company's national distribution capabilities.

     In conjunction with the Stuart acquisition, the Company implemented a restructuring plan designed to eliminate duplicate costs and increase efficiencies within the combined company. During 1994 and 1995, the Company incurred approximately $42.8 million of nonrecurring restructuring expenses in connection with the restructuring plan. These expenses were comprised primarily of costs associated with eliminating, consolidating, relocating or expanding 12 distribution centers (which were specifically associated with the Stuart acquisition), eliminating Stuart's headquarters operations, redesigning and implementing processes to adopt the best practices and systems of O&M and Stuart within the combined company and outsourcing the operation of the Company's mainframe computer system. The implementation of the restructuring plan was completed during the fourth quarter of 1995.

     During 1995, the Company experienced a decline in profitability due to a decrease in gross margin and an increase in selling, general and administrative (SG&A) expenses as a percentage of net sales. The decline in the gross margin percentage was primarily attributable to increased sales to larger accounts that were offered reduced pricing in return for the expectation of increased volume. To mitigate the decline in the gross margin percentage, the Company implemented price increases in December 1995 and January 1996 that included both direct price increases as well as the introduction of charges for certain enhanced delivery and management services that were previously provided to certain customers at no additional cost. These increases were implemented with the goal of achieving an overall increase in the gross margin percentage equal to at least one percent of net sales. Virtually all of the group purchasing organizations representing the majority of the Company's customers have agreed to the new price levels. The Company believes that sales growth from new accounts and penetration of existing accounts will more than offset any business lost as a result of the price increases, but such growth cannot be assured.

     The increase in SG&A expenses as a percentage of net sales was primarily a result of increased personnel costs caused by new contracts providing for enhanced service levels and services not previously provided by the Company, a significant increase in the number of SKUs distributed by the Company, system conversions, opening or expanding 11 distribution centers and reconfiguring warehouse systems. In an effort to reduce SG&A expenses, O&M is reducing overtime and temporary employee costs, reducing distribution center costs further through the closure of two and the downsizing of five distribution centers, which resulted in $3.5 million of the Company's nonrecurring restructuring charges in the fourth quarter of 1995, and improving inventory management systems.

              (Chart showing the Gross Margin as a % of Net Sales
                   vs SG&A as a % of Net Sales appears here)

                 1991      1992      1993       1994       1995
                 2.4%      2.8%      2.8%       2.8%       1.4%



        (Chart showing the Number of Distribution Centers appears here)

                 1991      1992      1993       1994       1995
                  27        29        36         53         49


               (Chart showing the Number of Facility Relocations,
                Expansions, Closures and Openings appears here)


                 1991      1992      1993       1994       1995
                   6         8        10         12         22


RESULTS OF OPERATIONS
1995 COMPARED TO 1994

NET SALES

     Net sales increased 24.2% to $3.0 billion in 1995 from $2.4 billion in 1994. Assuming the Stuart acquisition had occurred January 1, 1994, the increase would have been approximately 8.2% due to the additional sales volume from contracts entered into in 1993 and 1994 with large healthcare providers, such as Columbia/HCA Healthcare Corporation (Columbia/HCA), the largest investor owned healthcare organization in the country, the United States Department of Defense and AmHS/Premier/ SunHealth (Premier), a major group purchasing organization, and price increases from manufacturers which are normally passed on to customers.

GROSS MARGIN

     Gross margin as a percentage of net sales declined to 9.0% in 1995 from 9.7% in 1994. The decrease was a result of the increase in sales to larger accounts that were offered reduced pricing in return for the expectation of increased volume. To address this issue, the Company has initiated several plans to offset the gross margin percentage decline, including recent price increases and the increasing utilization of an activity-based cost system designed to identify costs associated with certain delivery and management services to ensure that the Company charges its customers appropriately for incremental services, such as more frequent deliveries and distribution of products in small units of measure. Virtually all of the group purchasing organizations representing the majority of the Company's customers have agreed to the new price levels.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     SG&A expenses as a percentage of net sales increased to 7.6% in 1995 from 6.9% in 1994. The increase in SG&A expenses as a percentage of net sales was primarily a result of increased personnel costs caused by new contracts providing for enhanced service levels and services not previously provided by the Company, a significant increase in the number of SKUs distributed by the Company, system conversions, opening or expanding 11 distribution centers and reconfiguring warehouse systems. SG&A expenses as a percentage of net sales also increased as a result of the Company's sales, marketing and operational efforts designed to maintain the customer base of VHA Inc. (VHA), the second largest national healthcare network, and the concentration of management's effort to integrate the operations of Stuart. In an effort to reduce SG&A expenses, O&M is implementing the following measures: (i) reduction of overtime and temporary employee costs by improving productivity through performance tracking systems and functional best practices training programs; (ii) further reduction of distribution center costs through the closure of two and the downsizing of five distribution centers, which resulted in $3.5 million of the Company's nonrecurring restructuring charges in the fourth quarter of 1995; and (iii) improvement of inventory management by completing the implementation of a new inventory forecasting system, reconfiguring warehouse systems and limiting the number of SKUs from multiple manufacturers distributed by the Company through the standardization of products.

DEPRECIATION AND AMORTIZATION

     Depreciation and amortization increased by 18.3% in 1995 compared to 1994. This increase was due primarily to the Company's continued investment in improved information technology (IT) and the amortization of goodwill and depreciation associated with the Stuart acquisition. The Company anticipates similar increases in depreciation and amortization in 1996 associated with additional capital investment in IT.

INTEREST EXPENSE, NET

     Interest expense, net of finance charge income of $3.8 million and $2.0 million in 1995 and 1994, respectively, increased from $10.2 million in 1994 to $25.5 million in 1995 primarily due to an increase in debt to finance the Stuart acquisition, high inventory levels, the Company's restructuring plan and technology initiatives, as well as due to higher interest rates. Finance charge income represents payments from customers for past due balances on their accounts. Management has taken action to reduce interest expense, by completing the implementation of the Company's new inventory forecasting system in all distribution centers by mid-1996, limiting the number of SKUs from multiple manufacturers distributed by the Company and reducing its effective interest rate through alternative financing such as the off balance sheet receivables securitization, discussed in the liquidity section that follows.

NONRECURRING RESTRUCTURING EXPENSES

     During 1995, the Company incurred $13.2 million of nonrecurring restructuring expenses related to the Company's restructuring plan developed in connection with the Stuart acquisition and its related decision to outsource the management and operation of its mainframe computer system. This restructuring plan was completed during the fourth quarter of 1995. Also during the fourth quarter of 1995, the Company incurred additional nonrecurring restructuring charges of $3.5 million associated with its decision to close or downsize seven distribution centers in 1996.

              (Chart showing Net Sales (in billions) appears here)

                 1991      1992      1993       1994       1995
                 $1.0      $1.2      $1.4       $2.4       $3.0


INCOME TAXES

     The Company had an income tax provision of $6.1 million in 1994 (representing an effective tax rate of 43.4%), compared with an income tax benefit of $5.1 million in 1995. A complete reconciliation of the statutory income tax rate to the Company's effective income tax rate is provided in Note 11 of Notes to Consolidated Financial Statements.

NET INCOME (LOSS)

     The Company incurred a net loss of $11.3 million in 1995 compared to net income of $7.9 million in 1994. Excluding the nonrecurring restructuring expenses and the related tax benefit, the Company incurred a net loss of $1.0 million in 1995. As previously discussed, the loss incurred during 1995 was due to the combination of a decline in gross margin percentage, an increase in SG&A expenses and an increase in interest expense. Although the initiatives previously discussed have been undertaken in an effort to improve the earnings of the Company, their impact cannot be assured.

RESULTS OF OPERATIONS
1994 COMPARED TO 1993

NET SALES

     Net sales increased 71.5% to $2.4 billion in 1994 from $1.4 billion in 1993. Assuming the Stuart acquisition occurred January 1, 1993, the increase would have been approximately 16.6%. The 16.6% increase was due primarily to new contracts with large healthcare providers, such as Columbia/HCA, the United States Department of Defense and Premier; a new distribution agreement with VHA, the Company's largest contract, which provided incentives to member hospitals to increase purchases from the Company; and the continued product line expansion by the Company. Sales under the VHA agreement grew to approximately $959.0 million, or 40.0% of net sales, in 1994 from approximately $459.6 million, or 32.9% of net sales, in 1993.

GROSS MARGIN

     Gross margin as a percentage of net sales decreased to 9.7% in 1994 from 10.5% in 1993. The decrease was a result of the sales increases from large lower margin contracts.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     SG&A expenses decreased to 6.9% of net sales in 1994 from 7.7% in 1993. This decrease was primarily the result of the initial synergies obtained from the Stuart acquisition and the sales volume increases from large customers, such as VHA, Columbia/HCA and Premier.

DEPRECIATION AND AMORTIZATION

     Depreciation and amortization increased by 71.7% in 1994 as compared to 1993, due primarily to the additional goodwill amortization and depreciation expenses related to the Stuart acquisition and the depreciation of the Company's continued investment in new and improved IT.

INTEREST EXPENSE, NET

     Interest expense, net of finance charge income of $2.0 million, increased $8.6 million to $10.2 million in 1994. The increase was due primarily to the debt increase related to the Stuart acquisition and the increase in the Company's average interest rate on its variable rate Senior Credit Facility from 3.8% in 1993 to 5.6% in 1994. The rate increase was due to the overall rate increases in the lending markets. During 1994, the Company entered into interest rate swap and cap agreements to fix the interest rate on a portion of the Senior Credit Facility.

NONRECURRING RESTRUCTURING EXPENSES

     As a result of the Stuart acquisition and the Company's related decision to outsource the operation of its mainframe computer system, the Company implemented a restructuring plan. The plan was designed to eliminate duplicate costs within the Company by closing overlapping facilities and redesigning ineffective processes. During 1994, the Company incurred approximately $29.6 million of nonrecurring expenses related to the plan. These expenses were comprised primarily of duplicate facility costs (approximately $15.2 million), costs associated with redesigning and implementing operating processes to increase efficiencies within the combined company (approximately $7.1 million) and costs associated with the contracting out of the Company's mainframe computer operations (approximately $7.3 million).

INCOME TAXES

     The effective tax rate increased by 4.3 percentage points to 43.4% in 1994, due primarily to the non-deductible goodwill arising out of the Stuart acquisition. A complete reconciliation of the statutory income tax rate to the Company's effective income tax rate is provided in Note 11 of Notes to Consolidated Financial Statements.

INCOME FROM CONTINUING OPERATIONS

     Income from continuing operations decreased by $10.6 million due to the nonrecurring restructuring expenses previously discussed. Excluding these expenses, the Company's income from continuing operations increased by $7.3 million or 39.3%.

FINANCIAL CONDITION

LIQUIDITY

     During 1995, several factors unfavorably impacted the Company's liquidity, including (i) increased working capital requirements, (ii) decreased earnings,
(iii) restructuring expenses and (iv) increased capital expenditures. The Company funded a majority of these cash requirements through bank borrowings under the Senior Credit Facility; consequently, the Company's capitalization ratio increased to 57.9% at December 31, 1995 from 49.2% at December 31, 1994. At December 31, 1995, the Company had approximately $111.7 million of unused credit under the Senior Credit Facility.

     On December 28, 1995, the Company entered into a Receivables Financing Facility to diversify its financing sources and to reduce its cost of funds. Pursuant to the Receivables Financing Facility, O&M Funding Corp. (OMF), a special-purpose, wholly owned, non-operating subsidiary of the Company, is entitled to receive up to $75.0 million from an unrelated third party purchaser for consideration that reflects a cost of funds at commercial paper rates plus a charge for administrative and credit support services. As of December 31, 1995, the Company had received approximately $59.3 million under the Receivables Financing Facility, the proceeds of which were used to reduce amounts outstanding under the Senior Credit Facility. The Company believes that the Senior Credit Facility will provide the Company with adequate financing resources through the expiration of the Facility in 1999.

     During 1995 and early 1996, the Company sought and obtained waivers of non-compliance with, and amendments to, certain financial covenants included in the Senior Credit Facility. Prior to the Company's obtaining waivers, such non-compliance also could have prevented further use by the Company of the Receivables Financing Facility and certain interest rate swap and cap agreements. There can be no assurance that in the future the Company will not be required to seek waivers of non-compliance or amendments to the Senior Credit Facility or other credit agreements in effect from time to time or, if it is required to do so, that it will be able to obtain such waivers.

WORKING CAPITAL MANAGEMENT

     The Company's working capital turnover declined to 9.7 times in 1995 from
11.6 in 1994. The increase in days sales outstanding to 37.7 days in 1995 (excluding the impact of the Receivables Financing Facility) from 35.9 in 1994 and decrease in inventory turnover to 8.3 times in 1995 from 8.8 in 1994 were the result of increased service levels, increases in the number of SKUs carried by the Company, new customers, rationalization of distribution centers and the development and implementation of new computer systems. The decrease in accounts payable to $241.0 million in 1995 from $296.9 million in 1994 was primarily due to successfully negotiated favorable discount terms with vendors, which provide enhanced gross margin, but shorten payment terms, and to the timing of purchasing patterns.

     Subsequent to the completion of the restructuring plan related to the Stuart acquisition in the fourth quarter of 1995, the Company refocused its efforts on working capital management. In an effort to reduce inventory levels, the Company plans on completing the implementation of its client/server-based forecasting system by the middle of 1996 and limiting the number of SKUs from multiple manufacturers distributed by the Company. In an effort to reduce accounts receivable levels the Company has strengthened its methods of monitoring and enforcing contract payment terms and has tied a portion of its new salesforce incentive program to reducing days sales outstanding.

CAPITAL EXPENDITURES

     Capital expenditures were approximately $21.3 million in 1995, of which approximately $12.7 million was for computer systems, including the continued conversion from a mainframe computer system to a client/server, local area network system, and approximately $5.6 million was for warehousing equipment. The Company expects capital expenditures to continue at this level in 1996 as it continues system conversions. These capital expenditures are expected to be funded through cash flow from operations.

                    (Chart showing Working Capital Turnover
                     vs Capitalization Ratio appears here)

                                1991      1992      1993       1994       1995
Working Capital Turnover        12.0      12.5      11.5       11.6        9.7
Capitalization Ratio             41%       18%       27%        49%        58%


INFLATION AND CHANGING PRICES

     Inflation has not had a significant effect on the Company's results of operations or financial condition.

RECENT ACCOUNTING PRONOUNCEMENT

     The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock-Based Compensation, in October 1995. SFAS 123 prescribes accounting and reporting standards for all stock-based compensation plans. The new standard allows companies to continue to follow present accounting rules which often result in no compensation expense being recorded or to adopt the SFAS 123 fair-value-based method. The fair-value-based method will generally result in higher compensation expense based on the estimated fair value of stock-based awards on the grant date. Companies electing to continue following present accounting rules will be required to provide pro forma disclosures of net income and earnings per share as if the fair-value-based method had been adopted. The Company intends to continue following present accounting rules and to implement the new disclosure requirements in 1996 as required. The adoption of SFAS 123, therefore, will not impact the financial condition and results of operations of the Company.

CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share data) Owens & Minor, Inc. and Subsidiaries


Year ended December 31,                                               1995                1994                1993
---------------------------------------------------------------------------------------------------------------------------
Net sales                                                          $2,976,486          $2,395,803           $1,396,971
Cost of sales                                                       2,708,668           2,163,459            1,249,660
---------------------------------------------------------------------------------------------------------------------------
Gross margin                                                          267,818             232,344              147,311
Selling, general and administrative expenses                          225,897             165,564              107,771
Depreciation and amortization                                          15,416              13,034                7,593
Interest expense, net                                                  25,538              10,155                1,530
Discount on accounts receivable securitization                            641                   -                    -
Nonrecurring restructuring expenses                                    16,734              29,594                    -
---------------------------------------------------------------------------------------------------------------------------
Total expenses                                                        284,226             218,347              116,894
Income (loss) before income taxes                                     (16,408)             13,997               30,417
Income tax provision (benefit)                                         (5,100)              6,078               11,900
---------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                              (11,308)              7,919               18,517
Discontinued operations                                                     -                   -                  911
Cumulative effect of change in accounting principle                         -                   -                  706
---------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                     (11,308)              7,919               20,134
Dividends on preferred stock                                            5,175               3,309                    -
---------------------------------------------------------------------------------------------------------------------------
Net income (loss) attributable to common stock                     $  (16,483)         $    4,610           $   20,134
Net income (loss) per common share:
Continuing operations                                              $     (.53)         $      .15           $      .60
Discontinued operations                                                     -                   -                  .03
Cumulative effect of change in accounting principle                         -                   -                  .02
---------------------------------------------------------------------------------------------------------------------------
Net income (loss) per common share                                 $     (.53)         $      .15           $      .65
Cash dividends per common share                                    $      .18          $      .17           $      .14
Weighted average common shares and common
   share equivalents                                                   30,820              31,108               31,013
---------------------------------------------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.


CONSOLIDATED BALANCE SHEETS (in thousands, except per share data)
Owens & Minor, Inc. and Subsidiaries


December 31,                                                                               1995                 1994
---------------------------------------------------------------------------------------------------------------------------
Assets
Current assets
   Cash and cash equivalents                                                          $    215           $    513
   Accounts and notes receivable, net of allowance of $6,010 in 1995
      and $5,340 in 1994                                                               265,238            290,240
   Merchandise inventories                                                             326,380            323,851
   Other current assets                                                                 32,069             26,222
---------------------------------------------------------------------------------------------------------------------------
   Total current assets                                                                623,902            640,826
Property and equipment, net                                                             39,049             38,620
Excess of purchase price over net assets acquired, net                                 171,911            175,956
Other assets, net                                                                       22,941             13,158
-----------------------------------------------------------------------------------------------------------------------
   Total Assets                                                                       $857,803           $868,560
---------------------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
Current liabilities
   Current maturities of long-term debt                                               $  4,055           $    236
   Accounts payable                                                                    241,048            296,878
   Accrued payroll and related liabilities                                               5,534             11,294
   Other accrued liabilities                                                            41,602             50,630
---------------------------------------------------------------------------------------------------------------------------
   Total current liabilities                                                           292,239            359,038
Long-term debt                                                                         323,308            248,427
Accrued pension and retirement plans                                                     6,985              4,919
---------------------------------------------------------------------------------------------------------------------------
   Total liabilities                                                                   622,532            612,384
---------------------------------------------------------------------------------------------------------------------------
Shareholders' equity
   Preferred stock, par value $100 per share; authorized - 10,000 shares
      Series A; Participating Cumulative Preferred Stock; none issued                        -                  -
      Series B; Cumulative Preferred Stock; 4.5%, convertible;
              issued - 1,150 shares                                                    115,000            115,000
   Common stock, par value $2 per share; authorized - 200,000 shares;
      issued - 30,862 shares in 1995 and 30,764 shares in 1994                          61,724             61,528
   Paid-in capital                                                                       2,144              1,207
   Retained earnings                                                                    56,403             78,441
---------------------------------------------------------------------------------------------------------------------------
   Total shareholders' equity                                                          235,271            256,176
    Total Liabilities and Shareholders' Equity                                        $857,803           $868,560
---------------------------------------------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
Owens & Minor, Inc. and Subsidiaries


Year ended December 31,                                                    1995             1994               1993
---------------------------------------------------------------------------------------------------------------------------
Operating Activities
Net income (loss)                                                       $(11,308)         $   7,919           $ 20,134
Noncash charges (credits) to income
   Depreciation and amortization                                          15,416             13,034              7,593
   Provision for losses on accounts and notes receivable                     827              1,149                497
   Provision for LIFO reserve                                              3,700                671                661
   Gain on disposals of business segments, net                                 -                  -               (911)
   Cumulative effect of change in accounting principle                         -                  -               (706)
   Other, net                                                              2,581              1,093                897
---------------------------------------------------------------------------------------------------------------------------
Cash provided by net income (loss) and noncash charges                    11,216             23,866             28,165
Changes in operating assets and liabilities,
   net of effects from acquisitions
      Accounts and notes receivable                                       24,175           (144,917)           (23,424)
      Merchandise inventories                                             (6,229)           (81,318)           (28,232)
      Accounts payable                                                   (17,107)            22,375             13,307
      Net change in other current assets and current liabilities         (18,753)            25,323               (258)
      Other, net                                                          (4,732)               790                431
---------------------------------------------------------------------------------------------------------------------------
Cash used for operating activities                                       (11,430)          (153,881)           (10,011)
---------------------------------------------------------------------------------------------------------------------------
Investing Activities
Business acquisitions, net of cash acquired                                    -            (40,608)            (2,416)
Additions to property and equipment                                      (13,876)            (6,634)            (6,288)
Additions to computer software                                            (7,396)            (1,586)            (3,453)
Other, net                                                                 3,597                 73                 76
---------------------------------------------------------------------------------------------------------------------------
Cash used for investing activities                                       (17,675)           (48,755)           (12,081)
Financing Activities
Additions to long-term debt                                               77,970            197,088             37,000
Reductions of long-term debt                                                (242)           (55,032)           (17,471)
Other short-term financing, net                                          (38,723)            65,426                765
Cash dividends paid                                                      (10,730)            (7,664)            (4,222)
Exercise of options                                                          532              1,283              1,000
---------------------------------------------------------------------------------------------------------------------------
Cash provided by financing activities                                     28,807            201,101             17,072
Net decrease in cash and cash equivalents                                   (298)            (1,535)            (5,020)
Cash and cash equivalents at beginning of year                               513              2,048              7,068
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                $    215          $     513           $  2,048
-----------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except ratios and per share data)
Owens & Minor, Inc. and Subsidiaries

Note 1 - Summary of Significant Accounting Policies

Basis of Presentation
Owens & Minor, Inc. and subsidiaries (the Company) is one of the two largest distributors of medical/surgical supplies in the United States. The consolidated financial statements include the accounts of Owens & Minor, Inc. and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The preparation of the consolidated financial statements in accordance with generally accepted accounting principles requires management assumptions and estimates that affect amounts reported. Actual results may differ from these estimates.

Cash and Cash Equivalents
Cash and cash equivalents include cash and marketable securities with an original maturity of three months or less. Cash and cash equivalents are stated at cost, which approximates market value.

Merchandise   Inventories
As of December 31, 1995, the Company's merchandise inventories were valued on a last-in, first-out (LIFO) basis. At December 31, 1994, 64% of the Company's inventories was valued on a LIFO basis with the remainder valued on a first-in first-out (FIFO) basis.

Property and Equipment
Property and equipment are stated at cost or, if acquired under capital leases, at the lower of the present value of minimum lease payments or fair market value at the inception of the lease. Normal maintenance and repairs are expensed as incurred, and renovations and betterments are capitalized. Depreciation and amortization are provided for financial reporting purposes on the straight-line method over the estimated useful lives of the assets or, for capital leases and leasehold improvements, over the terms of the lease, if shorter. In general, the estimated useful lives for computing depreciation and amortization are: 40 years for buildings and improvements; 4 to 8 years for warehouse equipment; and 3 to 8 years for computer, office and other equipment. Accelerated methods of depreciation are used for income tax purposes.

Excess of Purchase  Price Over Net Assets
Acquired The excess of purchase price over net assets acquired (goodwill) is amortized on a straight-line basis over 40 years from the dates of acquisition. As of December 31, 1995 and 1994, goodwill was $181,118 and $180,615, respectively, and the related accumulated goodwill amortization was $9,207 and $4,659, respectively. Based upon management's assessment of future cash flows of acquired businesses, the carrying value of goodwill at December 31, 1995 has not been impaired. The assessment of the recoverability of goodwill will be impacted if estimated future cash flows are not achieved.

Computer Software
Computer software  purchased in connection with major  system  development  is
capitalized.   Additionally,   certain  software development   costs  are
capitalized  when  incurred  and  when   technological feasibility has been
established. Amortization of all capitalized software costs is computed on a product-by-product basis over the estimated economic life of the product from 3 to 5 years. Computer software costs are included in other assets, net, in the Consolidated Balance Sheets.

Net Income (Loss) per Common Share
Net income  (loss) per common share is computed by dividing the net income
(loss) attributable to common stock by the weighted average number of shares of common stock and common stock equivalents outstanding during the period. The convertible preferred stock is considered a common stock equivalent; however, it has been excluded from the number of weighted average shares due to the dilutive effect of the preferred dividend. The assumed conversion of all convertible debentures has not been included in the computation because the resulting dilution is not material.

Derivative  Financial  Instruments
The Company enters into interest rate swap and cap agreements to manage interest rate risk of variable rate debt and not for trading purposes. The differences paid or received on the interest rate swaps and the amortization of the cap fees are included in interest expense.

Reclassifications
Certain amounts in prior years' consolidated financial statements and related notes have been reclassified to conform to the 1995 presentation.


Note 2 - Business Acquisitions and Divestitures

     On May 10, 1994, the Company paid $40,200 and exchanged 1,150 shares of 4.5%, $100 par value, Series B Cumulative Preferred Stock for all the capital stock of Stuart Medical, Inc. (Stuart), a distributor of medical/surgical supplies. The Series B Cumulative Preferred Stock is convertible into approximately 7,000 shares of common stock. The transaction was accounted for as a purchase and, accordingly, the operating results of Stuart have been included in the Company's consolidated operating results since May 1, 1994. The purchase price exceeded the net assets acquired by approximately $159,000, which is being amortized on a straight-line basis over 40 years.

     The following unaudited pro forma results of operations for the years ended December 31, 1994 and 1993 assume the Stuart acquisition occurred January 1,
1993. The amounts reflect adjustments, such as increased interest expense on acquisition debt, amortization of the excess of purchase price over net assets acquired, reversal of nonrecurring restructuring expenses and related income tax effects.

Year ended December 31,                          1994             1993
--------------------------------------------------------------------------------
Net sales                                     $2,718,000       $2,331,000
Net income                                    $   28,100       $   24,200
Net income per common share                   $      .74       $      .62
--------------------------------------------------------------------------------

     The pro forma results are not necessarily indicative of what actually would have occurred if the Stuart acquisition had been in effect for the entire years presented. In addition, they are not intended to be a projection of future results. As part of the Stuart acquisition, the Company initiated a plan to close certain facilities and terminate certain employees of the former Stuart operations. The costs of this plan were included as a liability assumed from the acquisition and included in the allocation of the purchase price. During 1995, the Company incurred substantially all of the costs of exiting the former Stuart operations and charged approximately $6,500 against established acquisition liabilities.

     On October 1, 1994, the Company acquired substantially all the assets of Emery Medical Supply, Inc. (Emery) of Denver, Colorado for cash. The acquisition was accounted for as a purchase with the results of Emery included from the acquisition date. Pro forma results of this acquisition, assuming it had been made at the beginning of the year, would not be materially different from the results reported.

     In 1993, the Company issued shares of its common stock for all the outstanding common stock of Lyons Physician Supply Company (Lyons) of Youngstown, Ohio. This merger has been accounted for as a pooling of interests, and the Company's 1993 consolidated financial statements include the activity of Lyons as of January 1, 1993. Also in 1993, the Company acquired all the outstanding common stock of A. Kuhlman & Co. (Kuhlman) of Detroit, Michigan. The acquisition was accounted for as a purchase with the results of Kuhlman included from the acquisition date. The cost of the acquisition was approximately $2,900 and exceeded the net assets acquired by approximately $1,700. Pro forma results of this acquisition, assuming it had been made at the beginning of the year, would not be materially different from the results reported.

     The Company periodically re-evaluates the adequacy of its accruals associated with the 1992 discontinued operations related to its wholesale drug and specialty packaging segments. Accordingly, in 1993, the Company decreased its loss provision for discontinued operations by $911, net of taxes, based on settlement of previously established liabilities and changes in prior estimates of expenses.

Note 3 - Nonrecurring Restructuring Expenses

     During 1995 and 1994, the Company incurred $16,734 and $29,594, respectively, of nonrecurring restructuring expenses related to two restructuring plans. Under the first plan, the Company incurred $13,189 and $29,594 in 1995 and 1994, respectively, of nonrecurring restructuring expenses in connection with the Stuart acquisition and the Company's related decision to contract out the management and operation of its mainframe computer system. These expenses were comprised primarily of duplicate facility costs
(approximately $9,300 and $15,200 in 1995 and 1994, respectively) costs associated with redesigning and implementing operating processes to increase efficiencies within the combined company (approximately $3,900 and $7,100 in 1995 and 1994, respectively) and costs associated with the contracting out of the Company`s mainframe computer operations (approximately $7,300 in 1994). The nonrecurring expenses include non-cash asset write-downs of approximately $3,200 in 1994 and accrued liabilities of $1,418 and $2,100 at December 31, 1995 and 1994, respectively.

     Under the second plan, which was implemented in December 1995, the Company incurred $3,545 of nonrecurring restructuring expenses in connection with the closing of two distribution centers and the downsizing of five distribution centers. These expenses were comprised primarily of costs associated with a reduction of employees (approximately $1,700), the write-down of non-cash assets (approximately $900) and other related exit costs (approximately $900). At December 31, 1995, the associated accrued liability balance was $2,631.


Note 4 - Merchandise Inventories

     As of December 31, 1995, all of the Company's merchandise inventories were valued on a last-in, first-out (LIFO) basis. If LIFO inventories had been valued on a current cost, or first-in, first-out (FIFO) basis, they would have been greater by $21,991, $18,291 and $17,620 in 1995, 1994 and 1993, respectively.


Note 5 - Property and Equipment

     The Company's investment in property and equipment consists of the following:

December 31,                                         1995             1994
--------------------------------------------------------------------------------
Warehouse equipment                                $22,489           $17,375
Computer equipment                                  19,056            14,056
Office equipment and other                          11,138            10,234
Land and buildings                                   9,891            13,589
Leasehold improvements                               7,100             6,891
--------------------------------------------------------------------------------
                                                    69,674            62,145
Less: Accumulated depreciation and amortization    (30,625)          (23,525)
--------------------------------------------------------------------------------
Property and equipment, net                        $39,049           $38,620
--------------------------------------------------------------------------------

     Depreciation expense for property and equipment for 1995, 1994 and 1993 was $8,523, $7,704 and $6,368, respectively.

Note 6 - Accounts Payable

     Accounts payable balances were $241,048 and $296,878 as of December 31, 1995 and 1994, respectively, of which $192,742 and $209,849, respectively, were trade accounts payable and $48,306 and $87,029, respectively, were drafts payable.

Note 7 - Long-Term Debt and Refinancing

     The Company's long-term debt consists of the following:

December 31,                                   1995              1994
----------------------------------------------------------------------------
Revolving credit notes under
   Senior Credit Agreement                    $313,300          $235,300
0% Subordinated Note                            10,008             9,067
Convertible Subordinated Debenture               3,333             3,333
Other                                              722               963
----------------------------------------------------------------------------
                                               327,363           248,663
Current maturities                              (4,055)             (236)
----------------------------------------------------------------------------
Long-term debt                                $323,308          $248,427

     Concurrently with the Stuart acquisition in 1994, the Company entered into a $350,000 Senior Credit Agreement with interest based on, at the Company's discretion, the London Interbank Offering Rate (LIBOR) or the Prime Rate. The proceeds were used to fund the $40,200 cash paid in the acquisition, repay certain long-term indebtedness of Stuart and fund working capital requirements. On February 28, 1995, the Senior Credit Agreement was amended to provide an increase in principal amount up to $425,000. The proceeds from the increase were used primarily to fund the Company's working capital and capital expenditure needs. Under certain provisions of the Senior Credit Agreement, the Company is required to maintain tangible net worth, liquidity and cash flow at specified levels. The Senior Credit Agreement also limits the amount of indebtedness the Company may incur. The Senior Credit Agreement expires in April 1999. In October 1995 and in the first quarter of 1996, the Company sought and obtained waivers of non-compliance with, and amendments to, certain financial covenants included in the Senior Credit Agreement.

     During 1995 and 1994, the Company entered into interest rate swap and cap agreements to reduce the potential impact of increases in interest rates under the Senior Credit Agreement. Under the swap agreements, the Company pays the counterparties a fixed interest rate, ranging from 6.35%-7.72%, and the counterparties pay the Company interest at a variable rate based on either the three-month or the six-month LIBOR. The differences paid or received on the interest rate swaps and the amortization of the cap fees are included in interest expense. The total notional amount of the interest rate swaps was $105,000 at December 31, 1995 and $55,000 at December 31, 1994, and the term of the agreements ranged from two to three years. Under the interest rate cap agreements, the Company receives from the counterparties amounts by which the three-month LIBOR exceeds 6.5% based on the notional amounts of the cap agreements which totaled $20,000 at December 31, 1995 and 1994. The term of these agreements is two years. The Company is exposed to certain losses in the event of nonperformance by the counterparties to these agreements. However, the Company's exposure is not material and nonperformance is not anticipated. Based on estimates of the prices obtained from a dealer at which the interest rate swap and cap agreements could be settled, the Company had unrealized losses of approximately $2,984 and $48, respectively, as of December 31, 1995, and unrealized gains of approximately $1,547 and $266, respectively, as of December 31, 1994.

     On May 31, 1989, the Company issued an $11,500, 0% Subordinated Note and a $3,500, 6.5% Convertible Subordinated Debenture to partially finance the acquisition of National Healthcare and Hospital Supply Corporation. The 0% Subordinated Note due May 31, 1997 was discounted for financial reporting purposes at an effective rate of 10.4% to $5,215 on the date of issuance. In 1994, the 6.5% Convertible Subordinated Debenture was exchanged for a $3,333, 9.1% Convertible Subordinated Debenture due May 1996 which is convertible into approximately 867 common shares. The Company can redeem all or any portion of the convertible debenture without penalty.

     Based on the borrowing rates currently available to the Company for loans with similar terms and average maturities, except for the convertible debenture which is valued at book value because the conversion price was substantially below the current market price, the fair value of long-term debt, including current maturities, was approximately $327,977 as of December 31, 1995.

     On December 28, 1995, the Company entered into a Receivables Financing Facility (Receivables Financing) pursuant to which a subsidiary of the Company is entitled to receive up to $75,000 from an unrelated third party purchaser at a cost of funds at commercial paper rates plus a charge for administrative and credit support services. As of December 31, 1995, the Company had received approximately $59,300 under the Receivables Financing, the proceeds of which were used to reduce amounts outstanding under the Senior Credit Agreement. Prior to the Company's obtaining waivers in the first quarter of 1996 related to the Company's non-compliance with certain Senior Credit Agreement covenants, such non-compliance could have prevented further use by the Company of the Receivables Financing and certain interest rate swap and cap agreements.

     Net interest expense includes finance charge income of $3,800, $2,000 and $1,400 in 1995, 1994, and 1993 respectively. Finance charge income represents payments from customers for past due balances on their accounts. Cash payments for interest during 1995, 1994 and 1993 were $28,955, $9,831 and $2,341, respectively.

     Maturities of long-term debt for the five years subsequent to 1995 are:
1996 - $4,055; 1997 - $10,008; 1998 - $0; 1999 - $313,300; and 2000 - $0.


Note 8 - Retirement Plans

Pension and Retirement Plan

     The Company has a noncontributory pension plan covering substantially all employees. Employees become participants in the plan after one year of service and attainment of age 21. Pension benefits are based on years of service and average compensation. The amount funded for this plan is not less than the minimum required under federal law nor more than the amount deductible for federal income tax purposes. Plan assets consist primarily of equity securities, including 34 shares as of December 31, 1995 of the Company's common stock, and U.S. Government securities.

     The Company also has a noncontributory, unfunded retirement plan for certain officers and other key employees. Benefits are based on a percentage of the employees' compensation. The Company maintains life insurance policies on plan participants to act as a financing source for the plan.

     The following table sets forth the plans' financial status and the amounts recognized in the Company's Consolidated Balance Sheets:



                                                                           Pension Plan              Retirement Plan
---------------------------------------------------------------------------------------------------------------------------
December 31,                                                            1995         1994           1995        1994
---------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
     Accumulated benefit obligations
         Vested                                                       $(15,092)    $(12,302)      $(1,256)    $(1,195)
         Non-vested                                                     (1,580)        (939)       (1,384)     (1,018)
---------------------------------------------------------------------------------------------------------------------------
Total accumulated benefit obligations                                  (16,672)     (13,241)       (2,640)     (2,213)
Additional amounts related to projected salary increases                (2,298)      (1,446)       (1,937)     (1,366)
---------------------------------------------------------------------------------------------------------------------------
Projected benefit obligations for service rendered to date             (18,970)     (14,687)       (4,577)     (3,579)
Plan assets at fair market value                                        14,741       12,696             -           -
---------------------------------------------------------------------------------------------------------------------------
Plan assets under projected benefit obligations                         (4,229)      (1,991)       (4,577)     (3,579)
Unrecognized net loss from past experience                               1,793        1,058         1,702       1,108
Unrecognized prior service cost (benefit)                                  334          407           (20)        (22)
Unrecognized net (asset) obligation being recognized
     over 11 and 17 years, respectively                                   (107)        (214)          287         328
Adjustment required to recognize minimum liability
     under SFAS 87                                                           -            -           (31)        (49)
---------------------------------------------------------------------------------------------------------------------------
Accrued pension liability                                             $ (2,209)    $   (740)      $(2,639)    $(2,214)


     The components of net periodic pension cost for both plans are as follows:

Year ended December 31,                              1995       1994       1993
--------------------------------------------------------------------------------
Service cost-benefits earned during the year       $1,865     $1,314     $1,146
Interest cost on projected benefit obligations      1,425      1,232      1,056
Actual (return) loss on plan assets                (2,521)       436     (1,450)
Net amortization and deferral                       1,470     (1,462)       453
--------------------------------------------------------------------------------
Net periodic pension cost                          $2,239     $1,520     $1,205

     The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations were assumed to be 7.5% and 5.5% for 1995, respectively, and 8.0% and 5.5% for 1994, respectively. The expected long-term rate of return on plan assets was 8.5% for both 1995 and 1994.

Other Retirement Benefits

     Substantially all employees of the Company may become eligible for certain medical benefits if they remain employed until retirement age and fulfill other eligibility requirements specified by the plan. The plan is unfunded and is contributory with retiree contributions adjusted annually.

     The following table sets forth the plan's financial status and the amount recognized in the Company's Consolidated Balance Sheets:

December 31,                                                1995         1994
--------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
     Retirees                                           $   (329)     $   (246)
     Fully eligible active plan participants                (837)         (590)

     Other active plan participants                         (919)       (1,391)
-------------------------------------------------------------------------------
Accumulated postretirement benefit obligation             (2,085)       (2,227)
Unrecognized net (gain) loss from past experience            (52)          262
-------------------------------------------------------------------------------
Accrued postretirement benefit liability                 $(2,137)      $(1,965)
-------------------------------------------------------------------------------

     The components of net periodic postretirement benefit cost are as follows:

Year Ended December 31,                              1995        1994     1993
-------------------------------------------------------------------------------
Service cost-benefits earned during the year         $275        $206     $142
Interest cost on accumulated postretirement
   benefit obligation                                 152         160      122
Net amortization                                     (120)          6        -
-------------------------------------------------------------------------------
Net periodic postretirement benefit cost             $307        $372     $264
-------------------------------------------------------------------------------

     For measurement purposes, a 12.0% annual rate of increase in the per capita cost of covered healthcare benefits was assumed for 1995; the rate was assumed to decrease gradually to 6.0% for the year 2001 and remain at that level thereafter. The healthcare cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed healthcare cost trend rate by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by $139 and the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost for the year then ended by $42. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% for 1995 and 8.0% for 1994.

     The Company maintains a voluntary Savings and Protection Plan covering substantially all full-time employees who have completed six months of service and have attained age 18. The Company matches a certain percentage of each employee's contribution. The Company incurred approximately $1,100 and $700 in 1995 and 1994, respectively, of expenses related to this plan.


Note 9 - Shareholders' Equity

     On May 10, 1994, the Company issued 1,150 shares of Series B preferred stock as part of the Stuart acquisition. Each share of preferred stock has an annual dividend of $4.50, payable quarterly, has voting rights on items submitted to a vote of the holders of common stock, is convertible into approximately 6.1 shares of common stock at the shareholders' option and is redeemable by the Company after April 1997 at a price of $100.

     The changes in common stock, paid-in capital and retained earnings are shown as follows:

                                                              Common
                                                              Shares       Common      Paid-in    Retained
                                                            Outstanding     Stock      Capital    Earnings      Total
---------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1992                                     19,596       $39,191      $8,007     $69,461    $116,659
Common stock issued for incentive plan                            31            62         387           -         449
Proceeds from exercised stock options,
   including tax benefits realized of $495                       119           239       1,256           -       1,495
Net income                                                         -             -           -      20,134      20,134
Common stock cash dividends ($.14 per share)                       -             -           -      (4,222)     (4,222)
Acquisition related payout                                        63           126         797           -         923
Pooling of interests with Lyons Physician
   Supply Co.                                                    476           951      (1,189)      1,743       1,505
---------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1993                                     20,285        40,569       9,258      87,116     136,943
Stock split (three-for-two)                                   10,203        20,407     (12,343)     (8,064)          -
Common stock issued for incentive plan                            24            48         515           -         563
Proceeds from exercised stock options,
   including tax benefits realized of $761                       189           379       1,665           -       2,044
Net income                                                         -             -           -       7,919       7,919
Common stock cash dividends ($.17 per share)                       -             -           -      (5,221)     (5,221)
Preferred stock cash dividends ($4.50 per share)                   -             -           -      (3,309)     (3,309)
Acquisition related payout                                        63           125       2,112           -       2,237
---------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1994                                     30,764        61,528       1,207      78,441     141,176
Common stock issued for incentive plan                            34            68         416           -         484
Proceeds from exercised stock options,
   including tax benefits realized of $117                        64           128         521           -         649
Net loss                                                           -             -           -     (11,308)    (11,308)
Common stock cash dividends ($.18 per share)                       -             -           -      (5,555)     (5,555)
Preferred stock cash dividends ($4.50 per share)                   -             -           -      (5,175)     (5,175)
---------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1995                                     30,862       $61,724      $2,144     $56,403    $120,271


     A 3-for-2 stock split was distributed on June 8, 1994 to shareholders of record as of May 24, 1994.

     The Company has a shareholder rights agreement under which 8/27ths of a Right is attendant to each outstanding share of common stock of the Company. Each full Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Participating Cumulative Preferred
Stock (the Series A Preferred Stock), at an exercise price of $75 (the Purchase Price). The Rights will become exercisable, if not earlier redeemed, only if a person or group acquires 20% or more of the outstanding shares of the common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 20% or more of such outstanding shares. Each holder of a Right, upon the occurrence of certain events, will become entitled to receive, upon exercise and payment of the Purchase Price, Series A Preferred Stock (or in certain circumstances, cash, property or other securities of the Company or a potential acquirer) having a value equal to twice the amount of the Purchase Price. The Rights will expire on April 30, 2004, if not earlier redeemed.


Note 10 - Stock Option Plans

     Under the terms of the Company's stock option plans, 3,168 shares of common stock have been reserved for future issuance at December 31, 1995. Options may be designated as either Incentive Stock Options (ISOs) or non-qualified stock options. Options granted under the plans have an exercise price equal to the fair market value of the stock on the date of grant and can be exercised up to ten years from date of grant. As of December 31, 1995, there were 1,745 non-qualified and no ISOs issued and outstanding under the plans.

     The changes in shares under outstanding options for each of the years in the three-year period ended December 31, 1995 are as follows:

                                                Shares       Grant Price
-----------------------------------------------------------------------------
Year ended December 31, 1995
Outstanding at beginning of year                 1,742        $  3.55-16.50
Granted                                            221          12.50-13.56
Exercised                                          (64)          3.55- 9.33
Expired/cancelled                                 (154)          8.33-16.50
-----------------------------------------------------------------------------
Outstanding at end of year                       1,745        $  5.59-16.50
Exercisable                                        978
Shares available for additional grants           1,423
Year ended December 31, 1994
Outstanding at beginning of year                 1,031        $  3.55- 9.83
Granted                                            953          14.92-16.50
Exercised                                         (227)          3.55- 9.83
Expired/cancelled                                  (15)          8.33-15.42
-----------------------------------------------------------------------------
Outstanding at end of year                       1,742        $  3.55-16.50
Exercisable                                        545
Shares available for additional grants           1,605
Year ended December 31, 1993
Outstanding at beginning of year                   855        $  3.53- 9.33
Granted                                            425           8.59- 9.83
Exercised                                         (181)          3.53- 9.33
Expired/cancelled                                  (68)          3.55- 9.33
-----------------------------------------------------------------------------
Outstanding at end of year                       1,031        $  3.55- 9.83
Exercisable                                        443
Shares available for additional grants           2,545

     Stock Appreciation Rights (SARs) may be granted in conjunction with any option granted under the plans, and to the extent either is exercised, the other is cancelled. SARs are payable in cash, common stock or a combination of both, equal to the appreciation of the underlying shares from the date of grant to date of exercise, and may be exercised from one up to ten years from date of grant. As of December 31, 1995, there were no SARs issued and outstanding.


Note 11 - Income Taxes

     The Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, as of January 1, 1993. The cumulative effect of this change in accounting for income taxes was a favorable adjustment of $706 and is reported separately in the Consolidated Statement of Operations for the year ended December 31, 1993.

     The income tax provision (benefit) for continuing operations consists of the following:


Year ended December 31,                                                       1995            1994             1993
----------------------------------------------------------------------------------------------------------------------
Current tax provision (benefit)
     Federal                                                               $(13,009)         $ 6,663          $10,405
     State                                                                     (172)           1,635            2,123
----------------------------------------------------------------------------------------------------------------------
Total current provision (benefit)                                           (13,181)           8,298           12,528
Deferred tax provision (benefit)
     Federal                                                                  7,731           (1,816)            (555)
     State                                                                      350             (404)             (73)
----------------------------------------------------------------------------------------------------------------------
Total deferred provision (benefit)                                            8,081           (2,220)            (628)
Income tax provision (benefit)                                             $ (5,100)         $ 6,078          $11,900
----------------------------------------------------------------------------------------------------------------------


     A reconciliation of the federal statutory rate to the Company's effective income tax rate for continuing operations follows:


Year ended December 31,                                                      1995             1994              1993
---------------------------------------------------------------------------------------------------------------------------
Federal statutory rate                                                       (34.0%)           35.0%            35.0%
Increases (reductions) in the rate resulting from:
     State income taxes, net of federal income tax impact                     (3.3)             4.6              4.4
     Nondeductible goodwill amortization                                       9.5              2.8               .5
     Nontaxable income                                                        (4.5)               -                -
     Other, net                                                                1.2              1.0              (.8)
---------------------------------------------------------------------------------------------------------------------------
Effective rate                                                               (31.1%)           43.4%            39.1%


     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:


Year Ended December 31,                                                                       1995              1994
---------------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
     Allowance for doubtful accounts                                                        $  2,794          $  2,115
     Accrued liabilities not currently deductible                                              6,802            10,912
     Employee benefit plans                                                                    3,916             4,195
     Merchandise inventories                                                                   1,836             1,190
     Nonrecurring restructuring expenses                                                       1,898             5,011
     Property and equipment                                                                      318                 -
     Tax loss carryforward (net of valuation allowance of $650)                                1,051                 -
     Other                                                                                       612             3,606
---------------------------------------------------------------------------------------------------------------------------
Total deferred tax assets                                                                     19,227            27,029
Deferred tax liabilities:
     Property and equipment                                                                        -                48
     Leased assets                                                                                 -               165
     Other                                                                                     1,589             1,097
---------------------------------------------------------------------------------------------------------------------------
Total deferred tax liabilities                                                                 1,589             1,310
Net deferred tax asset (included in other current assets and other assets, net)              $17,638           $25,719



     As of December 31, 1994, the Company had not recognized a valuation allowance for its gross deferred tax asset. At December 31, 1995, management determined, based on the Company's carryback and carryforward availability and other factors, that it is appropriate to recognize a $650 valuation allowance for state net operating losses. At December 31, 1995, the Company had net operating losses for federal income tax purposes of $21,009, some of which are available to offset federal taxable income as reported for tax years 1994, 1993 and 1992, and the remainder of which will be available to offset federal taxable income for future tax years until such losses expire in 2010. Based on the level of historical taxable income and projections of future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of existing valuation allowances at December 31, 1995.

     Cash payments for income taxes, including taxes on discontinued operations, for 1995, 1994 and 1993 were $6,058, $8,164 and $12,153, respectively.

Note 12 - Commitments and Contingencies

     The Company has a commitment through September 1998 to outsource the management and operation of its mainframe computer. This committment is cancellable at any time on 180 days prior notice and a minimum payment of
$11,515. The Company also has entered into noncancelable agreements to lease certain office and warehouse facilities with remaining terms ranging from one to twelve years. Certain leases include renewal options, generally for five-year increments. At December 31, 1995, future minimum annual payments under noncancelable agreements with original terms in excess of one year are as follows:

                                                          Total
------------------------------------------------------------------
1996                                                     $15,909
1997                                                      14,381
1998                                                      13,287
1999                                                      10,520
2000                                                       7,655
Later years                                               19,388
------------------------------------------------------------------
Total minimum payments                                   $81,140
------------------------------------------------------------------

     Minimum lease payments have not been reduced by minimum sublease rentals aggregating $1,817 due in the future under noncancelable subleases.

     Rent expense for the years ended December 31, 1995, 1994 and 1993 was $26,991, $21,264 and $12,857, respectively.

     The Company sold transportation equipment with a net book value of approximately $407 in a sale/leaseback transaction in 1994. The gain realized in the sale transaction totaling $1,328 has been deferred and is being credited to income as a rent expense adjustment over the lease terms.

     The Company has limited concentrations of credit risk with respect to financial instruments. Temporary cash investments are placed with high credit quality institutions and concentrations within accounts and notes receivable are limited due to their geographic dispersion. No single customer accounted for 10% or more of the Company's net sales during 1995. Sales under contract to member hospitals of VHA Inc., totaled $1,180,000 or approximately 40% of the Company's net sales in 1995. As members of a national healthcare network, VHA Inc. hospitals have incentive to purchase from their primary selected distributor; however, they operate independently and are free to negotiate directly with distributors and manufacturers.

Note 13 - Quarterly Financial Data (Unaudited)

     The following table presents the summarized quarterly financial data for 1995 and 1994:

                                                                            1995
------------------------------------------------------------------------------------------------------
QUARTER                                                1ST            2ND          3RD          4TH
------------------------------------------------------------------------------------------------------
Net sales                                          $747,095       $743,718      $739,021     $746,652
Gross margin                                         72,908         70,501        59,366       65,043
Net income (loss)                                     4,613          1,688        (8,601)      (9,008)
Net income (loss) per common share                 $    .11       $    .01      $   (.32)    $   (.33)

                                                                            1994
------------------------------------------------------------------------------------------------------
Quarter                                                1st            2nd          3rd          4th
------------------------------------------------------------------------------------------------------
Net sales                                          $390,794       $581,763      $693,004     $730,242
Gross margin                                         39,126         56,809        66,234       70,175
Net income (loss)                                     4,756         (5,125)        1,486        6,802
Net income (loss) per common share                 $    .15       $   (.19)     $    .01     $    .18
------------------------------------------------------------------------------------------------------

Independent Auditors' Report

The Board of Directors and Shareholders
Owens & Minor, Inc.:

     We have audited the accompanying consolidated balance sheets of Owens & Minor, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Owens & Minor, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.


/s/ KPMG PEAT MARWICK LLP
  KPMG Peat Marwick LLP

Richmond, Virginia
February 2, 1996 except as to Note 7,
     which is as of March 1, 1996



Report of Management

     The management of Owens & Minor, Inc. is responsible for the preparation, integrity and objectivity of the consolidated financial statements and related information presented in this annual report. The consolidated financial statements were prepared in conformity with generally accepted accounting principles applied on a consistent basis and include when necessary, the best estimates and judgments of management.

     The Company maintains a system of internal controls that provide reasonable assurance that its assets are safeguarded against loss or unauthorized use, that transactions are properly recorded and that financial records provide a reliable basis for the preparation of the consolidated financial statements.

     The Audit Committee of the Board of Directors, composed entirely of directors who are not current employees of Owens & Minor, Inc., meets periodically and privately with the Company's independent auditors and internal auditors, as well as with Company management, to review accounting, auditing, internal control and financial reporting matters. The independent auditors and internal auditors have direct access to the Audit Committee with and without management present to discuss the results of their activities.


/s/ G. GILMER MINOR, III
G. Gilmer Minor, III
Chairman, President and Chief Executive Officer


/s/ GLENN J. DOZIER                       /s/ ANN GREER RECTOR
Glenn J. Dozier                           Ann Greer Rector
Senior Vice President, Finance,           Vice President and Controller
and Chief Financial Officer

STOCK MARKET AND DIVIDEND INFORMATION

     Owens & Minor, Inc.'s common stock trades on the New York Stock Exchange under the symbol OMI. The following table indicates the range of high and low sales prices per share of the Company's common shares as reported on the New York Stock Exchange and the quarterly cash dividends paid by the Company:

YEAR                                                1995
QUARTER	                                1ST      2ND     3RD      4TH
Market Price
    High                              $14.88   $14.13   $14.75   $13.38
    Low                               $12.25   $11.63   $12.13   $11.63
Dividends per share                   $ .045   $ .045   $ .045   $ .045

Year                                                1994
Quarter                                 1st      2nd     3rd      4th
Market Price
    High                              $18.13   $17.13   $16.75   $16.75
    Low                               $14.63   $14.13   $13.25   $13.63
Dividends per share                   $ .035   $ .045   $ .045   $ .045

Year                                                1993
Quarter                                 1st      2nd     3rd      4th
Market Price
    High                              $11.59   $14.00   $15.50   $15.59
    Low                               $ 8.42   $ 8.42   $12.17   $12.00
Dividends per share                   $ .035   $ .035   $ .035   $ .035

     At December 31, 1995, there were approximately 14,000 common shareholders.