Form 10-K405, Exhibit 13
period 1996-12-31
OWENS & MINOR INC/VA/
filed 1997-03-28
CIK 75252

Selected Financial Data(1) (in thousands, except ratios and per share data)

Owens & Minor, Inc. and Subsidiaries


Year ended December 31,                                                          1996             1995              1994
---------------------------------------------------------------------------------------------------------------------------
Statement of Operations:
Net sales                                                                     $3,019,003        $2,976,486       $2,395,803
Cost of goods sold                                                             2,720,613         2,708,668        2,163,459
---------------------------------------------------------------------------------------------------------------------------
Gross margin                                                                     298,390           267,818          232,344
---------------------------------------------------------------------------------------------------------------------------
Selling, general and administrative expenses                                     233,704           225,897          165,564
Depreciation and amortization                                                     16,098            15,416           13,034
Interest expense, net                                                             18,954            25,538           10,155
Discount on accounts receivable securitization                                     6,521               641                -
Nonrecurring restructuring expenses (2)                                                -            16,734           29,594
---------------------------------------------------------------------------------------------------------------------------
Total expenses                                                                   275,277           284,226          218,347
---------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                                 23,113           (16,408)          13,997
Income tax provision (benefit)                                                    10,148            (5,100)           6,078
---------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                                          12,965           (11,308)           7,919
Discontinued operations                                                                -                 -                -
Cumulative effect of change in accounting principles                                   -                 -                -
---------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                                 12,965           (11,308)           7,919
Dividends on preferred stock                                                       5,175             5,175            3,309
---------------------------------------------------------------------------------------------------------------------------
Net income (loss) attributable to common stock                            $        7,790      $    (16,483)   $       4,610
---------------------------------------------------------------------------------------------------------------------------
Common Share Data:
Net income (loss) per common share:
Continuing operations                                                     $          .25      $       (.53)   $         .15
Discontinued operations                                                                -                 -                -
Cumulative effect of change in accounting principles                                   -                 -                -
---------------------------------------------------------------------------------------------------------------------------
Net income (loss) per common share                                        $          .25      $       (.53)   $         .15
---------------------------------------------------------------------------------------------------------------------------
Cash dividends per common share                                           $         .180      $       .180    $        .170
---------------------------------------------------------------------------------------------------------------------------
Weighted average common shares and common share equivalents                       31,770            30,820           31,108
---------------------------------------------------------------------------------------------------------------------------
Price range of common stock per share:
     High                                                                 $        14.38      $      14.88    $       18.13
     Low                                                                  $         9.25      $      11.63    $       13.25
---------------------------------------------------------------------------------------------------------------------------
Selected Ratios of Continuing Operations:
Gross margin as a percent of net sales                                               9.9%              9.0%            9.7%
Selling, general and administrative expenses as a percent of net sales               7.7%              7.6%            6.9%
Average receivable days sales outstanding (3)                                       36.1              37.7            35.9
Average inventory turnover                                                           8.9               8.3             8.8
Return on average total equity                                                       5.4%             (4.6%)           3.7%
Current ratio                                                                        1.7               2.1             1.8
---------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
Working capital                                                             $    192,990       $   331,663    $    281,788
Total assets                                                                     679,501           857,803         868,560
Long-term debt                                                                   167,549           323,308         248,427
Capitalization ratio (3)                                                            54.8%             61.9%           49.2%
Shareholders' equity                                                             242,400           235,271         256,176
Book value per common share                                                $        3.99       $      3.90    $       4.59
---------------------------------------------------------------------------------------------------------------------------

                                      ------
                                        12


Year ended December 31,                                                        1993             1992            1991
-----------------------------------------------------------------------------------------------------------------------------
Statement of Operations:
Net sales                                                                    $1,396,971     $1,177,298      $1,021,014
Cost of goods sold                                                            1,249,660      1,052,998         918,304
-----------------------------------------------------------------------------------------------------------------------------
Gross margin                                                                    147,311        124,300         102,710
-----------------------------------------------------------------------------------------------------------------------------
Selling, general and administrative expenses                                    107,771         91,371          78,191
Depreciation and amortization                                                     7,593          5,861           4,977
Interest expense, net                                                             1,530          1,128           3,192
Discount on accounts receivable securitization                                        -              -               -
Nonrecurring restructuring expenses (2)                                               -              -               -
-----------------------------------------------------------------------------------------------------------------------------
Total expenses                                                                  116,894         98,360          86,360
-----------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                                30,417         25,940          16,350
Income tax provision (benefit)                                                   11,900         10,505           6,681
-----------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                                         18,517         15,435           9,669
Discontinued operations                                                             911          5,687           2,358
Cumulative effect of change in accounting principles                                706           (730)              -
-----------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                                20,134         20,392          12,027
Dividends on preferred stock                                                          -              -               -
-----------------------------------------------------------------------------------------------------------------------------
Net income (loss) attributable to common stock                            $      20,134  $      20,392   $      12,027
-----------------------------------------------------------------------------------------------------------------------------
Common Share Data:
Net income (loss) per common share:
Continuing operations                                                     $         .60  $         .52   $         .33
Discontinued operations                                                             .03            .20             .08
Cumulative effect of change in accounting principles                                .02           (.03)              -
-----------------------------------------------------------------------------------------------------------------------------
Net income (loss) per common share                                        $         .65  $         .69   $         .41
-----------------------------------------------------------------------------------------------------------------------------
Cash dividends per common share                                           $        .140  $        .110   $        .088
-----------------------------------------------------------------------------------------------------------------------------
Weighted average common shares and common share equivalents                      31,013         29,682          29,462
-----------------------------------------------------------------------------------------------------------------------------
Price range of common stock per share:
     High                                                                 $       15.59  $       10.11   $       10.78
     Low                                                                  $        8.42  $        7.33   $        4.17
-----------------------------------------------------------------------------------------------------------------------------
Selected Ratios of Continuing Operations:
Gross margin as a percent of net sales                                             10.5%          10.6%           10.1%
Selling, general and administrative expenses as a percent of net sales              7.7%           7.8%            7.7%
Average receivable days sales outstanding (3)                                      34.2           35.7            38.1
Average inventory turnover                                                         11.5           11.4            11.1
Return on average total equity                                                     14.6%          14.4%           10.6%
Current ratio                                                                       2.0            1.8             1.9
-----------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
Working capital                                                             $   139,091   $     99,826     $   122,675
Total assets                                                                    334,322        274,540         311,786
Long-term debt                                                                   50,768         24,986          67,675
Capitalization ratio (3)                                                           27.1%          17.6%           41.1%
Shareholders' equity                                                            136,943        116,659          97,091
Book value per common share                                                $       4.50   $       3.97     $      3.34
-----------------------------------------------------------------------------------------------------------------------------


Year ended December 31,                                          1990           1989            1988             1987         1986
------------------------------------------------------------------------------------------------------------------------------------
Statement of Operations:
Net sales                                                      $916,709        $708,089        $500,435       $367,034    $ 272,222
Cost of goods sold                                              827,441         641,011         445,456        326,651      239,170
-----------------------------------------------------------------------------------------------------------------------------------
Gross margin                                                     89,268          67,078          54,979         40,383       33,052
-----------------------------------------------------------------------------------------------------------------------------------
Selling, general and administrative expenses                     67,171          57,943          42,668         31,302       26,204
Depreciation and amortization                                     4,210           2,795           2,416          1,922        1,319
Interest expense, net                                             5,858           5,078           2,230          2,006        1,789
Discount on accounts receivable securitization                        -               -               -              -            -
Nonrecurring restructuring expenses (2)                               -               -               -              -            -
-----------------------------------------------------------------------------------------------------------------------------------
Total expenses                                                   77,239          65,816          47,314         35,230       29,312
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                12,029           1,262           7,665          5,153        3,740
Income tax provision (benefit)                                    4,634             628           3,032          2,148        1,806
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                          7,395             634           4,633          3,005        1,934
Discontinued operations                                           1,380           1,855           3,734          3,481        2,968
Cumulative effect of change in accounting principles                  -               -               -              -            -
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                 8,775           2,489           8,367          6,486        4,902
Dividends on preferred stock                                          -               -               -              -            -
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss) attributable to common stock                $   8,775      $    2,489      $    8,367     $    6,486  $     4,902
-----------------------------------------------------------------------------------------------------------------------------------
Common Share Data:
Net income (loss) per common share:
Continuing operations                                         $     .26      $      .02      $      .16     $      .11  $       .07
Discontinued operations                                             .05             .07             .13            .12          .11
Cumulative effect of change in accounting principles                  -               -               -              -           -
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss) per common share                            $     .31      $      .09      $      .29    $       .23  $       .18
-----------------------------------------------------------------------------------------------------------------------------------
Cash dividends per common share                               $    .077      $     .077      $     .075    $      .065  $      .059
-----------------------------------------------------------------------------------------------------------------------------------
Weighted average common shares and common share equivalents      28,755          28,412          28,263         28,187       27,702
-----------------------------------------------------------------------------------------------------------------------------------
Price range of common stock per share:
     High                                                     $    4.45      $     4.71      $     4.52    $      4.37  $      4.00
     Low                                                      $    3.19      $     3.37      $     2.62    $      2.32  $      2.62
-----------------------------------------------------------------------------------------------------------------------------------
Selected Ratios of Continuing Operations:
Gross margin as a percent of net sales                              9.7%            9.5%           11.0%          11.0%        12.1%
Selling, general and administrative expenses as a percent
   of net sales                                                     7.3%            8.2%            8.5%           8.5%         9.6%
Average receivable days sales outstanding (3)                      39.2            41.4            41.0           41.0         40.6
Average inventory turnover                                         10.8             8.5             7.6            8.0          8.3
Return on average total equity                                      9.1%             .8%            6.3%           5.4%         5.0%
Current ratio                                                       1.9             2.4             2.7            2.8          2.7
-----------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
Working capital                                               $ 117,983      $  133,309     $   106,545    $    89,056  $    71,317
Total assets                                                    290,233         258,683         189,916        154,390      126,779
Long-term debt                                                   71,339          85,324          46,819         33,713       42,562
Capitalization ratio (3)                                           45.6%           52.4%           37.8%          32.3%        51.0%
Shareholders' equity                                             85,002          77,560          77,170         70,761       40,878
Book value per common share                                   $    2.99      $     2.75     $      2.75    $      2.52  $      2.05
-----------------------------------------------------------------------------------------------------------------------------------

(1) See Note 2 of Notes to Consolidated Financial Statements for a discussion of acquisitions that may affect comparability of data.

(2) The Company incurred $16.7 and $29.6 million in 1995 and 1994, respectively, or $0.33 and $0.57, respectively, per common share, of nonrecurring restructuring expenses related to its restructuring plans developed in conjunction with its combination with Stuart Medical, Inc. See further discussion in Note 3 of Notes to Consolidated Financial Statements.

(3) Excludes impact of off balance sheet receivables securitization agreement. See further discussion in Note 7 of Notes to Consolidated Financial Statements.

                                      ----
                                       13

Management's Discussion and Analysis of Financial Condition and Results of Operations

Owens & Minor, Inc. and Subsidiaries

General

   Owens & Minor, Inc. and subsidiaries (the Company) is one of the two largest distributors of medical/surgical supplies in the United States. The Company distributes approximately 250,000 finished medical/surgical products produced by approximately 3,000 manufacturers to over 4,000 customers from 46 distribution centers nationwide. The Company's customers are primarily hospitals, which account for over 90% of the Company's net sales, and also include alternate care facilities such as nursing homes, clinics, surgicenters, physicians' offices and home healthcare. The majority of the Company's sales consist of dressings, endoscopic products, intravenous products, latex gloves, needles and syringes, sterile procedure trays, surgical products and gowns, urological products and wound closure products.

                                   NET SALES
                                   (Billions)

                     92       93       94       95       96
                   ------   ------   ------   ------   ------
                    $1.18    $1.40    $2.40    $2.98    $3.02

   In 1996, the Company's net income was $13.0 million or $0.25 per common share as compared to a net loss of $11.3 million or $0.53 per common share in 1995. The significant increase was the result of several gross margin, selling, general and administrative (SG&A) expense and financing cost initiatives and the completion, in 1995, of a restructuring plan developed in connection with the 1994 acquisition of Stuart Medical, Inc. (Stuart).
   The gross margin initiatives included the implementation of price increases in December 1995 and the first quarter of 1996, the introduction of charges for certain enhanced delivery and management services and the implementation of improved terms with major suppliers. These initiatives were implemented with the goal of achieving an overall increase in the gross margin percentage equal to at least one percent of net sales. As a result of these measures, gross margin as a percentage of net sales increased to 10.0% in the fourth quarter of 1996 from 8.7% in the fourth quarter of 1995, and to 9.9% for the year ended December 31, 1996 from 9.0% for the year ended December 31, 1995. The Company did experience sales losses related to the price increases; however, the losses were more than offset by new accounts and further penetration of existing accounts resulting in the moderate sales growth for the year.
   In an effort to reduce SG&A expenses in 1996, the Company reduced overtime and temporary employee costs, further reduced distribution center costs through the closure of three and the downsizing of five distribution centers, improved inventory management systems and modified its benefit plans. As a result of these measures, the Company's SG&A expenses as a percentage of net sales decreased to 7.5% in the fourth quarter of 1996 from 8.2% in the fourth quarter of 1995, although SG&A expenses increased slightly for the year ended December 31, 1996 to 7.7% compared to 7.6% for the year ended December 31, 1995.
   The reduction in financing costs to $5.9 million in the fourth quarter of 1996, from $7.9 million in the fourth quarter of 1995, was achieved through the reduction in outstanding financing of approximately $89.1 million at December 31, 1996 from December 31, 1995 and the completion of a refinancing plan which reduced the Company's effective interest rate.

Results of Operations
   The following table presents the Company's consolidated statements of operations on a percentage of net sales basis.

--------------------------------------------------------------------------
Year Ended December 31,       1996       1995     1994
--------------------------------------------------------------------------
Net sales                      100.0%     100.0 %  100.0%
Cost of goods sold              90.1       91.0     90.3
--------------------------------------------------------------------------
Gross margin                     9.9        9.0      9.7
Selling, general and
   administrative expenses       7.7        7.6      6.9
Depreciation and
   amortization                  0.5        0.5      0.6
Interest expense, net            0.7        0.9      0.4
Discount on accounts
   receivable securitization     0.2        -        -
Nonrecurring restructuring
   expenses                      -          0.6      1.2
--------------------------------------------------------------------------
Total expenses                   9.1        9.6      9.1
Income (loss) before
   income taxes                  0.8       (0.6)     0.6
Income tax provision
   (benefit)                     0.4       (0.2)     0.3
--------------------------------------------------------------------------
Net income (loss)                0.4%      (0.4)%    0.3%
--------------------------------------------------------------------------


Results of Operations -- 1996 Compared to 1995

Net sales
   Net sales increased 1.4% to $3.02 billion in 1996 from $2.98 billion in 1995. The Company's anticipated moderate sales growth was primarily a result of price increases implemented in December 1995 and the first quarter of 1996. As a result of the price increases the Company lost a portion of its customer base; however, the Company has offset the losses by obtaining new accounts and further penetrating existing accounts. Due to the Company's continued operational and financial improvement, the Company has refocused its sales efforts towards improved growth in 1997; however, such improvement cannot be assured.

Gross margin
   Gross margin as a percentage of net sales increased to 9.9% in 1996 from 9.0% in 1995. The increase was the result of several margin enhancement initiatives. These included the implementation of the price increase, the standardization of suppliers and products and the increased utilization of an activity-based management system designed to identify costs associated with certain delivery

                                    ---
                                    14

                           GROSS MARGIN% VS
                           SG&A% OF NET SALES

                            92       93       94       95       96
                          ------   ------   ------   ------   ------
      GROSS MARGIN%       10.6%     10.5%    9.7%      9.0%    9.9%
      SG&A%                7.8%      7.7%    6.9%      7.6%    7.7%

and management services. Gross margin was also favorably impacted by a $2.8 million decline in its annual LIFO (last-in, first-out) provision. This decline was due to reduced inventory levels and moderate inflation rates. In 1997, the Company will focus on maintaining these margin levels through the continued utilization of the activity-based management system and continued standardization of suppliers and products.

Selling, general and administrative expenses
   For the year, SG&A expenses as a percentage of net sales increased to 7.7% in 1996 from 7.6% in 1995. However, SG&A expenses decreased $4.6 million to 7.5% of net sales in the fourth quarter of 1996 from 8.2% in the fourth quarter of 1995. The SG&A expense decline in the fourth quarter was a result of many cost-saving initiatives including the reduction of approximately 400 full-time equivalent
(FTE) employees since March 31, 1996; the reduction in the cost of employee retirement plans of approximately $2.0 million annually; the more cost effective utilization of computer resources; the completion of 22 warehouse reconfigurations in 1995; the implementation of improved inventory management systems in a majority of facilities; the continued automation of administrative functions through the utilization of electronic data interchange (EDI); and the refocus on best practices within the Company. The increase for the year in SG&A expenses as a percentage of net sales was primarily a result of increased personnel costs incurred in connection with the implementation in 1995 of new contracts providing for enhanced service levels and services not previously provided by the Company, system conversions and reconfiguring warehouse systems. In 1997, the Company will continue its focus on operational improvement and SG&A expense reduction. The results of the Company's efforts will be partially offset by the costs associated with computer system changes required to recognize the year 2000. However, with the continued implementation of EDI transaction sets and the continued standardization of internal processes, the Company believes it will be able to maintain or reduce SG&A expenses as a percentage of net sales.

                                   FULL-TIME
                                   EQUIVALENT
                                   EMPLOYEES

                     92       93       94       95       96
                   ------   ------   ------   ------   ------
                    1,528    1,776    3,624    4,197    3,425



Depreciation and amortization
   Depreciation and amortization increased by 4.4% in 1996 compared to 1995. This increase was due primarily to the Company's continued investment in improved information technology (I/T). The Company has been implementing its migration to a distributed computing environment employing client/server technology when cost beneficial. The Company anticipates similar increases in depreciation and amortization in 1997 associated with additional capital investment in I/T.

Interest expense, net and discount on accounts receivable securitization (financing costs)
   Financing costs, net of finance charge income of $4.7 million and $3.8 million in 1996 and 1995, respectively, decreased to $25.5 million in 1996 from $26.2 million in 1995. Financing costs, net of finance charge income of $1.1 million and $1.2 million in the fourth quarter of 1996 and 1995, respectively, decreased to $5.9 million in 1996 from $7.9 million in 1995. (Finance charge income represents payments from customers for past due balances on their accounts.) The decline in financing costs has been a result of the Company's ability to reduce working capital requirements by substantially completing the implementation of its client/server-based inventory forecasting system and strengthening its accounts receivable collection procedures. Due to the reduction in working capital requirements, the Company has reduced outstanding financing by approximately $89.1 million since December 31, 1995. Additionally during 1996, the Company completed a refinancing plan that, in addition to its improved financial performance, reduced the effective rate of its outstanding financing. The Company will continue to take action to reduce working capital requirements through the increased utilization of the Company's new inventory forecasting system, product standardization and the strengthening of its methods of monitoring and enforcing contract payment terms.

Income taxes
   The Company had an income tax provision of $10.1 million in 1996 (representing an effective tax rate of 43.9%), compared with an income tax benefit of $5.1 million in 1995. A reconciliation of the statutory income tax rate to the Company's effective income tax rate is provided in Note 12 of Notes to Consolidated Financial Statements.

Net income
   Net income increased $24.3 million in 1996 compared to 1995. Excluding nonrecurring restructuring expenses net of taxes, net income increased $14.0 million in 1996 compared to 1995. The increase was primarily due to the initiatives previously discussed related to gross margin, SG&A expenses and financing costs. Although the trend has been favorable and the Company continues to pursue these and other initiatives, the future impact on net income cannot be assured.
                                      ---
                                      15

Management's Discussion and Analysis of Financial Condition and Results of
Operations   continued

Owens & Minor, Inc. and Subsidiaries



Results of Operations -- 1995 Compared to 1994

Net sales
   Net sales increased 24.2% to $2.98 billion in 1995 from $2.40 billion in 1994. Assuming the Stuart acquisition had occurred January 1, 1994, the increase would have been approximately 8.2% due to the additional sales volume from contracts entered into in 1993 and 1994 with large healthcare providers, such as Columbia/HCA Healthcare Corporation, the United States Department of Defense and Premier Inc., and price increases from manufacturers which are normally passed on to customers.

Gross margin
   Gross margin as a percentage of net sales declined to 9.0% in 1995 from 9.7% in 1994. The decrease was a result of the increase in sales to larger accounts that were offered reduced pricing in return for the expectation of increased volume. Gross margin was also negatively impacted in 1995 due to the increase in inventory levels requiring a LIFO reserve. The reserve increased by $3.7 million in 1995 compared to $0.7 million in 1994.

Selling, general and administrative expenses
   SG&A expenses as a percentage of net sales increased to 7.6% in 1995 from 6.9% in 1994. The increase in SG&A expenses as a percentage of net sales was primarily a result of increased personnel costs incurred in connection with new contracts providing for enhanced service levels and services not previously provided by the Company, a significant increase in the number of items distributed by the Company, system conversions, opening or expanding 11 distribution centers and reconfiguring warehouse systems. SG&A expenses as a percentage of net sales also increased as a result of the Company's sales, marketing and operational efforts designed to maintain the VHA Inc. customer base and the concentration of management's effort to integrate the operations of Stuart.

Depreciation and amortization
   Depreciation and amortization increased by 18.3% in 1995 compared to 1994. This increase was due primarily to the Company's continued investment in improved I/T and the amortization of goodwill and depreciation associated with the Stuart acquisition.

 Interest expense, net
   Interest expense, net of finance charge income of $3.8 million and $2.0 million in 1995 and 1994, respectively, increased from $10.2 million in 1994 to $25.5 million in 1995 primarily due to an increase in debt to finance the Stuart acquisition, high inventory levels, the Company's restructuring plan and technology initiatives, as well as higher interest rates.

Nonrecurring restructuring expenses
   During 1995, the Company incurred $13.2 million of nonrecurring restructuring expenses related to the Company's restructuring plan developed in connection with the Stuart acquisition and its related decision to outsource the management and operation of its mainframe computer system. The restructuring plan was completed during the fourth quarter of 1995. During the fourth quarter of 1995, the Company incurred additional nonrecurring restructuring charges of $3.5 million associated with its decision to close or downsize seven distribution centers in 1995 and 1996.

Income taxes
   The Company had an income tax provision of $6.1 million in 1994 (representing an effective tax rate of 43.4%) compared with an income tax benefit of $5.1 million in 1995. A reconciliation of the statutory income tax rate to the Company's effective income tax rate is provided in Note 12 of Notes to Consolidated Financial Statements.

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

                                   FINANCING
                                   (Millions)

                                          92     93    94     95    96
                                         ----   ----  ----   ----  ----
Outstanding Financing (excluding
  accounts receivable securitization)     25     51    248    383    294

Financing Costs                          1.1    1.5   10.2   26.2   25.5



Financial Condition, Liquidity and Capital Resources

Liquidity
   The Company's liquidity position improved significantly in 1996 compared to 1995. Outstanding financing was reduced $89.1 million and its capitalization ratio (excluding the impact of the off balance sheet accounts receivable securitization) decreased to 54.8% at December 31, 1996 from 61.9% at December 31, 1995. The improvement was the result of increased earnings, reduced working capital requirements and the completion of the Company's refinancing plan in the second quarter of 1996. The refinancing plan included refinancing its $425.0 million revolving credit facility by issuing $150.0 million of 10.875% senior subordinated 10-year notes (Notes), increasing its available receivables financing facility (Receivables Financing Facility) to $150.0 million from $75.0 million and entering into a new $225.0 million revolving credit facility (New Senior Credit Facility).
   The Notes were issued on May 29, 1996, and mature on June 1, 2006. The Notes are redeemable after June 1, 2001 at the Company's option subject to certain restrictions. The Notes are general unsecured obligations of the Company and are unconditionally guaranteed on a joint and several basis
                                        ---
by all of the direct and indirect subsidiaries of the Company except for O&M Funding Corp. (OMF). As of December 31, 1996, the debt ratings of the Notes were B1 by Moody's and B+ by Standard & Poor's.
   Under the terms of the Receivables Financing Facility which expires May 1999, a subsidiary of the Company is entitled to transfer, without recourse, certain of the Company's trade receivables and to receive up to $150.0 million from an unrelated third party purchaser at a cost of funds at commercial paper rates plus a charge for administrative and credit support services. At December 31, 1996 the Company had received $126.0 million under the agreement.
   The New Senior Credit Facility expires in May 2001 with interest based on, at the Company's discretion, the London Interbank Offered Rate (LIBOR) or the Prime Rate. The New Senior Credit Facility limits the amount of indebtedness the Company may incur; requires the Company to maintain certain financial covenants including covenants related to tangible net worth, cash flow coverage, current ratio, leverage ratio and fixed charge coverage ratio; and restricts the ability of the Company to materially alter the character of the business through consolidation, merger or purchase or sale of assets. At December 31, 1996, the Company was in compliance with these covenants.
   The Company expects that borrowings under the Notes, the New Senior Credit Facility and proceeds from the Receivables Financing Facility will be sufficient to fund its working capital needs and long-term strategic growth plans, although this cannot be assured. At December 31, 1996, the Company had approximately $218.5 million of unused credit under the New Senior Credit Facility. The Company manages its interest rate exposure through off balance sheet interest rate swaps and believes interest rate fluctuations will not significantly affect operating results.

Working Capital Management
   In 1996, the Company made significant improvement in working capital management. Inventory turnover for the year improved to 8.9 times in 1996 (9.4 times in the fourth quarter of 1996) from 8.3 times in 1995. This improvement was due to the implementation of the Company's client/ server-based inventory forecasting system and the reduction of the number of items from multiple manufacturers distributed by the Company. The Company has also reduced accounts receivable days sales outstanding (excluding the impact of the Receivables Financing Facility) for the year to 36.1 days in 1996 (33.9 days in the fourth quarter of 1996) from 37.7 days in 1995. This reduction has been achieved through strengthening the Company's methods of monitoring and enforcing contract payment terms and basing a portion of its sales force incentives on reducing days sales outstanding.

Capital Expenditures
   Capital expenditures were approximately $13.2 million in 1996, of which approximately $10.4 million was for computer systems, including the continued conversion of certain applications from a mainframe computer system to client/server technology. The Company expects to continue to invest in technology for the foreseeable future. These capital expenditures are expected to be funded through cash flow from operations.

Recent Accounting Pronouncements
   In 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 125 ("SFAS 125"), Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which requires recognition of financial assets and liabilities, including receivables sold with recourse, using a financial-components approach which focuses on control of the assets transferred. This standard is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. Management believes the adoption of this new standard will not have a material impact on the financial condition or results of operations of the Company.
   FASB issued Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation, in 1995. SFAS 123 prescribes accounting and reporting standards for all stock-based compensation plans. The Company has elected to continue following present accounting rules and has provided the pro forma disclosure requirements of net income and earnings per share as if the fair-value-based method had been adopted in Note 11 of Notes to the Consolidated Financial Statements.
   In 1995, FASB issued Statement of Financial Accounting Standards No. 121 ("SFAS 121"), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. SFAS 121 prescribes accounting standards for (i) the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used and (ii) long-lived assets and certain identifiable intangibles to be disposed of. This standard requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of SFAS 121 in 1996 has not had a material impact on the financial condition or results of operations of the Company.

Forward-Looking Statements

   Certain statements in this discussion constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, including, but not limited to, general economic and business conditions, competition, changing trends in customer profiles and changes in government regulations. Although the Company believes that its expectations with respect to the forward-looking statements are based upon reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results, performance or achievements of the Company will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

                                        ---
                                        17

CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share data)

Owens & Minor, Inc. and Subsidiaries

Year ended December 31,                                                1996               1995               1994
--------------------------------------------------------------------------------------------------------------------
Net sales                                                           $3,019,003         $2,976,486         $2,395,803
Cost of goods sold                                                   2,720,613          2,708,668          2,163,459
--------------------------------------------------------------------------------------------------------------------
Gross margin                                                           298,390            267,818            232,344
--------------------------------------------------------------------------------------------------------------------
Selling, general and administrative expenses                           233,704            225,897            165,564
Depreciation and amortization                                           16,098             15,416             13,034
Interest expense, net                                                   18,954             25,538             10,155
Discount on accounts receivable securitization                           6,521                641                  -
Nonrecurring restructuring expenses                                          -             16,734             29,594
--------------------------------------------------------------------------------------------------------------------
Total expenses                                                         275,277            284,226            218,347
--------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                       23,113            (16,408)            13,997
Income tax provision (benefit)                                          10,148             (5,100)             6,078
--------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                       12,965            (11,308)             7,919
Dividends on preferred stock                                             5,175              5,175              3,309
--------------------------------------------------------------------------------------------------------------------
Net income (loss) attributable to common stock                      $    7,790         $  (16,483)        $    4,610
--------------------------------------------------------------------------------------------------------------------
Net income (loss) per common share                                  $      .25         $     (.53)        $      .15
--------------------------------------------------------------------------------------------------------------------
Cash dividends per common share                                     $      .18         $      .18         $      .17
--------------------------------------------------------------------------------------------------------------------
Weighted average common shares and common
  share equivalents                                                     31,770             30,820             31,108
--------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                      ----
                                       18

CONSOLIDATED BALANCE SHEETS (in thousands, except per share data)

Owens & Minor, Inc. and Subsidiaries

December 31,                                                                                   1996             1995
-----------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                                  $     743        $     215
  Accounts and notes receivable, net of allowance of $6,495 in 1996 and $6,010 in
     1995                                                                                      147,243          265,238
  Merchandise inventories                                                                      281,839          326,380
  Other current assets                                                                          25,675           32,069
-----------------------------------------------------------------------------------------------------------------------
  TOTAL CURRENT ASSETS                                                                         455,500          623,902
Property and equipment, net                                                                     29,231           39,049
Excess of purchase price over net assets acquired, net                                         167,366          171,911
Other assets, net                                                                               27,404           22,941
-----------------------------------------------------------------------------------------------------------------------
  TOTAL ASSETS                                                                               $ 679,501        $ 857,803
-----------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Current maturities of long-term debt                                                       $       -        $   4,055
  Accounts payable                                                                             224,037          241,048
  Accrued payroll and related liabilities                                                        5,001            5,534
  Other accrued liabilities                                                                     33,472           41,602
-----------------------------------------------------------------------------------------------------------------------
  TOTAL CURRENT LIABILITIES                                                                    262,510          292,239
Long-term debt                                                                                 167,549          323,308
Accrued pension and retirement plans                                                             7,042            6,985
-----------------------------------------------------------------------------------------------------------------------
  TOTAL LIABILITIES                                                                            437,101          622,532
-----------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
  Preferred stock, par value $100 per share; authorized - 10,000 shares
     Series A; Participating Cumulative Preferred Stock; none issued                                 -                -
     Series B; Cumulative Preferred Stock; 4.5%, convertible;
       issued and outstanding - 1,150 shares                                                   115,000          115,000
  Common stock, par value $2 per share; authorized - 200,000 shares;
     issued and outstanding - 31,907 shares in 1996 and 30,862 shares in 1995                   63,814           61,724
  Paid-in capital                                                                                5,086            2,144
  Retained earnings                                                                             58,500           56,403
-----------------------------------------------------------------------------------------------------------------------
  TOTAL SHAREHOLDERS' EQUITY                                                                   242,400          235,271
-----------------------------------------------------------------------------------------------------------------------
Commitments and contingencies
-----------------------------------------------------------------------------------------------------------------------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                 $ 679,501        $ 857,803
-----------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                      ----
                                       19

CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)

Owens & Minor, Inc. and Subsidiaries

Year ended December 31,                                                    1996              1995             1994
---------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss)                                                        $  12,965         $(11,308)        $   7,919
Adjustments to reconcile net income (loss) to cash provided by
  (used for) operating activities
  Depreciation and amortization                                             16,098           15,416            13,034
  Provision for losses on accounts and notes receivable                        838              827             1,149
  Provision for LIFO reserve                                                   908            3,700               671
  Changes in operating assets and liabilities, net of effects from acquisitions
     Accounts and notes receivable                                         117,157           24,175          (144,917)
     Merchandise inventories                                                43,633           (6,229)          (81,318)
     Accounts payable                                                       (9,670)         (17,107)           22,375
     Net change in other current assets and current liabilities              5,025          (18,753)           25,323
  Other, net                                                                 1,178           (2,151)            1,883
---------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES                           188,132          (11,430)         (153,881)
---------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Business acquisitions, net of cash acquired                                      -                -           (40,608)
Additions to property and equipment                                         (6,242)         (13,876)           (6,634)
Additions to computer software                                              (6,985)          (7,396)           (1,586)
Proceeds from sale of property and equipment                                 6,865            3,597                73
---------------------------------------------------------------------------------------------------------------------
CASH USED FOR INVESTING ACTIVITIES                                          (6,362)         (17,675)          (48,755)
---------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Additions to long-term debt                                                150,000           77,970           197,088
Reductions of long-term debt                                              (314,877)            (242)          (55,032)
Other short-term financing, net                                             (7,341)         (38,723)           65,426
Cash dividends paid                                                        (10,868)         (10,730)           (7,664)
Exercise of stock options                                                    1,844              532             1,283
---------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES                          (181,242)          28,807           201,101
---------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                           528             (298)           (1,535)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                 215              513             2,048
---------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                 $     743         $    215         $     513
---------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                      ----
                                       20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Owens & Minor, Inc. and Subsidiaries

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
Owens & Minor, Inc. is one of the two largest distributors of medical/surgical supplies in the United States. The consolidated financial statements include the accounts of Owens & Minor, Inc. and its wholly owned subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated. The preparation of the consolidated financial statements in accordance with generally accepted accounting principles requires management assumptions and estimates that affect amounts reported. Actual results may differ from these estimates.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents include cash and marketable securities with an original maturity or maturity at acquisition of three months or less. Cash and cash equivalents are stated at cost, which approximates market value.

MERCHANDISE INVENTORIES
The Company's merchandise inventories are valued on a last-in, first-out (LIFO) basis.

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

EXCESS OF PURCHASE PRICE OVER NET ASSETS ACQUIRED
The excess of purchase price over net assets acquired (goodwill) is amortized on a straight-line basis over 40 years from the dates of acquisition. As of December 31, 1996 and 1995, goodwill was $181.1 million and the related accumulated goodwill amortization was $13.7 million and $9.2 million, respectively. Based upon management's assessment of future cash flows of acquired businesses, the carrying value of goodwill at December 31, 1996 has not been impaired. The carrying value of goodwill could be impacted if estimated future cash flows are not achieved.

COMPUTER SOFTWARE
The Company's computer software expenditures are applicable to software for internal use. Certain software development costs are capitalized when incurred and only after technological feasibility has been established. Technological feasibility is determined based upon completion of a detailed program design, or, if such is not pursued, then a product design and a working model. Amortization of all capitalized software costs begins after the software is available for use in the Company's operations and is computed on a product-by-product basis over the estimated economic life of the product from 3 to 5 years. Computer software costs are included in other assets, net, in the Consolidated Balance Sheets. Unamortized software at December 31, 1996 and 1995 was $11.1 million and $8.6 million, respectively. Depreciation and amortization expense includes $2.8 million, $2.2 million and $2.0 million, respectively, of software amortization for the years ended December 31, 1996, 1995 and 1994.

REVENUE RECOGNITION
Revenue from product sales is generally recognized at the time the product is shipped. Service revenue is recognized over the contractual period as the services are performed.

STOCK-BASED COMPENSATION
The Company uses the intrinsic value method of Accounting Principles Board Opinion No. 25 to account for stock-based compensation. This method requires compensation expense to be recognized for the excess of the quoted market price of the stock at grant date or the measurement date over the amount an employee must pay to acquire the stock. The disclosure requirements of Statement of Financial Accounting Standards
No. 123 are included in Note 11 of the Notes to Consolidated Financial
Statements.

                                      ----
                                       21

Owens & Minor, Inc. and Subsidiaries

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

NOTE 2 - BUSINESS ACQUISITIONS
     On May 10, 1994, Owens & Minor, Inc. paid an aggregate purchase price of $155.2 million, consisting of $40.2 million in cash and 1.15 million shares of 4.5%, $100 par value, Series B Cumulative Preferred Stock, for all the capital stock of Stuart Medical, Inc. (Stuart), a distributor of medical/surgical supplies. The Series B Cumulative Preferred Stock is convertible into approximately 7.0 million shares of common stock. The transaction was accounted for as a purchase and, accordingly, the operating results of Stuart have been included in the Company's consolidated operating results since May 1, 1994. The purchase price exceeded the net assets acquired by approximately $159.0 million, which is being amortized on a straight-line basis over 40 years.
     The following unaudited pro forma results of operations for the year ended December 31, 1994 assume the Stuart acquisition occurred January 1, 1994. The amounts reflect adjustments, such as increased interest expense on acquisition debt, amortization of the excess of purchase price over net assets acquired, reversal of nonrecurring restructuring expenses and related income tax effects.

Year Ended December 31,                                              1994
----------------------------------------------------------------------------
Net sales (000's)                                                 $2,718,000
Net income (000's)                                                $   28,100
Net income per common share                                       $      .74
----------------------------------------------------------------------------

     The pro forma results are not necessarily indicative of what actually would have occurred if the Stuart acquisition had been in effect for 1994. In addition, they are not intended to be a projection of future results. As part of the Stuart acquisition, the Company initiated a plan to close certain facilities and terminate certain employees of the former Stuart operations. The costs of this plan were included as a liability assumed from the acquisition and included in the allocation of the purchase price. During 1995, the Company incurred substantially all of the costs of exiting the former Stuart operations and charged approximately $6.5 million against established acquisition liabilities.
     On October 1, 1994, the Company acquired substantially all of the assets of Emery Medical Supply, Inc. (Emery) of Denver, Colorado for cash. The acquisition was accounted for as a purchase with the results of Emery included from the acquisition date. Pro forma results of this acquisition, assuming it had been made at the beginning of the year, would not be materially different from the results reported.

NOTE 3 - NONRECURRING RESTRUCTURING EXPENSES
     During 1995 and 1994, the Company incurred $16.7 million and $29.6 million, respectively, of nonrecurring restructuring expenses related to two restructuring plans. Under the first plan, the Company incurred $13.2 million and $29.6 million in 1995 and 1994, respectively, of nonrecurring restructuring expenses in connection with the Stuart acquisition and the Company's related decision to contract out the management and operation of its mainframe computer system. These expenses were comprised primarily of duplicate facility costs (approximately $9.3 million and $15.2 million in 1995 and 1994, respectively), including the costs of maintaining duplicate personnel and duplicate locations and the costs of converting Stuart divisions to the Company's systems and processes; costs associated with redesigning and implementing processes and systems that optimize warehouse resources and revising existing processes and systems to utilize the most efficient practices of both companies to increase efficiencies within the combined company (approximately

                                      ----
                                       22

Owens & Minor, Inc. and Subsidiaries

$3.9 million and $7.1 million in 1995 and 1994, respectively), including the development of both a client/server strategy and the requirements for forecasting and warehouse management systems, both necessary to accommodate the needs of the combined companies; and costs associated with the conversion to an outsourced mainframe computer (approximately $7.3 million in 1994), including the cost of terminating leases and the incremental costs of transferring software licenses. The nonrecurring expenses include non-cash asset write-downs of approximately $3.2 million in 1994 and accrued liabilities of $1.4 million at December 31, 1995.
     Under the second plan, which was implemented in December 1995, the Company incurred $3.5 million of nonrecurring restructuring expenses in connection with the closing of two distribution centers and the downsizing of five distribution centers. These expenses were comprised primarily of costs associated with a reduction of employees (approximately $1.7 million), the write-down of non-cash assets (approximately $0.9 million) and other related exit costs (approximately $0.9 million). At December 31, 1995, the associated accrued liability balance was $2.6 million. During 1996, the Company substantially completed both restructuring plans and charged approximately $3.0 million against the established accrued liabilities.

NOTE 4 - MERCHANDISE INVENTORIES
     The Company's merchandise inventories are valued on a last-in, first-out
(LIFO) basis. If LIFO inventories had been valued on a current cost or first-in, first-out (FIFO) basis, they would have been greater by $22.9 million, $22.0 million and $18.3 million as of December 31, 1996, 1995 and 1994, respectively. In 1995, the Company recorded a $2.0 million provision for specifically identified slow-moving inventory. During 1996, inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory carried at lower costs prevailing in prior years as compared with the cost of 1996 purchases, the effect of which increased net income by approximately $1.2 million or $0.04 per common share.

NOTE 5 - PROPERTY AND EQUIPMENT
     The Company's investment in property and equipment consists of the following:

(In thousands)
December 31,                                1996             1995
-------------------------------------------------------------------
Warehouse equipment                       $ 22,824         $ 22,489
Computer equipment                          19,657           19,056
Office and other equipment                  10,710           11,138
Land and buildings                           2,966            9,891
Leasehold improvements                       8,316            7,100
-------------------------------------------------------------------
                                            64,473           69,674
Accumulated depreciation and amortization  (35,242)         (30,625)
-------------------------------------------------------------------
Property and equipment, net               $ 29,231         $ 39,049
-------------------------------------------------------------------

     Depreciation and amortization expense for property and equipment in 1996, 1995 and 1994 was $8.7 million, $8.5 million and $7.7 million, respectively.

NOTE 6 - ACCOUNTS PAYABLE
     Accounts payable balances were $224.0 million and $241.0 million as of December 31, 1996 and 1995, respectively, of which $183.0 million and $192.7 million, respectively, were trade accounts payable and $41.0 million and $48.3 million, respectively, were drafts payable. Drafts payable are checks written in excess of bank balances to be funded upon clearing the bank.

                                      ----
                                       23

Owens & Minor, Inc. and Subsidiaries

NOTE 7 - LONG-TERM DEBT AND OFF BALANCE SHEET FINANCING
     The Company's long-term debt consists of the following:

(In thousands)
December 31,                                                                      1996                         1995
----------------------------------------------------------------------------------------------------------------------------
                                                                         CARRYING    ESTIMATED        Carrying    Estimated
                                                                          AMOUNT     FAIR VALUE        Amount     Fair Value
----------------------------------------------------------------------------------------------------------------------------
10.875% Senior Subordinated Notes, mature June 2006                      $150,000     $159,000        $     -      $      -
Revolving credit facilities with interest based on London Interbank
  Offered Rate (LIBOR) or Prime Rate expires
  May 2001, credit limit of $225,000 and $425,000 at
  December 31, 1996 and 1995, respectively                                  6,500        6,500        313,300       313,300
$11.5 million, 0% Subordinated Note, matures May 1997, effective
  interest rate 10.4%                                                      11,049       11,258         10,008        10,622
9.1% Convertible Subordinated Debenture, converted March 1996                   -            -          3,333         3,333
Other                                                                           -            -            722           722
----------------------------------------------------------------------------------------------------------------------------
                                                                          167,549      176,758        327,363       327,977
Current maturities                                                              -            -         (4,055)       (4,055)
----------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                           $167,549     $176,758        $323,308     $323,922
----------------------------------------------------------------------------------------------------------------------------

     Concurrently with the Stuart acquisition in 1994, the Company entered into a $350.0 million Senior Credit Facility to fund the $40.2 million cash paid in the acquisition, repay certain long-term indebtedness of Stuart and fund working capital requirements. On February 28, 1995, the Senior Credit Facility was amended to provide an increase in principal amount up to $425.0 million primarily to fund the Company's working capital and capital expenditure needs. During May 1996 the Company refinanced its $425.0 million Senior Credit Facility by issuing $150.0 million of 10.875% Senior Subordinated 10-year notes (Notes), increasing its available receivables financing facility (Receivables Financing Facility) to $150.0 million from $75.0 million and entering into a new $225.0 million revolving credit facility (New Senior Credit Facility).
     The Notes were issued on May 29, 1996, and mature on June 1, 2006. Interest on the Notes is payable semi-annually on June 1 and December 1. The Notes are redeemable, after June 1, 2001, at the Company's option subject to certain restrictions. The Notes are unconditionally guaranteed on a joint and several basis by all direct and indirect subsidiaries of the Company, other than O&M Funding Corp. (OMF).
     The New Senior Credit Facility expires in May 2001 with interest based on, at the Company's discretion, the London Interbank Offered Rate (LIBOR) or the Prime Rate. The Company is charged a commitment fee of 0.25% on the unused portion of the New Senior Credit Facility. The New Senior Credit Facility limits the amount of indebtedness the Company may incur, requires the Company to maintain certain financial covenants including covenants related to tangible net worth, cash flow coverage, current ratio, leverage ratio and fixed charge coverage ratio, and restricts the ability of the Company to materially alter the character of the business through consolidation, merger or purchase or sale of assets. At December 31, 1996, the Company was in compliance with these covenants.
     Net interest expense includes finance charge income of $4.7 million, $3.8 million and $2.0 million in 1996, 1995 and 1994, respectively. Finance charge income represents payments from customers for past due balances on their accounts. Cash payments for interest during 1996, 1995 and 1994 were $22.1 million, $29.0 million and $9.8 million, respectively.
     The estimated fair value of long-term debt is based on the borrowing rates currently available to the Company for loans with similar terms and average maturities.
     The annual maturities of long-term debt for the five years subsequent to December 31, 1996 are as follows: $11.0 million in 1997, $0 in 1998, 1999 and 2000 and $6.5 million in 2001. At December 31, 1996, the 0% Subordinated Note is classified as long-term due to the Company's intent and ability to refinance the note through its revolving credit facility.

OFF BALANCE SHEET FINANCING
     On December 28, 1995, the Company entered into the Receivables Financing Facility pursuant to which a subsidiary of the Company is entitled to transfer, without recourse, certain of the Company's trade receivables and to receive up to $75.0 million from an unrelated third party purchaser at a cost of funds at

                                      ----
                                       24

Owens & Minor, Inc. and Subsidiaries

commercial paper rates plus a charge for administrative and credit support services. In May 1996, the Receivables Financing Facility was modified to allow the Company to receive up to $150.0 million under the agreement and to extend the term of the agreement from December 1996 to May 1999. At December 31, 1996 and 1995 the Company had received $126.0 million and $59.3 million, respectively, under the agreement. To continue use of the Receivables Financing Facility, the Company is required to be in compliance with the covenants of the New Senior Credit Facility.
     The Company manages its interest rate risk, primarily through the use of interest rate swap and cap agreements. The Company's interest rate swap agreements as of December 31, 1996 included $100.0 million notional amounts which effectively converted a portion of the Company's fixed rate financing instruments to variable rate instruments. Under these swap agreements, expiring in May 2006, the Company pays the counterparties a variable rate based on the six-month LIBOR and the counterparties pay the Company a fixed interest rate ranging from 7.27% to 7.32%. At the option of the counterparties, these swaps can be terminated in 2001. The Company also had $90.0 million and $105.0 million as of December 31, 1996 and 1995, respectively, notional amounts of interest rate swaps which effectively converted a portion of the Company's variable rate financing instruments to fixed rate instruments. Under these swap agreements, which expire in 1997 and 1998, the Company pays the counterparties a fixed rate ranging from 6.45% to 7.72% and the counterparties pay the Company a variable rate based on either the three-month or six-month LIBOR. As of December 31, 1995, the Company also had $20.0 million notional amounts of interest rate caps which had a cap rate of 6.5% and expired during 1996. Payments from the counterparties under these agreements were based on the three-month LIBOR.
     The payments received or disbursed related to the interest rate swaps and the amortization of the cap fees are included in interest expense, net. Based on estimates of the prices obtained from a dealer, the Company had an unrealized gain of approximately $0.7 million for the fixed to variable rate swaps and an unrealized loss of approximately $1.5 million for the variable to fixed rate swaps at December 31, 1996 and an unrealized loss of approximately $3.0 million and $48.0 thousand for the variable to fixed rate swaps and caps, respectively, as of December 31, 1995.
     The Company is exposed to certain losses in the event of nonperformance by the counterparties to these off balance sheet agreements. However, the Company's exposure is not material and nonperformance is not anticipated.

NOTE 8 - CONDENSED CONSOLIDATING FINANCIAL INFORMATION
     The following table presents condensed consolidating financial information for: Owens & Minor, Inc.; on a combined basis, the guarantors of Owens & Minor, Inc.'s Notes (all of the wholly owned subsidiaries of Owens & Minor, Inc. except for OMF); and OMF, Owens & Minor, Inc.'s only non-guarantor subsidiary of the Notes. Separate financial statements of the guarantor subsidiaries are not presented because the guarantors are jointly, severally and unconditionally liable under the guarantees and the Company believes the condensed consolidating financial statements are more meaningful in understanding the financial position of the guarantor subsidiaries.

(In thousands)
AS OF AND FOR THE YEAR ENDED                              OWENS &       GUARANTOR
DECEMBER 31, 1996                                       MINOR, INC.    SUBSIDIARIES      OMF      ELIMINATIONS    CONSOLIDATED
------------------------------------------------------------------------------------------------------------------------------
Current assets                                           $ 159,243      $  437,669     $59,374     $ (200,786)     $  455,500
Noncurrent assets                                          306,735         232,125           -       (314,859)        224,001
------------------------------------------------------------------------------------------------------------------------------
Total assets                                             $ 465,978      $  669,794     $59,374     $ (515,645)     $  679,501
------------------------------------------------------------------------------------------------------------------------------
Current liabilities                                      $   2,588      $  417,939     $43,319     $ (201,336)     $  262,510
Noncurrent liabilities                                     156,500          18,091           -              -         174,591
Shareholders' equity                                       306,890         233,764      16,055       (314,309)        242,400
------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity               $ 465,978      $  669,794     $59,374     $ (515,645)     $  679,501
------------------------------------------------------------------------------------------------------------------------------
Net sales                                                $  21,700      $3,019,003     $ 9,709     $  (31,409)     $3,019,003
Expenses                                                    22,310       3,007,425       8,262        (31,959)      3,006,038
------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                        $    (610)     $   11,578     $ 1,447     $      550      $   12,965
------------------------------------------------------------------------------------------------------------------------------

                                      ----
                                       25

Owens & Minor, Inc. and Subsidiaries

NOTE 9 - RETIREMENT PLANS

PENSION AND RETIREMENT PLAN
     The Company has a noncontributory pension plan covering substantially all employees. At December 31, 1996, substantially all of the benefits of employees under this plan were frozen, with all participants becoming fully vested. The changes in this plan resulted in a 1996 curtailment gain of approximately $2.0 million, which is recorded in selling, general and administrative expenses in the Company's Consolidated Statement of Operations.
     The Company will continue to fund the plan based on federal law requirements and amounts deductible for income tax purposes, until which time the plan assets equal its liabilities and can be terminated. As of December 31, 1996, plan assets consist primarily of equity securities, including 34 thousand shares of the Company's common stock, and U.S. Government securities.
     The Company also has a noncontributory, unfunded retirement plan for certain officers and other key employees. Benefits are based on a percentage of the employees' compensation. The Company maintains life insurance policies on plan participants to act as a financing source for the plan.
     The following table sets forth the plans' financial status and the amounts recognized in the Company's Consolidated Balance Sheets:

(In thousands)                                                                 Pension Plan              Retirement Plan
---------------------------------------------------------------------------------------------------------------------------

December 31,                                                                 1996        1995           1996         1995
---------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Accumulated benefit obligations
    Vested                                                                 $(18,166)   $(15,092)      $ (1,386)    $ (1,256)
    Non-vested                                                                    -      (1,580)        (1,234)      (1,384)
---------------------------------------------------------------------------------------------------------------------------
Total accumulated benefit obligations                                       (18,166)    (16,672)        (2,620)      (2,640)
Additional amounts related to projected salary increases                       (158)     (2,298)        (2,397)      (1,937)
---------------------------------------------------------------------------------------------------------------------------
Projected benefit obligations for service rendered to date                  (18,324)    (18,970)        (5,017)      (4,577)
Plan assets at fair market value                                             16,950      14,741              -            -
---------------------------------------------------------------------------------------------------------------------------
Plan assets under projected benefit obligations                              (1,374)     (4,229)        (5,017)      (4,577)
Unrecognized net loss from past experience                                        -       1,793          1,839        1,702
Unrecognized prior service cost (benefit)                                         -         334           (237)         (20)
Unrecognized net (asset) obligation being recognized over
  17 years                                                                        -        (107)           246          287
Adjustment required to recognize minimum liability
  under SFAS 87                                                                   -           -              -          (31)
---------------------------------------------------------------------------------------------------------------------------
Accrued pension liability                                                  $ (1,374)   $ (2,209)      $ (3,169)    $ (2,639)
---------------------------------------------------------------------------------------------------------------------------

     The components of net periodic pension cost for both plans are as follows:

(In thousands)
Year Ended December 31,                                                            1996            1995            1994
-------------------------------------------------------------------------------------------------------------------------
Service cost-benefits earned during the year                                      $ 2,598         $ 1,865         $ 1,314
Interest cost on projected benefit obligations                                      1,714           1,425           1,232
Actual (return) loss on plan assets                                                (1,566)         (2,521)            436
Curtailment gain                                                                   (1,988)              -               -
Net amortization and deferral                                                         422           1,470          (1,462)
-------------------------------------------------------------------------------------------------------------------------
Net periodic pension cost                                                         $ 1,180         $ 2,239         $ 1,520
-------------------------------------------------------------------------------------------------------------------------

     The weighted average discount rate, rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations and the expected long-term rate of return on plan assets were assumed to be 7.5%, 5.5% and 8.5%, respectively, for both 1996 and 1995.

                                      ----
                                       26

Owens & Minor, Inc. and Subsidiaries

OTHER RETIREMENT BENEFITS
     The Company substantially terminated its postretirement medical plan in 1996. The termination resulted in a reduction in the Company's accumulated postretirement benefit obligation of approximately $1.6 million which will be recognized in income over the lives of the remaining participants in the plan (approximately 13 years).
     The following table sets forth the plan's financial status and the amount recognized in the Company's Consolidated Balance Sheets:

(In thousands)
December 31,                                                                                        1996            1995
--------------------------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                                                                         $  (376)        $  (329)
  Fully eligible active plan participants                                                             (556)           (837)
  Other active plan participants                                                                         -            (919)
--------------------------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation                                                         (932)         (2,085)
Unrecognized prior service benefit                                                                  (1,567)              -
Unrecognized net gain from past experience                                                               -             (52)
--------------------------------------------------------------------------------------------------------------------------
Accrued postretirement benefit liability                                                           $(2,499)        $(2,137)
--------------------------------------------------------------------------------------------------------------------------

     The components of net periodic postretirement benefit cost are as follows:

(In thousands)
Year Ended December 31,                                                                  1996         1995          1994
------------------------------------------------------------------------------------------------------------------------
Service cost-benefits earned during the year                                             $308         $ 275         $206
Interest cost on accumulated postretirement benefit obligations                           177           152          160
Net amortization                                                                          (78)         (120)           6

------------------------------------------------------------------------------------------------------------------------
Net periodic postretirement benefit cost                                                 $407         $ 307         $372
------------------------------------------------------------------------------------------------------------------------

     For measurement purposes, a 12.0% annual rate of increase in the per capita cost of covered healthcare benefits was assumed for 1996; the rate was assumed to decrease gradually to 6.0% for the year 2001 and remain at that level thereafter. The healthcare cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed healthcare cost trend rate by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996 by $35 thousand and the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost for the year then ended by $48 thousand. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% for both 1996 and 1995.
     The Company maintains a voluntary Savings and Protection Plan covering substantially all full-time employees who have completed six months of service and have attained age 18. The Company matches a certain percentage of each employee's contribution. The Company incurred approximately $1.0 million and $1.1 million in 1996 and 1995, respectively, of expenses related to this plan. Effective January 1, 1997, the Company enhanced this plan to provide for a minimum contribution by the Company to the plan for all eligible employees of 1% of their salary. This contribution can be increased at the Company's discretion.

NOTE 10 - SHAREHOLDERS' EQUITY
     On May 10, 1994, the Company issued 1.15 million shares of Series B preferred stock as part of the Stuart acquisition. Each share of preferred stock has an annual dividend of $4.50, payable quarterly, has voting rights on items submitted to a vote of the holders of common stock and is convertible into approximately 6.1 shares of common stock at the shareholder's option. After April 1997, the preferred stock is redeemable by the Company at a price of $100 subject to certain restrictions.

                                      ----
                                       27

Owens & Minor, Inc. and Subsidiaries

     The changes in common stock, paid-in capital and retained earnings are shown as follows:

                                                                  COMMON
                                                                  SHARES       COMMON     PAID-IN     RETAINED
(In thousands, except per share data)                           OUTSTANDING     STOCK     CAPITAL     EARNINGS     TOTAL
--------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1993                                          20,285      $40,569    $  9,258    $87,116     $136,943
Stock split (three-for-two)                                        10,203      20,407      (12,343)    (8,064)           -
Common stock issued for incentive plan                                 24          48          515          -          563
Proceeds from exercised stock options                                 189         379          904          -        1,283
Net income                                                              -           -            -      7,919        7,919
Common stock cash dividends ($0.17 per share)                           -           -            -     (5,221)      (5,221)
Preferred stock cash dividends ($4.50 per share)                        -           -            -     (3,309)      (3,309)
Acquisition related payout                                             63         125        2,112          -        2,237
Other                                                                   -           -          761          -          761

--------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1994                                          30,764      61,528        1,207     78,441      141,176
Common stock issued for incentive plan                                 34          68          416          -          484
Proceeds from exercised stock options                                  64         128          404          -          532
Net loss                                                                -           -            -    (11,308)     (11,308)
Common stock cash dividends ($0.18 per share)                           -           -            -     (5,555)      (5,555)
Preferred stock cash dividends ($4.50 per share)                        -           -            -     (5,175)      (5,175)
Other                                                                   -           -          117          -          117
--------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1995                                          30,862      61,724        2,144     56,403      120,271
Proceeds from exercised stock options                                 206         412        1,432          -        1,844
Convertible debt conversion                                           867       1,734        1,766          -        3,500
Net income                                                              -           -            -     12,965       12,965
Common stock cash dividends ($0.18 per share)                           -           -            -     (5,693)      (5,693)
Preferred stock cash dividends ($4.50 per share)                        -           -            -     (5,175)      (5,175)
Other                                                                 (28)        (56)        (256)         -         (312)
--------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1996                                          31,907      $63,814    $  5,086    $58,500     $127,400
--------------------------------------------------------------------------------------------------------------------------

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

NOTE 11 - STOCK-BASED COMPENSATION
     The Company has five stock-based compensation plans which provide for the granting of stock options, stock appreciation rights (SARs) and common stock. The plans are administered by the Compensation and Benefits Committee of the Board of Directors and allow the Company to award or grant from time to time to employees and directors of the Company incentive, non-qualified and deferred compensation stock options, SARs and restricted and unrestricted stock. Two of the plans expired prior to December 31, 1996, except with respect to options outstanding under the plans. The remaining three plans have expiration dates of April 1998 and April 2001. The total common shares originally available for issuance under the remaining plans was approximately 3.0 million.
     The restricted stock and stock options issued under the plans generally vest over three years and the stock options have a maximum term of 10 years. As of December 31, 1996, there were no SARs outstanding

                                      ----
                                       28

Owens & Minor, Inc. and Subsidiaries

under the plans. The following table summarizes the activity and terms of outstanding options at December 31, 1996, and for the years in the three-year period then ended:

                                                              1996                    1995                    1994
--------------------------------------------------------------------------------------------------------------------------

                                                                  AVERAGE                 Average                 Average
                                                                  EXERCISE                Exercise                Exercise
(In thousands, except per share data)                  SHARES      PRICE       Shares      Price       Shares      Price
--------------------------------------------------------------------------------------------------------------------------
Options outstanding beginning of year                  1,745       $12.41      1,742       $12.36      1,031       $ 8.80
Granted                                                  629       $13.38        221       $13.17        953       $14.93
Exercised                                               (206)      $ 8.95        (64)      $ 8.31       (227)      $ 7.00
Expired/cancelled                                       (246)      $12.67       (154)      $14.59        (15)      $12.03
--------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                             1,922       $13.06      1,745       $12.41      1,742       $12.36
Exercisable options at end of year                     1,053       $12.40        978       $11.19        545       $ 9.09
--------------------------------------------------------------------------------------------------------------------------

     At December 31, 1996, the following option groups were outstanding:

                                            OUTSTANDING                                      EXERCISABLE
--------------------------------------------------------------------------------------------------------------------

                                             WEIGHTED        WEIGHTED AVERAGE                            WEIGHTED
RANGE OF EXERCISE        NUMBER OF           AVERAGE            REMAINING            NUMBER OF           AVERAGE
      PRICES          OPTIONS (000'S)     EXERCISE PRICE     CONTRACTUAL LIFE     OPTIONS (000'S)     EXERCISE PRICE
--------------------------------------------------------------------------------------------------------------------
  $ 8.00 - 12.00             486              $ 8.75                2.3                  430              $ 8.60
  $12.01 - 16.50           1,436              $14.52                8.3                  623              $15.03
--------------------------------------------------------------------------------------------------------------------
                           1,922              $13.06                6.8                1,053              $12.40
--------------------------------------------------------------------------------------------------------------------


--------------------------------------
                    WEIGHTED AVERAGE
RANGE OF EXERCISE      REMAINING
      PRICES        CONTRACTUAL LIFE
--------------------------------------
  $ 8.00 - 12.00           1.3
  $12.01 - 16.50           7.6
---------------------------------
                           5.0
---------------------------------

     Using the intrinsic value method, the Company's 1996, 1995 and 1994 net income/(loss) includes stock-based compensation expense (net of tax benefit) of approximately $50 thousand, $0 and $290 thousand, respectively. The weighted average fair value of options granted in 1996 and 1995 was $3.90 and $3.80 per option, respectively. Had the Company included in stock-based compensation expense the fair value at grant date of stock option awards granted in 1996 and 1995, net income/(loss) would have been $12.3 million or $0.23 per common share and $(11.5) million or $(0.54) per common share for the years ended December 31, 1996 and 1995, respectively. These pro forma amounts may not be representative of the effects on pro forma net income in future periods. The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in both 1996 and 1995: dividend yield 1.8%, expected volatility 32.0%, risk-free interest rate 6.3% and expected lives 4.0 years.

NOTE 12 - INCOME TAXES
     The income tax provision (benefit) consists of the following:

(In thousands)
Year Ended December 31,                                                            1996             1995            1994
-------------------------------------------------------------------------------------------------------------------------
Current tax provision (benefit)
  Federal                                                                         $ 6,186         $(13,009)        $6,663
  State                                                                             1,556             (172)         1,635
-------------------------------------------------------------------------------------------------------------------------
Total current provision (benefit)                                                   7,742          (13,181)         8,298
-------------------------------------------------------------------------------------------------------------------------
Deferred tax provision (benefit)
  Federal                                                                           1,923            7,731         (1,816)
  State                                                                               483              350           (404)
-------------------------------------------------------------------------------------------------------------------------
Total deferred provision (benefit)                                                  2,406            8,081         (2,220)
-------------------------------------------------------------------------------------------------------------------------
Income tax provision (benefit)                                                    $10,148         $ (5,100)        $6,078
-------------------------------------------------------------------------------------------------------------------------

                                      ----
                                       29

Owens & Minor, Inc. and Subsidiaries

     A reconciliation of the federal statutory rate to the Company's effective income tax rate is shown below:

Year Ended December 31,                                                             1996           1995          1994
----------------------------------------------------------------------------------------------------------------------
Federal statutory rate                                                              35.0 %        (34.0)%        35.0%
Increases (reductions) in the rate resulting from:
  State income taxes, net of federal income tax impact                               5.0           (3.3)         4.6
  Nondeductible goodwill amortization                                                7.5            9.5          2.8
  Nontaxable income                                                                 (4.6)          (4.5)           -
  Other, net                                                                         1.0            1.2          1.0
----------------------------------------------------------------------------------------------------------------------
Effective rate                                                                      43.9 %        (31.1)%        43.4%
----------------------------------------------------------------------------------------------------------------------

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

(In thousands)
Year Ended December 31,                                                                        1996               1995
------------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
  Allowance for doubtful accounts                                                             $ 3,053            $ 2,794
  Accrued liabilities not currently deductible                                                  7,597              6,802
  Employee benefit plans                                                                        3,636              3,916
  Merchandise inventories                                                                       2,613              1,836
  Nonrecurring restructuring expenses                                                             420              1,898
  Property and equipment                                                                            -                318
  Tax loss carryforward, net                                                                    1,665              1,051
  Other                                                                                           847                612
------------------------------------------------------------------------------------------------------------------------
Total deferred tax assets                                                                      19,831             19,227
------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
  Property and equipment                                                                        1,437                  -
  Computer software                                                                             1,869                  -
  Other                                                                                         1,293              1,589
------------------------------------------------------------------------------------------------------------------------
Total deferred tax liabilities                                                                  4,599              1,589
------------------------------------------------------------------------------------------------------------------------
Net deferred tax asset (included in other current assets and other assets, net)               $15,232            $17,638
------------------------------------------------------------------------------------------------------------------------

     At December 31, 1996 and 1995, the Company had a $0.35 million and $0.65 million valuation allowance, respectively, for state net operating losses. Based on the level of historical taxable income and projections of future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of existing valuation allowances, at December 31, 1996.
     Cash payments for income taxes for 1996, 1995 and 1994 were $8.0 million, $6.1 million and $8.2 million, respectively.

NOTE 13 - COMMITMENTS AND CONTINGENCIES
     The Company has a commitment through September 1998 to outsource the management and operation of its mainframe computer. This commitment is cancellable at any time on 180 days prior notice and a minimum payment of $8.1 million. The Company also has entered into noncancellable agreements to lease certain office and warehouse facilities with remaining terms ranging from one to 10 years. Certain leases include renewal options, generally for five-year increments. At December 31, 1996, future minimum annual payments under noncancellable agreements with original terms in excess of one year are as follows:

(In thousands)                                  Total
------------------------------------------------------
1997                                           $18,903
1998                                            17,741
1999                                            14,492
2000                                            11,133
2001                                             8,684
Later years                                     21,964
------------------------------------------------------
Total minimum payments                         $92,917
------------------------------------------------------

                                      ----
                                       30

Owens & Minor, Inc. and Subsidiaries

     Minimum lease payments have not been reduced by minimum sublease rentals aggregating $1.9 million due in the future under noncancellable subleases.
     Rent expense for the years ended December 31, 1996, 1995 and 1994 was $25.6 million, $27.0 million and $21.3 million, respectively.
     The Company sold transportation equipment with a net book value of approximately $407 thousand in a sale/leaseback transaction in 1994. The gain realized in the sale transaction totaling $1.3 million has been deferred and is being credited to income as a rent expense adjustment over the lease terms.
     The Company has limited concentrations of credit risk with respect to financial instruments. Temporary cash investments are placed with high credit quality institutions and concentrations within accounts and notes receivable are limited due to their geographic dispersion. In 1996, 1995 and 1994, net sales to Columbia/HCA Healthcare Corporation totaled $0.32 billion, $0.25 billion and $0.16 billion or approximately 11%, 8% and 7%, respectively, of the Company's net sales. Net sales to member hospitals under contract with VHA Inc. totaled $1.2 billion in 1996 and 1995, approximately 41% and 40%, respectively, of the Company's net sales and $1.0 billion, approximately 40% of the Company's net sales, in 1994. As members of a national healthcare network, VHA Inc. hospitals have incentive to purchase from their primary selected distributor; however, they operate independently and are free to negotiate directly with distributors and manufacturers.

NOTE 14 - LEGAL PROCEEDINGS
     Stuart has been named as a defendant along with product manufacturers, distributors, healthcare providers, trade associations and others in approximately 250 lawsuits, filed in various federal and state courts (the "Cases"). The Cases represent the claims of approximately 400 plaintiffs claiming personal injuries and approximately 250 spouses asserting claims for loss of consortium. The Cases seek damages for personal injuries allegedly attributable to spinal fixation devices. The great majority of the Cases seek compensatory and punitive damages in unspecified amounts.
     Prior to December 1992 and the Company's acquisition of Stuart in 1994, Stuart distributed spinal fixation devices manufactured by Sofamor SNC, a predecessor of Sofamor Danek Group, Inc. ("Sofamor Danek"). Approximately 30% of the Cases involve plaintiffs implanted with spinal fixation devices manufactured by Sofamor Danek. Such plaintiffs allege that Stuart is liable to them under applicable products liability law for injuries caused by such devices distributed and sold by Stuart. In addition, such plaintiffs allege that Stuart distributed and sold the spinal fixation devices through deceptive and misleading means and in violation of applicable law. In the remaining Cases, plaintiffs seek to hold Stuart liable for injuries caused by other manufacturers' devices that were neither distributed nor sold by Stuart. Such plaintiffs allege that Stuart engaged in a civil conspiracy and concerted action with manufacturers, distributors and others to promote the sale of spinal fixation devices through deceptive and misleading means and in violation of applicable law. Stuart never manufactured any spinal fixation devices. The Company believes that affirmative defenses are available to Stuart. All Cases filed against Stuart have been, and will continue to be, vigorously defended.
     A majority of the Cases have been transferred to, and consolidated for pretrial proceedings, in the Eastern District of Pennsylvania in Philadelphia under the style MDL Docket No. 1014: In re Orthopedic Bone Screw Products Liability Litigation. Discovery proceedings, including the taking of depositions, have been ongoing in certain of the Cases that were first to be filed. Discovery in certain Cases filed later may begin in 1997. Because of the preliminary status of the Cases, the Company is unable at this time to determine with certainty whether or not Stuart may be held liable.
     In January 1997, the presiding judge entered an order preliminarily approving a settlement agreement between one manufacturer of spinal fixation devices, AcroMed Corporation ("AcroMed"), and the plaintiff's legal committee in the multi-district litigation. Under the proposed terms of the settlement, AcroMed would establish a settlement fund consisting of $100 million in cash and the proceeds of its product liability insurance coverage. Stuart did not distribute devices manufactured by AcroMed and is not a party to the AcroMed settlement. A final hearing will be held later in 1997 to approve the fairness, adequacy and

                                      ----
                                       31

Owens & Minor, Inc. and Subsidiaries

reasonableness of the settlement. It is anticipated that nonsettling defendants, including other manufacturers and distributors, will object to the terms of the settlement and the proposed terms of the notice of the settlement.
     The Company believes that Stuart may be named as a defendant in additional similar cases in the future as a result of the pending AcroMed settlement or as statutes of limitations approach expiration.
     Based upon management's analysis of indemnification agreements between Stuart and Sofamor Danek, the manufacturer of the devices distributed by Stuart, the Company believes that Stuart is entitled to indemnification by Sofamor Danek at least with respect to claims brought by plaintiffs implanted with devices manufactured by Sofamor Danek. Such Cases are being defended by Stuart's insurance carriers. Regarding those Cases filed by plaintiffs implanted with other manufacturers' devices, one of Stuart's primary insurance carriers has notified a representative of the former shareholders of Stuart that it will withdraw its provision of defense of such Cases and another one of Stuart's primary insurance carriers has notified a representative of the former shareholders of Stuart that it has declined to provide a defense for such Cases, in both instances asserting that such Cases involve only conspiracy and concerted action claims. The former shareholders of Stuart are contesting the insurance companies' withdrawal and declination of the defense of such Cases. The Company and Stuart are also contractually entitled to indemnification by the former shareholders of Stuart for any liabilities and related expenses incurred by the Company or Stuart in connection with the foregoing litigation. The Company believes that Stuart's available insurance coverage together with the indemnification rights discussed above are adequate to cover any losses should they occur, and accordingly has accrued no liability therefor. Except as set forth above, the Company is not aware of any uncertainty as to the availability and adequacy of such insurance or indemnification, although there can be no assurance that Sofamor Danek and the former shareholders will have sufficient financial resources in the future to meet such obligations.
     The Company is party to various other legal actions that are ordinary and incidental to its business. While the outcome of legal actions cannot be predicted with certainty, management believes the outcome of these proceedings will not have a material adverse effect on the Company's financial condition or results of operations.

NOTE 15 - QUARTERLY FINANCIAL DATA (UNAUDITED)
     The following table presents the summarized quarterly financial data for 1996 and 1995:

                                                                                             1996
(In thousands, except per share data)                                -----------------------------------------------------
QUARTER                                                                1ST            2ND            3RD            4TH
--------------------------------------------------------------------------------------------------------------------------
Net sales                                                            $771,312       $749,938       $744,146       $753,607
--------------------------------------------------------------------------------------------------------------------------
Gross margin                                                           74,179         74,511         74,486         75,214
--------------------------------------------------------------------------------------------------------------------------
Net income                                                              1,519          2,931          3,750          4,765
--------------------------------------------------------------------------------------------------------------------------
Net income per common share                                          $    .01       $    .05       $    .08       $    .11
--------------------------------------------------------------------------------------------------------------------------

                                                                                             1995
                                                                     -----------------------------------------------------
Quarter                                                                1st            2nd            3rd            4th
--------------------------------------------------------------------------------------------------------------------------
Net sales                                                            $747,095       $743,718       $739,021       $746,652
--------------------------------------------------------------------------------------------------------------------------
Gross margin                                                           72,908         70,501         59,366         65,043
--------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                       4,613          1,688         (8,601)        (9,008)
--------------------------------------------------------------------------------------------------------------------------
Net income (loss) per common share                                   $    .11       $    .01       $   (.32)      $   (.33)
--------------------------------------------------------------------------------------------------------------------------

                                      ----
                                       32

Independent Auditors' Report
The Board of Directors and Shareholders
Owens & Minor, Inc.:

     We have audited the accompanying consolidated balance sheets of Owens & Minor, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Owens & Minor, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                      /s/ KPMG PEAT MARWICK LLP


Richmond, Virginia
February 5, 1997




Report of Management
     The management of Owens & Minor, Inc. is responsible for the preparation, integrity and objectivity of the consolidated financial statements and related information presented in this annual report. The consolidated financial statements were prepared in conformity with generally accepted accounting principles applied on a consistent basis and include, when necessary, the best estimates and judgments of management.
     The Company maintains a system of internal controls that provides reasonable assurance that its assets are safeguarded against loss or unauthorized use, that transactions are properly recorded and that financial records provide a reliable basis for the preparation of the consolidated financial statements.
     The Audit Committee of the Board of Directors, composed entirely of directors who are not current employees of Owens & Minor, Inc., meets periodically and privately with the Company's independent auditors and internal auditors, as well as with Company management, to review accounting, auditing, internal control and financial reporting matters. The independent auditors and internal auditors have direct access to the Audit Committee with and without management present to discuss the results of their activities.



/s/ G. Gilmer Minor, III                                 /s/ Ann Greer Rector
-------------------------                               -----------------------
G. Gilmer Minor, III                                     Ann Greer Rector
Chairman, President & Chief Executive Officer            Senior Vice President &
                                                         Chief Financial Officer

        Stock Market and Dividend Information

[LOGO] Owens & Minor, Inc.'s common stock trades on the New York Stock Exchange under the symbol OMI. The following table indicates the range of high and low sales prices per share of the Company's common shares as reported on the New York Stock Exchange and the quarterly cash dividends paid by the Company:



Year                              1996
---------------------------------------------------------------------
Quarter             1st      2nd      3rd      4th
---------------------------------------------------------------------

Market Price
   High           $ 12.75   $14.38   $11.75   $10.88
   Low             $11.25   $11.63   $ 9.25   $ 9.25
Dividends per
  share            $ .045   $ .045   $ .045   $ .045
---------------------------------------------------------------------




Year                                1995
---------------------------------------------------------------------
Quarter              1st      2nd      3rd      4th
---------------------------------------------------------------------

Market Price
   High            $14.88   $14.13   $14.75   $13.38
   Low             $12.25   $11.63   $12.13   $11.63
Dividends per
  share            $ .045   $ .045   $ .045   $ .045
---------------------------------------------------------------------




Year                               1994
---------------------------------------------------------------------
Quarter              1st      2nd      3rd      4th
---------------------------------------------------------------------

Market Price
   High            $18.13   $17.13   $16.75   $16.75
   Low             $14.63   $14.13   $13.25   $13.63
Dividends per
  share            $ .035   $ .045   $ .045   $ .045
---------------------------------------------------------------------

     As of December 31, 1996, there were approximately 17,000 common shareholders.

                                ---